Exhibit 99.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

STRATASYS LTD.,

BACCIO MERGER CORPORATION,

BACCIO CORPORATION,

COOPERATION TECHNOLOGY CORPORATION,

AND

SHAREHOLDER REPRESENTATIVE SERVICES LLC, AS SELLER REPRESENTATIVE

June 19, 2013

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 19, 2013, by and among Stratasys Ltd., a company incorporated under the laws of the State of Israel (“Parent”), Baccio Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub I”), Baccio Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub II”) and together with Merger Sub I, the “Merger Subs”), Cooperation Technology Corporation, a Delaware corporation (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative of Company Holders (the “Seller Representative”).

RECITALS

WHEREAS, the board of directors of each of the Parent, Merger Subs and the Company has: (i) determined that the merger of Merger Sub I with and into the Company with the Company as the surviving corporation (“Merger I”),would be advisable and fair to, and in the best interests of, their respective stockholders, (ii) determined that immediately following the effectiveness of Merger I, the merger of the Company with and into Merger Sub II with Merger Sub II as the surviving corporation (“Merger II” and together with Merger I, the “Transaction”), would be advisable and fair to, and in the best interests of, their respective stockholders and (iii) approved the Transaction upon the terms and subject to the conditions set forth in this Agreement in accordance with applicable Legal Requirements;

WHEREAS, the Company Board has determined, subject to the terms of this Agreement, to recommend that the Company Stockholders adopt and approve this Agreement and approve the Transaction;

WHEREAS, concurrently with the execution of this Agreement and as a material inducement to the willingness of Parent to enter into this Agreement, each of the Key Stockholders has entered into stockholder agreements substantially in the form attached hereto as Exhibit A-1 with the Parent (the “Stockholder Agreement”), executed copies of which have been delivered to the Parent;

WHEREAS, immediately after the execution and delivery of this Agreement, the Company shall submit this Agreement and the Transaction to the Company Stockholders for approval by written consent by the requisite majority, in the form attached as Exhibit A-2 (the “Stockholder Written Consent”), in lieu of a special meeting of the Company Stockholders pursuant to Section 228 of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, as a condition and inducement to Parent to enter into this Agreement and incur the obligations set forth herein, at or prior to the execution and delivery of this Agreement, (i) the Key Employees have accepted and entered into employment arrangements and non-competition, non-solicitation, and confidentiality and intellectual property assignment agreements with Parent contingent upon and effective as of the Closing, as documented by the Employment Agreements, and (ii) Nathaniel B. Pettis (“Pettis”) has entered into a lock-up agreement and holdback agreement with Parent;

WHEREAS, concurrently with the execution of this Agreement, Parent and the Company have entered into the Alternative Earn-Out Agreement, in the form attached hereto as Exhibit O (the “Alternative Earn-Out Agreement”);

WHEREAS, a material term of the Transactions contemplated by this Agreement, concurrently with the execution of this Agreement, Parent and the Company have entered into that certain performance plan, and the Key Employee and certain other employees of the Company have entered into participation agreements thereunder;

WHEREAS, the Boards of Directors of each of Parent, Merger Subs and the Company, and Parent, or its wholly owned subsidiary, in its capacity as the sole stockholder of Merger Subs, have approved this Agreement, the Transaction and the other transactions contemplated hereby in accordance with the provisions of the DGCL; and

WHEREAS, the parties intend that Merger I and Merger II will be treated as an integrated transaction and that the Transaction will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the foregoing and the respective covenants, agreements, representations and warranties set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE TRANSACTION

Section 1.1            The Transaction.  Upon the terms and subject to the conditions of this Agreement, at the Effective Time of Merger I and in accordance with the DGCL, Merger Sub I shall be merged with and into the Company pursuant to which (a) the separate corporate existence of Merger Sub I shall cease, (b) the Company shall be the surviving corporation in Merger I (“Surviving Corporation I”) and shall continue its corporate existence under the laws of the State of Delaware as a direct wholly owned Subsidiary of the Parent and (c) all of the assets, properties, rights, privileges, powers and franchises of Merger Sub I will vest in Surviving Corporation I, and all of the debts, liabilities, obligations and duties of Merger Sub I will become the debts, liabilities, obligations and duties of Surviving Corporation I.  Immediately following the Effective Time of Merger I, and upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, Surviving Corporation I will be merged with and into Merger Sub II, pursuant to which (x) the separate existence of Surviving Corporation I shall cease, (y) Merger Sub II shall be the surviving corporation in Merger II (“Surviving Corporation II”) and shall continue its corporate existence under the laws of the State of Delaware initially as a direct wholly owned Subsidiary of the Parent and (z) all of the assets, properties, rights, privileges, powers and franchises of Surviving Corporation I will vest in Surviving Corporation II, and all of the debts, liabilities, obligations and duties of Surviving Corporation I will become the debts, liabilities, obligations and duties of Surviving Corporation II.

Section 1.2            Closing.  The closing of the Transaction (the “Closing”) shall take place at 10:00 a.m., New York time, on the third (3rd) Business Day after satisfaction or waiver of all of the conditions set forth in ARTICLE VII of this Agreement (other than the conditions which can, by their terms, be satisfied only on the Closing Date) at the offices of O’Melveny & Myers LLP, Times Square Tower, 7 Times Square, New York, New York 10036, or such other time, date or place as agreed to in writing by the parties hereto.  All deliveries to be made or other actions to be taken at the Closing shall be deemed to occur simultaneously, and no such delivery or action shall be deemed complete until all such deliveries and actions have been completed or the relevant parties have agreed to waive such delivery or action.  If the Closing does not occur, any delivery made or other action taken at the Closing shall be deemed not to have occurred and be without force or effect.  The date on which Closing takes place is referred to as the “Closing Date”.

Section 1.3            Effective Time of Merger I and Merger II.  Upon the terms and subject to the conditions set forth in ARTICLE VII of this Agreement, the parties hereto shall cause Merger I to be consummated by filing a certificate of merger substantially in the form attached hereto as Exhibit B-1 (the “Certificate of Merger I”) with the Secretary of State of the State of Delaware as soon as practicable on the Closing Date.  Merger I shall become effective upon the filing of the Certificate of Merger I with the Secretary of State of the State of Delaware or at such later time as shall be agreed upon in writing by the parties and specified in the Certificate of Merger I, which specified time shall be a time on the Closing Date.  The date and time when Merger I shall become effective is herein referred to as the “Effective Time of Merger I”.  Immediately after the Effective Time of Merger I, the parties hereto shall cause Merger II to be consummated by filing a certificate of merger substantially in the form attached hereto as Exhibit B-2 (the “Certificate of Merger II”) with the Secretary of State of the State of Delaware as soon as practicable on the Closing Date.  Merger II shall become effective upon the filing of the Certificate of Merger II with the Secretary of State of the State of Delaware or at such later time as shall be agreed upon in writing by the parties and specified in the Certificate of Merger II, which specified time shall be a time on the Closing Date.  The date and time when Merger II shall become effective is herein referred to as the “Effective Time of Merger II”.

Section 1.4            Effect of Merger I and Merger II.  At the Effective Time of Merger I, the effect of Merger I shall be as provided in this Agreement, the Certificate of Merger I and the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time of Merger I all the property, rights, privileges, powers and franchises of the Company and Merger Sub I shall vest in Surviving Corporation I, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Sub I shall become the debts, liabilities, obligations, restrictions, disabilities and duties of Surviving Corporation I.  At the Effective Time of Merger II, the effect of Merger II shall be as provided in this Agreement, the Certificate of Merger II and the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time of Merger II all the property, rights, privileges, powers and franchises of Surviving Corporation I and Merger Sub II shall vest in Surviving Corporation II, and all debts, liabilities, obligations, restrictions, disabilities and duties of Surviving Corporation I and Merger Sub II shall become the debts, liabilities, obligations, restrictions, disabilities and duties of Surviving Corporation II.

Section 1.5            Certificate of Incorporation and Bylaws.  At the Effective Time of Merger I, the certificate of incorporation of the Company in effect immediately prior to the Effective Time of Merger I (the “Company Certificate of Incorporation”) shall be amended and restated in its entirety to be identical to the certificate of incorporation of Merger Sub I, as in effect immediately prior to the Effective Time of Merger I, until thereafter amended in accordance with the DGCL and as provided therein; provided, however, that at the Effective Time of Merger I, Article I of the certificate of incorporation of Surviving Corporation I shall be amended and restated in its entirety to read as follows:  “The name of the corporation is Baccio Corporation”.  At the Effective Time of Merger I, the bylaws of the Company in effect immediately prior to the Effective Time of Merger I shall be amended and restated in their entirety to be identical to the bylaws of Merger Sub I, as in effect immediately prior to the Effective Time of Merger I, until thereafter amended in accordance with the DGCL and as provided therein.  The certificate of incorporation of Surviving Corporation II immediately after the Effective Time of Merger II shall be amended and restated in its entirety to be identical to the certificate of incorporation of Surviving Corporation I, as in effect immediately prior to the Effective Time of Merger II, until thereafter amended in accordance with the DGCL and as provided therein, and the bylaws of Surviving Corporation II immediately after the Effective Time of Merger II shall be amended and restated in its entirety to be identical to the bylaws of Surviving Corporation I, as in effect immediately prior to the Effective Time of Merger II, until thereafter amended in accordance with the DGCL and as provided therein.

Section 1.6            Directors and Officers.  Unless otherwise determined by Parent prior to the Effective Time of Merger I, the individuals set out in Section 1.6 of the Parent Disclosure Schedule shall be the initial directors of Surviving Corporation I until their respective successors are duly elected or appointed and qualified, provided that unless otherwise approved by the Company, the individuals set out on such Section 1.6(i) of the Parent Disclosure Schedule shall include the current Chief Executive Officer of the Company or another designee approved by the Company.  Unless otherwise determined by Parent and the Company prior to the Effective Time of Merger I, the individuals set out in Section 1.6(ii) of the Parent Disclosure Schedule shall be the initial officers of Surviving Corporation I in the capacities set forth opposite such individual’s name, until their respective successors are duly appointed.  In addition, unless otherwise determined by Parent and the Company prior to the Effective Time of Merger I, Parent, the Company and Surviving Corporation I shall cause the individuals set out in Section 1.6(iii) of the Parent Disclosure Schedule to be the directors and officers of each of the Company Subsidiaries immediately after the Effective Time of Merger I, each to hold office as a director or officer of such Company Subsidiary in accordance with the provisions of the laws of the State in which such Company Subsidiary was established and the bylaws or equivalent organizational documents of such Company Subsidiary.  The directors and officers of Surviving Corporation II immediately after the Effective Time of Merger II shall be the respective individuals who are directors and officers of Surviving Corporation I immediately prior to the Effective Time of Merger II.

Section 1.7            Preservation of Economic Effect. Notwithstanding anything to the contrary in this Agreement or any Ancillary Agreement, if between the date of this Agreement and the payment of the final Post-Closing Payment due pursuant to this Agreement, the outstanding shares of Parent Ordinary Shares or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein which is based upon the number of shares of Parent Ordinary Shares or Company Common Stock, as the case may be, will be appropriately adjusted to provide to Parent and the Company Holders the same economic effect as contemplated by this Agreement prior to such event.

Section 1.8            Earn-Out Payments.

(a)           Parent to make the Earn-Out Payments.  The Parent shall make two additional payments (to the extent any such payment is due in accordance with Section 1.8 and Exhibit C), each to be satisfied in accordance with Section 1.8(b) below, in an amount (if any) determined in accordance with this Section 1.8 and Exhibit C as follows:

(i)            on or before the tenth (10th) Business Day after the Earn-Out Determination Date in respect of Earn-Out Period One (the “First Earn-Out Payment Date”), the Parent shall pay (in accordance with Section 1.8(b)) an amount equal to the product of: (A) the Period One Available Amount, and (B) the Period One Profitability Percentage (such product being the “First Earn-Out Payment”), and

(ii)           on or before the tenth (10th) Business Day after the Earn-Out Determination Date in respect of Earn-Out Period Two (the “Second Earn-Out Payment Date”), the Parent shall pay (in accordance with Section 1.8(b)) an amount equal to the product of: (A) the Period Two Available Amount, and (B) the Period Two Profitability Percentage (such product being the “Second Earn-Out Payment”). The First Earn-Out Payment and Second Earn-Out Payment shall be collectively referred to herein as the “Earn-Out Payments”.

(b)           Settlement of the Earn-Out Payments.  If any First Earn-Out Payment or Second Earn-Out Payment becomes payable pursuant to paragraph (h) of Exhibit C below, Parent shall pay the relevant Earn-Out Payment in Parent Ordinary Shares or cash, or any combination thereof, as it shall in its absolute discretion determine.  To the extent the Earn-Out Payment is satisfied by payment in Parent Ordinary Shares (such Parent Ordinary Shares so issued, the “Earn-Out Payment Shares”), each Earn-Out Payment Share shall be valued at the Period One Earn-Out Payment Date Share Value or Period Two Earn-Out Payment Date Share Value, as applicable. Notwithstanding the foregoing, (i) the Parent shall not pay any amount of the Earn-Out Payment in cash to the extent that such cash payment would be reasonably likely to cause the Transactions not to be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) the number of Parent Ordinary Shares issued pursuant to this Section 1.8(b)(i) shall not, when aggregated with: (w) the number of Closing Consideration Shares issued at the Closing, (x) the maximum number of Holdback Shares potentially issuable pursuant to Section 9.1, (y) any Working Capital Adjustment Shares issued pursuant to Section 1.9(j)(ii), and (z) any Earn-Out Payment Shares issued in respect of a previous Earn-Out Payment, or any Earn-Out Payment Shares issuable in respect of a subsequent Earn-Out Payment, exceed twenty (20%) percent of the total number of Parent Ordinary Shares issued and outstanding immediately prior to Closing.  If, and to the extent that the Earn-Out Parent is paid in (a) Earn-Out Payment Shares, Parent shall cause its transfer agent to issue to the Parent Agent the relevant number of Earn-Out Payment Shares and (b) cash, by wire transfer of immediately available funds to the account of the Paying Agent. The payments made and the Earn-Out Payment Shares issued pursuant to this Section 1.8(b) shall be apportioned by the Paying Agent among the Company Holders according to the Final Allocation Schedule.  So long as Parent shall have paid an aggregate amount (taking account of any deductions permitted pursuant to Sections 1.8(d), 1.12(n) and 1.18) equal to a particular Earn-Out Payment, Parent shall have no liability to any Person for any errors or omissions by the Company in the preparation of the Final Allocation

Schedule or the allocation or disbursement of such amounts of that Earn-Out Payment thereunder by the Paying Agent.

(c)           Adjustment to the Aggregate Merger Consideration.  Any payments made to former Company Holders pursuant to this Section 1.8 shall be treated as an adjustment to the Aggregate Merger Consideration by the parties for Tax purposes, unless otherwise required by any Legal Requirement.  Any payments made to former holders of Vested Company Options pursuant to this Section 1.8 will be treated as compensation income for Tax purposes.

(d)           Parent shall be entitled to offset any amounts payable to Company Holders under this Section 1.8 against any amounts due (or that upon such Claim becoming an Agreed Claim, will become due) to a Parent Indemnified Person pursuant to indemnification claims under ARTICLE IX for Losses claimed in a Claim Notice relating to a Special Claim or an IP Claim that is or has become an Agreed Claim or an Outstanding Claim, prior to the First Earn-Out Payment Date, or the Second Earn-Out Payment Date (as applicable), in each case in accordance with Section 9.4, and only to the extent that the remaining Holdback Amount (assuming that each of the Outstanding Claims is valid to the full extent of the amount of Losses specified in respect thereof in the relevant Claim Notice) is insufficient to cover such Losses.  On the tenth (10th) Business Day following the date that any such Outstanding Claims cease to be Outstanding Claims, any amount that was offset on the First Earn-Out Payment Date or the Second Earn-Out Payment Date (as applicable) in respect of such Outstanding Claim (less any amount that Parent would have been entitled to offset in respect of such an Outstanding Claim that became an Agreed Claim) shall be paid by Parent in accordance with Section 1.8(b) above.

Section 1.9            Net Working Capital Adjustment.

(a)           For purposes of this Agreement, (i) the term “Net Working Capital” means total Current Assets less total Current Liabilities, as determined in accordance with the Balance Sheet Rules, and each calculated as of the Effective Time of Merger I (and without giving effect to Merger I); except that: (w) any proceeds actually paid to the Company by reason of the exercise of the Company Warrant shall be included as a component of total Current Assets, (x) for the avoidance of doubt, any proceeds due to the Company at the Closing from the exercise of Vested Company Options or the Company Warrant that are implicitly or deemed paid through a net issuance or cashless exercise or through payment for their termination or cancellation pursuant to this Agreement shall not be included as total Current Assets, and (y) unpaid Company Fees and Expenses shall be included as Current Liabilities, and (z) the parties acknowledge that no adjustments resulting from purchase or business combination accounting (FASB ASC 805) arising out of the completion of the transactions contemplated by this Agreement will be included in any calculation of working capital; (ii) the term “Estimated Net Working Capital” shall mean the estimated amount of Net Working Capital as determined pursuant to subsection (b) below, (iii) the term “Estimated Net Working Capital Deficit” shall mean the amount, if any, by which Estimated Net Working Capital is less than the Target Net Working Capital; provided that in no event shall the Estimated Net Working Capital Deficit exceed the Working Capital Adjustment Cap; and (iv) the term “Estimated Net Working Capital Surplus” shall mean the amount, if any, by which the

Estimated Net Working Capital is greater than the Target Net Working Capital; provided that in no event shall the Estimated Net Working Capital Surplus exceed the Working Capital Adjustment Cap.

(b)           Not less than five (5) Business Days prior to the Closing Date, the Company shall deliver to Parent a statement of Estimated Net Working Capital (the “Statement of Estimated Net Working Capital”).  The Statement of Estimated Net Working Capital shall be determined in accordance with the definition of “Net Working Capital” set forth in Section 1.9(a), and shall include the line items and otherwise be in the form of Section 1.9(b) of the Company Disclosure Schedules, and include a computation of the Estimated Net Working Capital Deficit, if any, or the Estimated Net Working Capital Surplus, if any.

(c)           Not less than three (3) Business Days prior to the anticipated Closing Date, Parent shall notify the Company in the event that it disputes in good faith any aspect of the Statement of Estimated Net Working Capital, it being understood and agreed that any failure to do so with respect to any particular aspect shall not prejudice in any way the Parent’s rights following Closing.  Prior to the Closing Date, the Company and the Parent shall negotiate in good faith to resolve any such dispute.  If, after the delivery of the Statement of Estimated Net Working Capital but prior to the Closing, there shall be a change in any component thereof, the Company shall update the Statement of Estimated Net Working Capital and any Estimated Net Working Capital Deficit or Estimated Net Working Capital Surplus derived therefrom accordingly to reflect such change.  If, for any reason, the Closing Date shall be postponed, the foregoing obligations shall again apply with respect to such postponed Closing Date.

(d)           Within forty-five (45) days after the Closing Date, Parent shall prepare and deliver to the Seller Representative a proposed statement of the Net Working Capital determined in accordance with the Balance Sheet Rules (the “Proposed Statement of Net Working Capital”).  The Proposed Statement of Net Working Capital shall include all of the balance sheet line items included in the computation of Estimated Net Working Capital and shall include a computation of Net Working Capital.

(e)           During the thirty (30) days immediately following the Seller Representative’s receipt of the Proposed Statement of Net Working Capital (the “Proposed Statement Review Period”), the Seller Representative will be permitted to make commercially reasonable inquiries of Parent and its Representatives regarding questions concerning the Company, Surviving Corporation I, Surviving Corporation II or any Company Subsidiary related to the Proposed Statement of Net Working Capital, provided that all such inquiries shall be coordinated through Parent’s finance and accounting department and Parent shall use its commercially reasonable efforts to cause its Representatives to be made available in connection with the foregoing. In connection with such review process, the Seller Representative will be permitted reasonable access (including electronic access to the extent available) to review the books, records and other relevant information of Parent and the Company, Surviving Corporation I, Surviving Corporation II and the Company Subsidiaries relating to the Company’s and the Company Subsidiaries’ business, operations, accounts and other financial information insofar as it relates to the calculation of Net Working Capital.

(f)            The Seller Representative shall notify Parent in writing (the “Notice of Net Working Capital Disagreement”)  prior to the expiration of the Proposed Statement Review Period if the Seller Representative disagrees with the Proposed Statement of Net Working Capital.  The Notice of Net Working Capital Disagreement shall set forth in reasonable detail the basis for such dispute, the amounts involved and the Seller Representative’s determination, to the extent determinable, of the amount of the Net Working Capital.  If no Notice of Net Working Capital Disagreement is given to Parent prior to the expiration of the Proposed Statement Review Period, then the Proposed Statement of Net Working Capital shall be deemed to have been accepted by the Seller Representative and shall become final, binding and conclusive upon the Parties.

(g)           If a Notice of Net Working Capital Disagreement is given to Parent prior to the expiration of the Proposed Statement Review Period, then the Seller Representative and Parent shall meet (which meeting may take place via teleconference) within ten (10) Business Days of delivery of such Notice of Net Working Capital Disagreement to attempt, in good faith, to resolve any differences that they may have with respect to the matters specified in the Notice of Net Working Capital Disagreement.

(h)           If the Seller Representative and Parent have been unable to resolve all of the differences they may have with respect to the matters specified in the Notice of Net Working Capital Disagreement within fifteen (15) Business Days of the delivery of the Notice of Net Working Capital Disagreement (or such other period as may be mutually agreed by Parent and the Seller Representative), either the Seller Representative or Parent may submit any amounts remaining in dispute (the “Disputed Amounts”) for resolution to an independent certified public accounting firm from the ‘Big Four’ (other than the Parent’s Accountants) mutually satisfactory to Parent and the Seller Representative (any such firm, the “Independent Accountants”) who shall have the privileges, powers and immunities of an arbitrator.  The Independent Accountants shall only decide the specific items under dispute by the parties and their decision for each Disputed Amount must be within the range of values assigned to each such item in the Proposed Statement of Net Working Capital and the Notice of Net Working Capital Disagreement, respectively.  Each of Parent and the Seller Representative shall submit a statement of its position and supporting documentation within ten (10) calendar days of engagement of the Independent Accountants.  The Independent Accountants shall be instructed to make a determination as soon as practicable, and in any event within forty (40) calendar days after their engagement.  The Independent Accountants shall prepare a written statement setting forth their resolution of the Disputed Amounts and adjustments to the Proposed Statement of Net Working Capital.

(i)            The statement of Net Working Capital of the Company and the determination of the Net Working Capital of the Company, as determined either through the expiration of the Proposed Statement Review Period without a Notice of Net Working Capital Disagreement delivered to Parent, through an agreement of Parent and the Seller Representative or through the determination of the Independent Accountant pursuant to this Section 1.9(i), shall be final, binding and conclusive on the parties, and shall be referred to as the “Final Statement of Net Working Capital”.  The term “Final Net Working Capital” shall be an amount equal to the amount of Net Working Capital shown in the Final Statement of Net Working Capital.

(j)            Final Net Working Capital Payments.

(i)            If the Estimated Net Working Capital exceeds the Final Net Working Capital, then the parties agree that the number of Holdback Shares potentially issuable pursuant to Section 9.1 of this Agreement shall be reduced by such a number of Holdback Shares equal to: (x) the amount by which the Estimated Net Working Capital exceeds the Final Net Working Capital, divided by (y) the Agreement Date Share Value; provided that in no event shall the number of Holdback Shares potentially issuable pursuant to Section 9.1 be reduced pursuant to this Section 1.9(j)(i) by more than the (A) Working Capital Adjustment Cap less any Estimated Net Working Capital Deficit plus any Estimated Net Working Capital Surplus divided by (B) the Agreement Date Share Value.

(ii)           If the Final Net Working Capital exceeds the Estimated Net Working Capital, then Parent shall deposit in accordance with Section 1.12(d) with the Paying Agent for disbursement to the Company Holders in accordance with the Final Allocation Schedule such number of Working Capital Adjustment Shares as is equal to the amount by which the Final Net Working Capital exceeds the Estimated Net Working Capital; provided that such number of Working Capital Adjustment Shares shall not exceed (x) the Working Capital Adjustment Cap less any Estimated Net Working Capital Surplus plus any Estimated Net Working Capital Deficit, divided by (y) the Agreement Date Share Value, provided further that the aggregate number of such Parent Ordinary Shares issuable to any Company Holder pursuant to this Section 1.9(j)(ii) shall be rounded up or down to the nearest whole share and shall be deposited with the Paying Agent.

(k)           All of the fees and expenses of the Independent Accountants pursuant to this Section 1.9 shall be allocated between Parent, on the one hand, and the Company Holders, on the other hand, based on the percentage which the portion of the Disputed Amounts not awarded to each party bears to the amount actually contested by such party.  For example, if Seller Representative, on behalf of the Company Holders, claims that the appropriate adjustments are $1,000 greater than the amount determined by Parent and if the Independent Accountants ultimately resolves the Disputed Amounts by awarding to Seller Representative $300 of the $1,000 contested, then the fees and expenses of the Independent Accountants will be allocated 30% (i.e., 300/1,000) to Parent and 70% (i.e., 700/1,000) to Seller Representative, on behalf of the Company Holders.  Parent shall pay such fees and expenses as may be due from the Company Holders, provided that Parent shall be entitled to make an equivalent deduction (based on the Agreement Date Share Value) to the number of Parent Ordinary Shares that would otherwise be issuable in accordance with Section 1.9(j)(ii). In the event that the number of Parent Ordinary Shares to be issued in accordance with Section 1.9(j)(ii) shall be inadequate to cover such fees and expenses payable by the Company Holders, Parent shall be entitled to make an equivalent deduction (based on the Agreement Date Share Value) for such excess amount to the number of Holdback Shares contemplated by Article IX, and if such payment cannot be so covered by said deduction (based on the Agreement Date Share Value) to the number of Holdback Shares, then those fees and expenses shall be paid by the Company Holders.

Section 1.10          Effect on Capital Stock

(a)           Conversion of Company Capital Stock.  By virtue of Merger I and without any action on the part of the Company, Parent, Merger Sub I or any holder of Company Capital Stock, or shares of capital stock of Merger Sub I:

(i)            each share of Company Common Stock issued and outstanding immediately prior to the Effective Time of Merger I (other than any shares of Company Common Stock described in Section 1.10(a)(iii) or any Dissenting Shares) shall be converted into the right to receive an amount equal to the Per Share Aggregate Merger Consideration Amount;

(ii)           each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time of Merger I shall be converted into the right to receive an amount equal to the Per Share Aggregate Merger Consideration Amount;

(iii)          each share of Company Common Stock that is held in the treasury of the Company or owned by the Company or any of the Company Subsidiaries immediately prior to the Effective Time of Merger I shall automatically be cancelled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor; and

(iv)          each share of common stock, par value $0.01 per share, of Merger Sub I issued and outstanding immediately prior to the Effective Time of Merger I shall be converted into one fully paid share of common stock, par value $0.01 per share, of Surviving Corporation I.  Each stock certificate of Merger Sub I evidencing ownership of any such shares of common stock shall evidence ownership of such shares of capital stock of Surviving Corporation I.

All Company Capital Stock that have been converted into the right to receive a portion of the Aggregate Merger Consideration as provided in this Section 1.10 shall automatically be cancelled and shall cease to exist on the Effective Time of Merger I, and the holders of any certificates which immediately prior to the Effective Time of Merger I represented such Company Capital Stock shall cease to have any rights with respect to such Company Capital Stock other than the right to receive the portion of the Aggregate Merger Consideration (as such amount may become payable, may be adjusted, and may be withheld pursuant to this Agreement) allocated thereto pursuant to the Final Allocation Certificate.

(b)           Dissenters’ Rights.  “Dissenting Shares” means any shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time of Merger I and held by a holder who has not voted in favor of Merger I or consented thereto in writing and who has demanded properly in writing appraisal for such shares of Company Capital Stock in accordance with Section 262 of the DGCL.

(i)            Subject to clause (ii) of this Section 1.10(b), notwithstanding any provision of this Agreement to the contrary, Dissenting Shares shall not be converted as provided in Section 1.10(a), but the holder thereof shall be entitled only to such rights as are granted by the DGCL.

(ii)           Notwithstanding the provisions of clause (i) of this Section 1.10(b), if any holder of shares of Company Capital Stock who demands appraisal of such holder’s shares of Company Capital Stock under the DGCL effectively withdraws or loses (through failure to perfect or otherwise) such holder’s right to appraisal, then as of the Effective Time of Merger I or the occurrence of such event, whichever later occurs, such holder’s shares of Company Capital Stock shall automatically be converted into the right to the portion of the Aggregate Merger Consideration to which they would otherwise be entitled pursuant to this Agreement.

(iii)          The Company shall give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands and any other instruments served in connection with such demands and received by the Company or its Representatives and (B) the opportunity to direct all negotiations and proceedings with respect to such demands consistent with the Company’s obligations thereunder.  The Company shall not, except with the prior written consent of Parent, (x) voluntarily make any payment, admission or statement against interest with respect to any such objection, (y) offer to settle or settle any such objection or (z) waive any failure by a former Company Stockholder to timely deliver a written objection or to perform any other act perfecting appraisal rights in accordance with the DGCL.  Following the Effective Time of Merger I, Parent shall control any such negotiations and proceedings, and shall be permitted to settle such demands for appraisal on the terms applicable to Third Party Claims under Section 9.8.

Section 1.11          Company Options and Company Warrants.

(a)           Unvested Company Options.  Each Company Option, other than the CTC Rollover Options, that is unexpired, unexercised and outstanding immediately before the Effective Time of Merger I and that is unvested, shall be deemed to be a Vested Company Option for all the purposes of this Agreement (the “Accelerated Options”).

(b)           Vested Company Options.  Each Company Option, other than the CTC Rollover Options, that is unexpired, unexercised and outstanding immediately prior to the Effective Time of Merger I and that is vested and exercisable, including all Accelerated Options (each a “Vested Company Option”) shall be cancelled immediately prior to the Effective Time of Merger I in exchange for the right to receive payment of the Aggregate Merger Consideration that would be payable in accordance with this Agreement as to a number of shares of Company Common Stock (if such shares were outstanding and held by the holder of Vested Company Option immediately prior to the Effective Time of Merger I) equal to “X “as computed using the following formula:

X = Y(A-B)/A

where:

Y = the number of shares of Company Common Stock subject to the Vested Company Option;

A = the Net Exercise Merger Value; and

B = the exercise price of such Vested Company Option.

On and after the Effective Time of Merger I, the Vested Company Options shall terminate and cease to be outstanding and each holder thereof shall cease to have any rights with respect thereto, except the right to receive such part of the Aggregate Merger Consideration as is determined hereunder, and each Vested Company Option shall be cancelled and of no further force and effect.

(c)           Effective as of the Effective Time of Merger I, each Company Option that is held by a Rollover Option Holder and is unexpired, unexercised and outstanding immediately prior to the Effective Time of Merger I (collectively, the “CTC Rollover Options”) shall be terminated and cancelled in exchange for the issuance in accordance with Section 1.12(h) by Parent of an option under the Parent’s employee option scheme (each a “Stratasys Substituted Option”) to purchase a number of Parent Ordinary Shares (rounded down to the nearest whole share) equal to the product of the number of shares of Company Common Stock subject to such CTC Rollover Option multiplied by a fraction, the numerator of which is the Per Rollover Option Consideration, (ii) and the denominator of which is the Agreement Date Share Value (such fraction, the “Option Exchange Ratio”).  The Stratasys Substituted Options shall be fully vested and immediately exercisable as of the Effective Time of Merger I, and shall otherwise be issued and held on the terms and conditions of the Parent Equity Incentive Plan.  The per-share exercise price of each Stratasys Substituted Option shall equal (rounded up to the nearest whole cent) the per-share exercise price of the relevant Company Option divided by the Option Exchange Ratio.  In the event that any Rollover Option Holder exercises their Company Options and, as a result thereof or otherwise, Parent is unable to conclude that the issuance of the Closing Consideration Shares to such Rollover Option Holder will be exempt from the registration requirements pursuant to Rule 506 of Regulation D promulgated under the Securities Act, each party shall take all actions with respect to such Rollover Option Holder reasonably necessary or advisable to exempt the issuance of the Closing Consideration Shares to be issued in the Transaction pursuant to Rule 506 of Regulation D promulgated under the Securities Act.

(d)           Company Warrant.  The Company Warrant shall be cancelled and terminated immediately prior to the Effective Time of Merger I in exchange for a right to receive from Parent the portion of Aggregate Merger Consideration payable in respect of the aggregate number of shares of Company Common Stock that such Company Warrant is exercisable for immediately prior to the Effective Time of Merger I.  Upon such cancellation and termination, the holder of the Company Warrant shall cease to have any rights with respect thereto, except the right to receive such part of the Aggregate Merger Consideration as is determined hereunder, and the Company Warrant shall be cancelled and of no further force and effect.

(e)           Further Actions.  Prior to the Effective Time of Merger I, the board of directors of the Company shall adopt any resolutions, in form and substance reasonably satisfactory to Parent, and the Company shall take any additional actions that may be necessary or that Parent considers appropriate (under the Company Stock Plan or otherwise), to effectuate the provisions of this Section 1.11.

Section 1.12          Surrender of Certificates and Payment.

(a)           Paying Agent. Prior to the Effective Time of Merger I, the Parent shall select a bank or trust company reasonably acceptable to the Company to act as payment agent (the “Paying Agent”) for the Company Holders to receive the Aggregate Merger Consideration to which such Company Holders shall become entitled pursuant to the terms of this Agreement.  Parent shall, until the payment of all of the Aggregate Merger Consideration (including all of the Post-Closing Payments) and any remainder of the Expense Fund pursuant to Section 9.6(d), keep the initial Paying Agent (or a successor thereto) engaged to fulfill the responsibilities of the Paying Agent hereunder.

(b)           Parent or Merger Sub I to Provide Closing Consideration Shares.  At or prior to the Effective Time of Merger I, Parent or Merger Sub I shall deposit with the Paying Agent certificates representing the Closing Consideration Shares (or alternative arrangements shall be made by the Parent if uncertificated Closing Consideration Shares will be issued).  In the case of any payment of Aggregate Merger Consideration in respect of Vested Company Options to employees or former employees of the Company or the Company Subsidiary for which Tax withholding is required, such payments shall be processed through the Company’s, the Company Subsidiary’s or Parent’s payroll processing service or system or through a withholding agent.  So long as Parent or Merger Sub I shall have deposited the Closing Consideration Shares with the Paying Agent, neither the Parent, its affiliates or Surviving Corporation I shall have any liability to any Person for any errors or omissions by the Company in the preparation of the Final Allocation Schedule.

(c)           Paying Agent to Issue Closing Consideration Shares. Promptly, but in no event more than two (2) Business Days following the surrender of all Company Certificates (or affidavits of lost, stolen or destroyed certificates in accordance with Section 1.15) held by any Company Holder for cancellation to the Paying Agent, together with the Letter of Transmittal referred to in Section 1.12(i) below, duly completed and validly executed in accordance with the instructions thereto, in accordance with Section 1.12(i) hereto, the Paying Agent shall issue to such Company Holder that portion of the Closing Consideration Shares in accordance with the Final Allocation Schedule.

(d)           Deposit and Disbursement of Working Capital Adjustment Shares. Promptly, but in no event more than ten (10) Business Days following determination of the Final Net Working Capital in accordance with Section 1.9 hereof, if an adjustment pursuant to Sections 1.9(j)(ii) is required, Parent shall deposit with the Paying Agent the number (if any) of Working Capital Adjustment Shares so required pursuant to Sections 1.9(j)(ii).  Within two (2) Business Days of such deposit, the Paying Agent shall disburse such Working Capital Adjustment Shares to the Company Holders in accordance with the Final Allocation Schedule.

(e)           Deposit and Disbursement of First Earn-Out Payment. On or prior to the First Earn-Out Payment Date, Parent shall deposit with the Paying Agent the First Earn-Out Payment (if any). Within two (2) Business Days of such deposit (if any), the Paying Agent shall disburse such First Earn-Out Payment to the Company Holders in accordance with the Final Allocation Schedule.

(f)            Deposit and Disbursement of Second Earn-Out Payment. On or prior to the Second Earn-Out Payment Date, Parent shall deposit with the Paying Agent the Second Earn-Out Payment (if any). Within two (2) Business Days of such deposit (if any), the Paying Agent shall disburse such Second Earn-Out Payment to the Company Holders in accordance with the Final Allocation Schedule.

(g)           Disbursement of Holdback Shares. Within two (2) Business Days of Parent’s deposit of any Holdback Shares in accordance with Section 9.1, the Paying Agent shall disburse such Holdback Shares to the Company Holders in accordance with the Final Allocation Schedule.

(h)           Issuance of Stratasys Substituted Options.  Within ten (10) Business Days of the Effective Time of Merger I, Parent shall deliver to the holder of each Stratasys Substituted Option appropriate notices setting forth the number of Parent Ordinary Shares subject to such Stratasys Substituted Option then held by each such holder and the exercise price under such Stratasys Substituted Option, each as determined pursuant to Section 1.11(c) hereof.

(i)            Exchange Procedures.  At least six (6) Business Days prior to the estimated Effective Time of Merger I, Parent shall make available to the Company for distribution to the Company Holders a letter of transmittal and instructions to the letter of transmittal for use in effecting the surrender of the Company Certificates in exchange for a portion of the Aggregate Merger Consideration, in a customary form to be mutually agreed between Parent and the Company (together, the “Letter of Transmittal”).  Promptly after the Effective Time of Merger I, Parent or Surviving Corporation I shall cause to be mailed to each holder of record of a certificate or certificates representing Company Capital Stock, Vested Company Options or the Company Warrant (each such certificate, a “Company Certificate”) whose Company Capital Stock, Vested Company Options or Company Warrant are to be converted into the right to receive a portion of the Aggregate Merger Consideration, the Letter of Transmittal.  Upon surrender of all Company Certificates (or affidavits of lost, stolen or destroyed certificates in accordance with Section 1.15) held by a Company Holder for cancellation to the Paying Agent, together with such Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, the Company Certificates so surrendered shall forthwith be cancelled and, subject to Section 1.18, the holder of such Company Certificates shall be entitled to receive in exchange therefor such portion of the Aggregate Merger Consideration as set forth against his name on the Final Allocation Schedule.  Until so surrendered, each outstanding Company Certificate that, prior to the Effective Time of Merger I, represented Company Capital Stock will be deemed from and after the Effective Time of Merger I, for all purposes, to evidence solely the right to receive a portion of the Aggregate Merger Consideration in accordance with Section 1.10(a).

(j)            Allocation Schedule.  Section 1.12 of the Company Disclosure Schedule contains a schedule (the “Preliminary Allocation Schedule”) showing (i) the Fully Diluted Share Number, the Initial Consideration Amount, the Aggregate Merger Consideration, the Per Share Aggregate Merger Consideration (all being on the assumption, for the purposes of the preparation of the Preliminary Allocation Schedule, that the Working Capital Adjustment Amount is zero, and (ii) for each Company Holder as of the date hereof: (A) the number and class of shares of Company Capital Stock held, (B) the number and class of shares of Company Capital Stock subject to each Company Option held, if applicable, the exercise price per share, and whether such Company Holder is an employee of the Company, (C) the number of Stratasys Substituted Options to be issued to such holder of CTC Rollover Options, and the per-share exercise price of each Stratasys Substituted Option, (D) a calculation of the amount payable to such Company Holder (x) in respect of shares of Company Capital Stock, and (y) in respect of the Vested Company Options (including Accelerated Options) and the Company Warrant, in respect of the Initial Closing Consideration, the Earn-Out Payments, any Working Capital Adjustment Amount, and any payment of the Holdback Amount and (E) the Pro Rata Indemnification Share of such Company Holder.  No later than five (5) Business Days prior to the estimated Closing Date, the Company shall deliver to Parent a schedule (the “Final Allocation Schedule”) in the same form as the Preliminary Allocation Schedule, updated for the anticipated Closing Date.  An officer of the Company shall certify on behalf of the Company, and not in any personal capacity, that the Final Allocation Schedule correctly reflects the calculations and/or good faith estimates therein required to be made pursuant to this Agreement, is in accordance with the liquidation preference of the Preferred Stock and each other requirement of the Governing Documents (including the certificate of incorporation of the Company), and the Company shall deliver the Final Allocation Schedule together with such certification to Parent at Closing.

(k)           Transfers of Ownership.  If any Initial Consideration Amount is to be distributed to a name other than that in which the Company Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance or delivery thereof that the Company Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to Parent, or any agent designated by it, any transfer or other Taxes required by reason of payment in cash to any name other than that of the registered holder of the Company Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such Tax has been paid or is not payable.

(l)            No Liability.  Notwithstanding anything to the contrary in this Section 1.12, none of Parent, its Affiliates, the Paying Agent, Surviving Corporation I or any party hereto shall be liable or have any other obligation to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Legal Requirements.

(m)          Return of Merger I Consideration.  Any Parent Ordinary Shares deposited with the Paying Agent and not exchanged for Company Certificates in accordance with this Section 1.12 within twelve (12) months after the Effective Time of Merger I shall be redelivered by the Paying Agent to Parent (or otherwise at its written direction), after which time any holder of Company Certificates who has not theretofore delivered or surrendered such

Company Certificates to the Paying Agent, subject to applicable Legal Requirements, shall look as a general creditor only to Parent for delivery of their respective entitlement to the Closing Consideration Shares upon the surrender of such Company Certificates (or affidavits of lost, stolen or destroyed certificates in accordance with Section 1.15) and a duly executed Letter of Transmittal and other relevant documents.  If any Company Certificates are not surrendered (or affidavits of lost, stolen or destroyed certificates are not provided in accordance with Section 1.15) before the unclaimed Closing Consideration Shares in respect thereof would otherwise escheat to or become property of any Governmental Entity, such unclaimed Closing Consideration Shares shall, to the extent permitted by applicable Legal Requirements, become the property of Surviving Corporation II, free and clear of all claims or interest of any Person previously entitled thereto.

(n)           Deferred Payment to certain Company Holders. Notwithstanding any other provisions of this Agreement, any payments to be made or Parent Ordinary Shares to be issued to any Company Holder in accordance with the terms of this Agreement, shall be subject to the terms of any other agreement entered into between such Company Holder and Parent relating to the deferral of such Company Holder’s receipt of part of the Aggregate Merger Consideration hereunder.  Any such deferral (whether by withholding or Parent’s refraining from issuing Parent Ordinary Shares) shall be without prejudice to the rights of any other Company Holder, or to the rights of Parent and any Parent Indemnified Person hereunder.

Section 1.13          No Further Ownership Rights in Company Capital Stock; No Interest.  At the Effective Time of Merger I, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of any shares of Company Capital Stock on the records of the Company.  From and after the Effective Time of Merger I, the holders of Company Certificates evidencing ownership of shares of Company Capital Stock outstanding immediately prior to the Effective Time of Merger I shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Legal Requirements.  If, after the Effective Time of Merger I, Company Certificates are presented to Parent or Surviving Corporation I for any reason, they shall be cancelled and exchanged as provided in this ARTICLE I.  No interest will accrue on any amounts of the Aggregate Merger Consideration.

Section 1.14          Registration.

(a)           Each Company Holder agrees and acknowledges that, until their registration pursuant to the provisions of this Section 1.14, any certificate evidencing any of the Closing Consideration Shares, the Holdback Shares, the Working Capital Adjustment Shares, or any Earn-Out Payment Shares may bear the following or any similar legend:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE SOLD OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE SECURITIES ACT

AND APPLICABLE STATE SECURITIES LAWS, OR THE AVAILABILITY OF AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION PROVISIONS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.”

(b)           In order to assist Parent in filing the Registration Statement as required pursuant to Section 1.14(c), the Company shall use commercially reasonable efforts to prepare such accounting and financial information as is reasonably required by Parent in connection with its filing and preparation of the Registration Statement.

(c)           Provided that Parent receives such information from the Company as it reasonably requires in order to be able to make such filing, Parent shall promptly, and in any event no later than the later of (x) five (5) Business Days following the Closing Date or (y) within five (5) Business Days after Parent satisfies the eligibility requirements for the use of Form F-3 under the Securities Act, file with the U.S. Securities and Exchange Commission or any successor thereto (the “SEC”) one Registration Statement on Form F-3 , covering the resale on a continuous basis of all of the Closing Consideration Shares.  Upon any issuance of Earn-Out Payment Shares, Working Capital Adjustment Shares, or Holdback Shares (if any), Parent shall promptly, and in any event within five (5) Business Days of such issuance, prepare and file with the SEC one Registration Statement, or, if permitted, an amendment or supplement to any existing Registration Statement, to cover the resale of such Earn-Out Payment Shares, Working Capital Adjustment Shares or Holdback Shares. Subject to any SEC comments, Parent shall include a Plan of Distribution attached hereto as Exhibit D.  Parent shall provide each Registration Statement (and each amendment or supplement thereto) to the Seller Representative at least two (2) days prior to its filing with the SEC and Parent shall keep the Seller Representative reasonably apprised of the status of such Registration Statement.

(d)           Parent shall use commercially reasonable efforts to cause the Registration Statement(s) filed pursuant to Section 1.14(c) declared effective as soon as practicable and to remain effective as provided herein.  Parent shall notify the Seller Representative as promptly as practicable after any Registration Statement is declared effective and shall simultaneously provide the Seller Representative with a copy of any related Prospectus to be used in connection with the sale or other disposition of the Parent Ordinary Shares covered thereby for each Company Holder who at such time holds Registrable Securities covered by such Registration Statement.

(e)           Parent may suspend the use of any Prospectus included in any Registration Statement in the event that Parent determines in good faith that such suspension is necessary or reasonably prudent to (i) delay disclosure of material non-public information concerning Parent, the disclosure of which at that time is not, in the opinion of Parent, in the best interests of Parent, or (ii) amend or supplement the affected Registration Statement or related Prospectus so that the Registration Statement or Prospectus does not include any untrue statement of a material fact required to be stated therein to make the statements therein, in the case of the Prospectus in light of the circumstances under which they were made, not misleading (a “Permitted Delay”), provided that Parent shall notify the Seller Representative of the commencement of a Permitted Delay.  Notwithstanding anything to the contrary herein,

Parent shall not, during any 12 month period, be entitled to more than four (4) Permitted Delays, which Permitted Delays shall have durations of not more than thirty (30) days each (but may at the Parent’s determination run consecutively for not more than ninety (90) days in the aggregate for a given Permitted Delay).  If Parent suspends any Registration Statement and requires the holders of Registrable Securities to cease sales of Registrable Securities pursuant to such Registration Statement, Parent shall, promptly as reasonably practicable following the termination of the circumstance which entitled Parent to do so, take such actions as may be necessary to file or reinstate the effectiveness of such Registration Statement and give written notice to the Seller Representative and the holders of Registrable Securities authorizing the holders of Registrable Securities to resume sales pursuant to such Registration Statement. If as a result thereof the Prospectus included in such Registration Statement has been amended to comply with the requirements of the Securities Act, Parent shall enclose a sufficient number of copies of such revised Prospectus with the notice to holders of Registrable Securities given pursuant to this Section 1.14(e), and the holders of Registrable Securities shall make no offers or sales of shares pursuant to such Registration Statement other than by means of such revised Prospectus.

(f)            Each Company Holder shall provide a completed Company Holder questionnaire (in the form attached hereto as Exhibit E) not less than three (3) Business Days prior to the Closing and any Company Holder for whom such a questionnaire is not provided will not be included within any Registration Statement filed by Parent pursuant hereto.  Following the declaration of effectiveness of such Registration Statement, within ten (10) Business Days following receipt of any Company Holder questionnaire from any Company Holder for whom such a questionnaire was not provided three (3) Business Days prior to the Closing, Parent shall file an amendment or supplement to such Registration Statement to include the Registrable Securities held by such Company Holder, provided that Parent shall not be required to file such an amendment or supplement more than once in any 20 consecutive Business Days.

(g)           Following the filing of a Registration Statement, Parent shall use its commercially reasonable efforts to prepare and file with the SEC such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective until the first to occur of: (i) the date on which all of the Registrable Securities (including any Registrable Securities which may be issued as Earn-Out Payment Shares, Working Capital Adjustment Shares or Holdback Shares) covered by such Registration Statement have been sold, and (ii) the date on which the Registrable Securities (including any Registrable Securities which may be issued as Earn-Out Payment Shares, Working Capital Adjustment Shares or Holdback Shares) covered by the Registration Statement may be sold without restriction pursuant to Rule 144 of the Securities Act.  Any securities which may be sold without restriction pursuant to Rule 144 of the Securities Act (including any Registrable Securities which may be issued as Earn-Out Payment Shares, Working Capital Adjustment Shares or Holdback Shares) shall not be deemed Registrable Securities and Parent’s obligations under this Section 1.14 shall not apply with respect to any such securities.

(h)           For so long as Parent Ordinary Shares are listed on NASDAQ, Parent shall cause all Parent Ordinary Shares received by Company Holders in connection with the Transaction to be listed on NASDAQ no later than five (5) Business Days after the Closing Date.

(i)            Parent shall pay all fees and expenses in connection with compliance with its obligations under this Section 1.14, including all fees and expenses in connection with the filing of the Registration Statement, the registering of the Registrable Securities, fees and expenses of compliance with securities or “blue sky” laws, transfer agent fees, the maintenance of the effectiveness of the Registration Statement, and the listing of the Parent Ordinary Shares on the NASDAQ, including all registration, filing, qualification, printing, accounting and other fees and expenses except that Parent shall not be responsible for the fees of the Representatives of the Company and the Holders, including those with respect to any review and preparation of the Registration Statement.

(j)            Notwithstanding Section 9.7, any decision, act, consent or instruction by or on behalf the holders of a majority of the Registrable Securities in writing shall constitute a decision of all of the holders of the Registrable Securities and shall be final, binding and conclusive upon each and every holder of Registrable Securities.

Section 1.15          Lost, Stolen or Destroyed Certificates.  In the event that any Company Certificates shall have been lost, stolen or destroyed, Parent shall cause the applicable portion of the Aggregate Merger Consideration to be issued or paid in exchange for such lost, stolen or destroyed Company Certificates, upon the making of an affidavit of that fact by the holder thereof, provided, however, that Parent may, in its sole discretion, require the delivery of a reasonable bond or indemnity against any claim that may be made against Parent with respect to such Company Certificate.

Section 1.16          Taking of Necessary Action; Further Action.  If, at any time after the Effective Time of Merger I, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest Surviving Corporation I with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of Parent, the Company and Surviving Corporation I are fully authorized in the name of their respective entities or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Section 1.17          Effect of Merger II.  By virtue of Merger II and without any further action on the part of Parent, Merger Sub II or Surviving Corporation I, (i) each share of common stock of Merger Sub II outstanding immediately prior to Merger II shall be unchanged and shall remain issued and outstanding and (ii) each share of common stock of Surviving Corporation I outstanding prior to Merger II shall be cancelled without consideration and shall cease to be an outstanding share of Surviving Corporation I stock.

Section 1.18          Tax Withholding.  Each of Parent, Merger Sub I, Surviving Corporation I, Surviving Corporation II, and the Paying Agent, as the case may be, shall be entitled to deduct and withhold (or cause to be deducted or withheld) from the Aggregate Merger Consideration payable hereunder to any Company Holder, or other payment otherwise payable pursuant to this Agreement, such amounts as they are required to deduct or withhold therefrom under any applicable Legal Requirement relating to Taxes; provided, however, that if any Taxes are required to be withheld with respect to any payment to a Company Holder in the form of Parent Ordinary Shares, such withholding obligation may be satisfied, at the election of such Company Holder, by having Parent reduce the number of shares that would otherwise be paid by the appropriate number of whole shares, valued at their then fair market value, to satisfy such Tax withholding obligations at the minimum applicable withholding rates.  Any amounts so deducted or withheld shall be remitted by Parent, Merger Sub I, Surviving Corporation I, or the Paying Agent, as the case may be, to the appropriate Tax Authority and shall be treated for all purposes as having been paid to such Company Holder in respect of whom such deduction and withholding was made.

Section 1.19                             Treatment of Post-Closing Payments.  No right or interest in any Earn-Out Payment, Holdback Amount, or a Net Working Capital adjustment to the Initial Consideration Amount (each a “Post-Closing Payment” and, collectively, the “Post-Closing Payments”) or proceeds therefrom, may be assigned or otherwise transferred by any Company Holder, other than by the laws of descent and distribution or succession, without the prior written consent of Parent.  In addition, the parties acknowledge that the Earn-Out Payments (x) are an integral part of the consideration payable to the Company Stockholders in connection with the Transaction and (y) shall not (i) be certificated, (ii) represent an equity ownership interest in the Company or Parent or any of their respective Subsidiaries, (iii) have any voting rights or dividend rights associated therewith, or (iv) bear a stated rate of interest.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the schedule prepared by the Company delivered to Parent prior to the execution of this Agreement setting forth specific exceptions to the Company’s representations and warranties set forth herein (the “Company Disclosure Schedule”) (with each exception set forth in the Company Disclosure Schedule identifying by reference the specific section or subsection of this Agreement to which it relates, such that such exception shall apply solely in respect of: (A) such specific section or subsection in Article II of the Agreement, and (B) any section or subsection in Article II of the Agreement to the extent it is readily apparent on the face of the disclosure that such disclosure is applicable to such other sections and subsections), the Company represents and warrants to Parent, Merger Sub I and Merger Sub II, as of the date hereof (except for such representations and warranties made only as a specific date), as follows:

Section 2.1                                    Organization, Standing and Power.

(a)                                 The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware.  The Company has the requisite corporate power and authority to own, lease, license and use its properties and assets and to carry on its business as now being conducted and as currently proposed to be conducted and is duly qualified, licensed or admitted to do business and, in jurisdictions where such concept is recognized, is in good standing in each jurisdiction where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to be material to the Company.  Section 2.1(a) of the Company Disclosure

Schedule lists each state or country in which the Company owns or leases tangible assets or real property, or has employees or engages independent contractors.  The Company has delivered a true and correct copy of: (i) the Company Certificate of Incorporation, (ii) the By-Laws of the Company as adopted on August 22, 2011, (iii) the Investor Rights Agreement dated August 22, 2011 between the Company and the Investors as defined therein (the “Investor Rights Agreement”), (iv) the Co-Sale Agreement dated August 22, 2011 between the Company and the Investors as defined therein, and (v) the Voting Agreement dated August 22, 2011, between the Company and the Investors as defined therein (the “Voting Agreement”), in each case as amended to date (together, the “Governing Documents”) to Parent, and the Governing Documents constitute all of the governing, constitutional or similar documents of the Company and there are no other Contracts relating to voting, purchase or sale of any Company Capital Stock (i) between or among the Company and any of the Company Holders, other than written contracts granting the Company the right to purchase unvested shares upon termination of employment or service, and (ii) to the Knowledge of the Company, between or among any of the Company Holders.  The Company is not in violation, and will not be as a consequence of its entry into this Agreement, the Ancillary Agreements to which it is party, and the consummation of the transactions contemplated hereby and thereby in violation, of any of the provisions of the Governing Documents.

(b)                                 Each of the Company Subsidiaries is a limited liability company incorporated in the state of New York (except for one Company Subsidiary, MakerBot Industries Limited, which is a private limited company incorporated in Hong Kong) and is duly organized, validly existing and, in jurisdictions where such concept is recognized, in good standing under the laws of their respective jurisdictions of incorporation, and are and at all times have been the only entities that are Company Subsidiaries.  The Company Subsidiaries have the requisite corporate power to own their respective properties and to carry on their respective businesses as now being conducted and as proposed to be conducted pursuant to the Budget and Operating Plan and are duly qualified to do business and, in jurisdictions where such concept is recognized, are in good standing in each jurisdiction where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to be material to the Company and the Company Subsidiaries taken as a whole.  The Company has delivered a true, correct and complete copy of the organizational or governing documents of each of the Company Subsidiaries, as amended to date, to Parent.  The Company Subsidiaries are not in violation of any of the provisions of their respective governing documents.  Except for the Company Subsidiaries listed in Section 2.1(b) of the Company Disclosure Schedule, the Company does not directly or indirectly own, and has not since the Company’s inception directly or indirectly owned, any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.  All the outstanding capital stock of the Company Subsidiaries is owned directly by the Company free and clear of all Liens and all claims or charges of any kind, and is validly issued, fully paid up and nonassessable.

(c)                                  The names of each director and officer of the Company and the Company Subsidiaries and his or her position with the Company or Company Subsidiary, respectively, on the date hereof are listed in Section 2.1(c) of the Company Disclosure Schedule.

Section 2.2                                    Capitalization; Title to the Securities.

(a)                                 The authorized capital stock of the Company consists of 26,315,889 shares of stock, consisting of (i) 20,000,000 authorized shares of Company Common Stock, par value $0.0001 per share (“Company Common Stock”) and (ii) 6,315,889 shares of Company Preferred Stock, par value $0.0001 per share (“Company Preferred Stock”), of which 1,315,889 shares are designated “Series A Preferred Stock” (the “Series A Preferred”), and 5,000,000 shares are designated “Series B Preferred Stock” (the “Series B Preferred”).  As of the date hereof, (i) 10,178,920 shares of Company Common Stock are issued and outstanding, and the Pre-Merger Fully Diluted Share Number is 16,150,556; (ii) 1,315,889 shares of Series A Preferred are issued and outstanding, and 3,303,247 shares of Series B Preferred are issued and outstanding; (iii) 342,669 shares of Company Common Stock are reserved for issuance under the Company Stock Plan; (iv) 1,272,500 shares of Company Common Stock are subject to issuance pursuant to outstanding Company Options issued under the Company Stock Plan; (v) 80,000 shares of Company Common Stock are subject to issuance pursuant to the outstanding Company Warrant; and (v) 4,619,136 shares of Company Common Stock are reserved for issuance upon conversion of Company Preferred Stock.  No shares of Company Capital Stock are issued and held in the treasury of the Company.  All shares of outstanding Company Capital Stock are, and all shares of Company Capital Stock which may be issued pursuant to the exercise of outstanding Company Options or the Company Warrant or the conversion of Company Preferred Stock will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable, and have been issued in compliance with all applicable U.S. federal, state and applicable non-U.S. Legal Requirements.  The rights, preferences and privileges of the Company Capital Stock are as set forth in the Company Certificate of Incorporation.  Since the date of the filing of the Company Certificate of Incorporation, there has not occurred any event that would cause any adjustment or readjustment in the applicable conversion price of the Company Preferred Stock.  As of the Closing, the issued and outstanding Company Capital Stock, Company Options, and the Company Warrant (including the shares subject to issuance pursuant to such outstanding Company Options and the Company Warrant) are set forth on the Final Allocation Schedule.  The Company has no Voting Debt.  There are no accrued but unpaid dividends payable by the Company on any shares of Company Capital Stock.

(b)                                 All outstanding shares of capital stock of the Company Subsidiaries are duly authorized, validly issued, fully paid and non-assessable, have been issued to the Company in compliance with all applicable Legal Requirements and in accordance with the incorporation documents of the relevant Company Subsidiary, and are held by the Company free and clear of any Lien.

(c)                                  Except as set forth above: (i) there are no shares of capital stock or any other securities of the Company or the Company Subsidiaries authorized, issued or outstanding; (ii) there are no existing options, warrants, calls, preemptive rights, Indebtedness having general voting rights or debt convertible into securities having such rights (“Voting Debt”) or subscriptions or other rights, agreements, arrangements or commitments of any character (including any stockholder rights plan or similar plan commonly referred to as a “poison pill”), relating to the issued or unissued capital stock of the Company or a Company Subsidiary obligating the Company, a Company Subsidiary or any Company Holder to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Company or a Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or a Company Subsidiary to make any payment linked to the value of the Company Capital Stock or the sale price of the Company, or obligating the Company or a Company Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment; and (iii) there are no outstanding contractual obligations of the Company or a Company Subsidiary to repurchase, redeem or otherwise acquire the Company Common Stock, or other capital stock of the Company or a Company Subsidiary or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any other entity.

(d)                                 (i) There are no voting trusts or other agreements or understandings to which the Company is a party with respect to the voting of the capital stock of the Company, (ii) following the Effective Time of Merger I, no Person will have any right to receive capital stock of Surviving Corporation I upon exercise, conversion or vesting of any Company Option, Company Warrant, Voting Debt or any other right or convertible instrument, and (iii) none of the outstanding Company Options or the Company Warrant permit any accelerated vesting or exercisability of those options, or shares of restricted stock or warrants by reason of the Transaction or any other transaction contemplated by this Agreement (including, but not limited to, any acceleration of vesting in connection with any termination of employment with the Company prior to the Effective Time of Merger I or Surviving Corporation I following the Effective Time of Merger I) and there are no outstanding obligations or commitments of any character obligating the Company to accelerate the vesting or exercisability of such Company Options or Company Warrant.

(e)                                  Section 2.2(e) of the Company Disclosure Schedule sets forth a true, complete and correct list as of the date hereof of each holder of record of Company Capital Stock, whether each such holder is an employee or not an employee of the Company (and if a non-employee, a description of the relationship between each such holder and the Company), the number and class of such securities owned by each such holder, the respective certificate numbers, the date of acquisition of such shares, and the number of shares of Company Common Stock that would be owned by such holder assuming conversion of all shares of Company Preferred Stock so owned by such holder giving effect to all anti-dilution and similar adjustments.  The number of such shares set forth as being so owned by such holder constitutes the entire interest of such holder in the issued and outstanding capital stock or voting securities of the Company.

(f)                                   Section 2.2(f) of the Company Disclosure Schedule sets forth a true and complete list as of the date hereof of all holders of record of Company Options, including for each Company Option award (i) the name of each such holder and his or her state/country of residence, (ii) the class and number of shares of Company Capital Stock subject to each Company Option, (iii) the exercise or vesting schedule, as applicable, including the extent vested to date and whether the vesting of such Company Option is subject by its terms to acceleration as a result of the transactions contemplated by this Agreement, (iv) the exercise price per share, (v) the date of grant, (vi) the expiration date, (vii) Company Options that have been exercised, if applicable, (viii) whether the Company Option is an incentive stock option (as defined in Section 422 of the Code) or a nonqualified stock option, and (ix) whether such Company Option award is held by a Person who is not an employee of the Company or the Company Subsidiary (and if a non-employee, a description of the relationship between each such holder and the Company).  Each grant of Company Options was validly issued and properly approved by the Board of Directors of the Company (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Legal Requirements and recorded on the Financial Statements in accordance with US GAAP consistently applied.  No Company Option has an exercise price that is or has been less than the fair market value of the Company Common Stock as of the date such Company Option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option, in each case, determined in accordance with the regulations and guidance under Code Section 409A.  The Company has provided to Parent prior to the date hereof, true and correct copies of all Code Section 409A valuation reports with respect to the valuation of the fair market value of Company Common Stock, for the purposes of determining the exercise price of Company Options.  As of the Effective Time of Merger I, no holder or former holder of Company Options will have any right to receive, except as provided in ARTICLE I, shares of capital stock or other securities of Parent or any payment (whether by way of issuance of Parent Ordinary Shares or cash payment) from Parent or Surviving Corporation I, in each case in respect of Company Options.

(g)                                  The Company has made available to Parent accurate and complete copies of the Company Stock Plan and all agreements and instruments relating to or issued under the Company Stock Plan (including copies of the forms of option and exercise agreement relating to each Company Option and the shares of Company Capital Stock purchased under such option and any such agreements that materially deviate from the forms), and such plan and Contracts have not been amended, modified or supplemented since being provided to Parent and Parent’s counsel, and there are no agreements, understandings or commitments to amend, modify or supplement such plans or Contracts in any case.  No outstanding stock options, restricted stock, restricted stock units, stock appreciation rights, phantom stock, profit participation, performance shares or other equity-based awards associated with shares of the capital stock of the Company have been issued or are outstanding other than pursuant to the Company Stock Plan.

(h)                                 As of the date hereof, there is one record holder of the Company Warrant as set forth on Section 2.2(h) of the Company Disclosure Schedule (which schedule includes the exercise or vesting schedule, the exercise price per share, the date of issuance, the expiration date). As of the date hereof, the Company Warrant has not been exercised or expired.  The grant of the Company Warrant was validly issued and properly approved by the Company Board in compliance with all applicable Legal Requirements and recorded on the Financial Statements in accordance with US GAAP consistently applied.  As of the Effective Time of Merger I, the holder of Company Warrants will not have any right to receive shares or other securities of Parent or any cash payment from Parent or Surviving Corporation I, in each case in respect of the Company Warrant.

(i)                                     Section 2.2(i) of the Company Disclosure Schedule sets forth a true, complete and correct list of all Indebtedness of the Company and the Company Subsidiaries as of the date of this Agreement.  No Indebtedness of the Company or the

Company Subsidiary contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Company or any Company Subsidiary, or (iii) the ability of the Company or the Company Subsidiaries to grant any Lien on its properties or assets.

(j)                                    The Final Allocation Schedule, when delivered, will be true and correct in all respects.

(k)                                 Except as set forth in Section 2.2 of the Investor Rights Agreement, the Company is not under any obligation to register under the Securities Act any shares of Company Capital Stock or any other securities of the Company, whether currently outstanding or that may subsequently be issued.

Section 2.3                                    Authority; No Conflict.

(a)                                 The Company has the requisite corporate power and authority to execute and deliver this Agreement and the other agreements attached as exhibits hereto (collectively, the “Ancillary Agreements”) to which the Company is a party, and subject to obtaining the Required Vote, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance of this Agreement and the Ancillary Agreements to which the Company is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company and, except for obtaining the Required Vote, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party, the performance by the Company of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby.  This Agreement and each Ancillary Agreement to which the Company is a party have been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by the other parties hereto and thereto, each constitutes the legal, valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except to the extent that enforceability may be limited by the effect, if any, of (i) any applicable bankruptcy, reorganization, insolvency, moratorium or other Legal Requirements affecting the enforcement of creditors’ rights generally, and (ii) general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity.

(b)                                 Neither the execution and delivery by the Company of this Agreement or any Ancillary Agreement to which it is a party, nor the consummation of the transactions contemplated hereby and thereby will (i) result in the creation of any Lien on any of the material properties or assets of the Company or any Company Subsidiary or to the Knowledge of the Company, any of the shares of Company Capital Stock or (ii) conflict with, or result in any breach or violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or obligation or loss of any benefit under (A) any provision of any Governing Document, or other equivalent charter documents of the Company Subsidiaries, (B) assuming the consents, waivers and approvals set forth in Section 2.25 of the Company Disclosure Schedule are duly obtained, any mortgage, indenture, lease, contract, agreement, instrument or understanding to which the Company or a Company Subsidiary is a party or to which any of their respective properties or assets (whether tangible or intangible) is bound (except any such event that would not reasonably be expected to be material to the Company or any of the Company Subsidiaries), or (C) subject to the exceptions set forth in the sentence that immediately follows and subject to obtaining the Required Vote, any Legal Requirement applicable to the Company, a Company Subsidiary or any of their respective properties or assets (whether tangible or intangible).  Except for (i) the filing and recordation of the Certificate of Merger and the related certificate of incorporation of Surviving Corporation I in accordance with the requirements of the DGCL and (ii) such filings as may be required by the Company or Parent, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), no notice to, filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution, delivery and performance by the Company of this Agreement and the consummation of the transaction contemplated hereby.  No filings are required under the HSR Act for the acquisition of Parent Ordinary Shares by any shareholder of the Company.

(c)                                  The Company and its Board of Directors and the Company Stockholders have taken all actions such that the restrictive provisions of any “fair price”, “moratorium”, “control share acquisition”, “business combination”, “interested shareholder” or other similar anti-takeover statute or regulation, and any anti-takeover provision in the governing documents of the Company or the Company Subsidiaries will not be applicable to any of the Company, any Company Subsidiary, the Parent, Surviving Corporation I, or to the execution, delivery of, or performance of the transactions contemplated by this Agreement, the approval of the Company Stockholders contemplated by Section 7.1(a) or the Governing Documents, including the consummation of the Transaction or any of the other transactions contemplated hereby or thereby.

Section 2.4                                    Financial Statements.

(a)                                 Attached hereto as Section 2.4 of the Company Disclosure Schedule are true, correct and complete copies of the Financial Statements.  The Financial Statements (including in all cases the notes and schedules thereto) (i) fairly present in all material respects and in accordance with US GAAP the financial condition of the Company and the Company Subsidiaries as of the date of such Financial Statements and the results of the operations of the Company and the Company Subsidiaries for the periods specified therein; (ii) are consistent with the Books and Records of the Company and the Company Subsidiaries; and (iii) have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”), subject, in the case of the Interim Financial Statements, to normal year-end adjustments and the absence of notes.  Since January 1, 2013, there has been no change in any accounting policies, principles, methods or practices, including any change with respect to reserves (whether for bad debts, contingent liabilities or otherwise), of the Company.  No audit firm has ever declined or indicated its inability to issue an opinion with respect to any financial statements of the Company.  The current auditors of the Company are independent for the purposes of any rules promulgated by the SEC.

(b)                                 The books of account and financial records of the Company and the Company Subsidiaries (i) are true and correct in all material respects, (ii) have been prepared and are maintained in accordance with US GAAP, (iii) complied as to form in all material respects with applicable accounting requirements with respect thereto as of their respective dates, and (iv) fairly present the consolidated financial condition of the Company and the Company Subsidiaries at the dates therein indicated and the consolidated results of operations and cash flows of the Company and the Company Subsidiaries for the periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate will be material in amount)..

(c)                                  The Company has devised and maintains a system of internal accounting controls that provides reasonable assurance (i) that transactions, receipts and expenditures of the Company and the Company Subsidiaries are being executed and made only in accordance with appropriate authorizations of the management and the Company Board, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with US GAAP and (B) to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and the Company Subsidiaries, and (iv) that the amount recorded for assets on the books and records of the Company is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference.  The Company has designed controls and procedures to ensure that material information relating to the Company and the Company Subsidiaries is made known to the management of the Company by others within the Company and the Company Subsidiaries.

(d)                                 Neither the Company nor any Company Subsidiary, nor, to the Knowledge of the Company, the Company’s independent auditors or any current or former employee, consultant or director of Company or any Company Subsidiary, has identified or been made aware of any fraud, whether or not material, that involves Company’s management or other current or former employees, consultants directors of Company or any Company Subsidiary who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or any Company Subsidiary, or any claim or allegation regarding any of the foregoing.  Neither the Company nor any Company Subsidiary nor, to the Company’s Knowledge, any Representative of the Company or any Company Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls or any material inaccuracy in the Company’s financial statements.  No attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported to the Company’s Board of Directors or any committee thereof or to any director or officer of the Company evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company, any Company Subsidiary or any of their respective officers, directors, employees or agents.

(e)                                  At the Interim Balance Sheet Date, there were no material loss contingencies (as such term is used in Statement of Financial Accounting Standards No. 5 (“Statement No. 5”) issued by the Financial Accounting Standards Board in March 1975) that are not adequately provided for in the Interim Balance Sheet as required by said Statement

No. 5.  There has been no change in the Company accounting policies since the Company’s inception, except as described in the Financial Statements.

(f)                                   None of the information provided by or on behalf of the Company or the Company Subsidiaries to Parent or Merger Sub I prior to the Closing for inclusion in the Registration Statement or the Prospectus, or any amendment or supplement thereto, contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading.  The Information Statement will, at the date it is first provided to the Company Holders and at the time of the passing of the Required Vote, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 2.5                                    Absence of Certain Changes.  Except as and to the extent set forth in the Financial Statements, from the date of the Interim Balance Sheet (the “Interim Balance Sheet Date”) to the date of this Agreement, the Company and the Company Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice and have not:

(a)                                 suffered any Company Material Adverse Effect;

(b)                                 (i) incurred any material liabilities or obligations (absolute, accrued, contingent or otherwise), except for liabilities or obligations incurred in the ordinary course of business, consistent with past practice, Company Fees and Expenses, or liabilities or obligations that are fully reflected in a reduction in the amount of the Net Working Capital for purposes of Section 1.9, or (ii) materially increased, or experienced any material change in any assumptions underlying or methods of calculating, any bad debt, contingency or other similar reserves, except for increases incurred in the ordinary course of business, consistent with past practice;

(c)                                  paid, discharged or satisfied any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise) other than the payment, discharge or satisfaction of claims, liabilities or obligations reflected or reserved against in the Interim Balance Sheet or incurred in the ordinary course of business, consistent with past practice, since the date of the Interim Balance Sheet;

(d)                                 initiated or settled any litigation, or any material claim or proceeding;

(e)                                  permitted or allowed any of its material properties or assets (real, personal or mixed, tangible or intangible) to be subjected to any Liens;

(f)                                   written down the value of any inventory or written off as uncollectible any notes or accounts receivable, except for write-downs and write-offs in the ordinary course of business, consistent with past practice, or write-downs and write-offs that are fully reflected in a reduction in the amount of Net Working Capital for purposes of Section 1.9;

(g)                                  cancelled or waived any debts, claims or rights, in each case of value greater than $250,000;

(h)                                 sold, transferred, or otherwise disposed of any of its material tangible properties or assets (real, personal or mixed), except for the sale or non-exclusive license of Company Products to customers, or other transactions in the ordinary course of business, consistent with past practice;

(i)                                     (A) granted, sold, transferred, assigned or acquired, or agreed to grant, sell, transfer, assign to or acquire licenses of any material Intellectual Property or material Intellectual Property Rights, except for the sale or non-exclusive license of Company Products to customers in the ordinary course of business, consistent with past practice, (B) abandoned, disposed of, permitted to lapse or failed to enforce any rights to the use of any material Company Intellectual Property, or (C) disclosed to any Person other than representatives of Parent any material Trade Secret or other Company Intellectual Property not theretofore a matter of public knowledge, except to customers, re-sellers, employees and contracted consultants in the ordinary course of business, consistent with past practice and subject to written, binding confidentiality obligations or by way of issuance of a patent;

(j)                                    increased in any material manner (including acceleration or funding provisions) the compensation or benefits payable or to become payable to any current or former founder, director, officer, employee or consultant of the Company or the Company Subsidiaries including any increase pursuant to any Company Employee Plans, or entered into any Contract to grant or provide (nor has granted any) severance, acceleration of vesting or other similar benefits to any such persons;

(k)                                 adopted, entered into or materially amended any Company Employee Plans, other than as required pursuant to applicable Legal Requirements;

(l)                                     entered into, amended or terminated any material Company Contract or received any request to amend or terminate any material Company Contract;

(m)                             entered into any Contract that contains any discounts outside of the ordinary course of business consistent with past practice, exclusive licensing obligations, covenants not to sue, provisions for unpaid future deliverables, non-standard service requirements, requirement to pay future royalties, or “most favored nation” terms;

(n)                                 entered into any material strategic alliance, joint development, joint marketing, partnership or similar Contracts;

(o)                                 entered into any operating lease or operating license for material property or assets;

(p)                                 made capital expenditures or commitments or acquired any property, plant and equipment that would be treated as a capital expenditure in accordance with US GAAP for a cost in excess of one hundred thousand Dollars ($100,000) individually;

(q)                                 (i) declared, paid or set aside for payment any dividend or other distribution in respect of their respective capital stock or, (ii) redeemed, purchased or otherwise acquired, directly or indirectly, any shares of capital stock or other securities of the Company or a Company Subsidiary;

(r)                                    made, revoked, or changed any election in respect of Taxes, adopted or changed any accounting method in respect of Taxes, failed to file, on a timely basis (taking into account any extensions with respect to Tax Returns due after the date of this Agreement), with the appropriate Tax Authorities, all Tax Returns required to be filed for taxable periods ending on or before the Closing Date and due on or prior to the Closing Date, failed to pay or remit, on a timely basis, any Taxes required to be paid, amended any Tax Return, entered into any closing agreement, settled or consented to any claim, refund, liability or assessment in respect of Taxes, consented to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of Taxes, granted any power of attorney in respect of Taxes, or otherwise made any Tax payments outside of the ordinary course of business;

(s)                                   paid, loaned or advanced any amount to, or amended any loan to, or sold, transferred or leased any properties or assets (real, personal or mixed, tangible or intangible) to, or entered into any agreement or arrangement with, any of its respective employees, officers, directors or stockholders or any affiliate or associate of any of its employees, officers, directors or stockholders, except (i) as contemplated by this Agreement, (ii) for directors’ fees and (iii) for compensation, advances or reimbursement to officers and employees at rates not inconsistent with the Company’s past practice or the Company Subsidiary’s past practice in connection with business-related travel or other expenses incurred on behalf of the Company or the Company Subsidiary and advances made in the ordinary course of business, consistent with past practice, to any one officer or employee, for travel or other properly reimbursable business expenses under the Company’s travel policy;

(t)                                    taken any action to (i) accelerate the payment of customer accounts receivables (including shortening payment terms, providing incentives for early payment or otherwise) or (ii) delay the payment on accounts payable to suppliers, vendors or others, in each case except actions which were taken in the ordinary course of business consistent with past practice;

(u)                                 (i) incurred, repaid, modified or guaranteed any indebtedness for borrowed money in excess of one hundred thousand Dollars ($100,000) individually, or in excess of two hundred fifty thousand Dollars ($250,000), in the aggregate, or (ii) issued or sold any debt securities of the Company or a Company Subsidiary or guaranteed any debt securities of any other Person;

(v)                                 had any material loss, damage or destruction to, or any material interruption in the use of, any material assets (whether or not covered by insurance);

(w)                               made any change in title, office or position, or material reduction in the responsibilities of, or made any change in identity with respect to the management,

supervisory or other key personnel of the Company or any Company Subsidiary, or any termination of employment of any such employees;

(x)                                 made any material change in the manner in which it extends discounts, credits or warranties to customers or otherwise deals with its customers;

(y)                                 agreed, committed or offered, whether in writing or otherwise, to take any action described in this Section 2.5.

Section 2.6                                    Absence of Undisclosed Liabilities.  Except for liabilities and obligations (i) reflected or reserved against in the Financial Statements or the Interim Balance Sheet (including, in each case, the related notes and schedules thereto), (ii) incurred in connection with or contemplated by this Agreement, (iii) incurred in the ordinary course of business and consistent with past practice since the Interim Balance Sheet Date to the date of this Agreement, or (iv) that have been discharged or paid in full in the ordinary course of business, neither the Company nor any Company Subsidiary has any liabilities (whether contingent or absolute, direct or indirect, known or unknown to the Company or matured or unmatured or otherwise) that would be required by US GAAP to be reflected on a balance sheet of the Company or the Company Subsidiary (including, in each case, the notes thereto).  There are no off-balance sheet arrangements to which the Company or a Company Subsidiary is a party or otherwise involving the Company or a Company Subsidiary.

Section 2.7                                    Litigation.  (i) There is no material private or governmental action, suit, proceeding, inquiry, claim, charge, arbitration or investigation pending before any Governmental Entity, or, to the Knowledge of the Company, threatened against the Company or a Company Subsidiary, any of their respective properties or any of their respective officers or directors (in their capacities as such), and (ii) there is no fact or circumstance to the Knowledge of the Company that, either alone or together with other facts and circumstances, could reasonably be expected to give rise to any material action or proceeding against, relating to or affecting the Company or a Company Subsidiary or any of their respective assets and properties, or enjoining or otherwise adversely affecting the Company or a Company Subsidiary’s respective ability to manufacture, distribute, market or sell their products and services.  Except as would not have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received notice and the Company does not otherwise have Knowledge of any defect, dangerous or substandard condition in any product or material sold, distributed, or currently proposed to be sold or distributed by the Company or the Company Subsidiary that could cause bodily injury, sickness, disease, death or damage to property, or result in loss of use of property, or any claim, suit, demand for arbitration or notice seeking damages for bodily injury, sickness, disease, death, or damage to property, or loss of use of property. There is no judgment, decree or order against the Company or a Company Subsidiary or, to the Knowledge of the Company, any of their respective directors or officers (in their capacities as such), that could prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement or the Ancillary Agreements.  There is no litigation that the Company or a Company Subsidiary has pending against any other party.  Prior to the execution of this Agreement, the Company has made available to Parent all responses of counsel for the Company to auditor requests for information for the period since January 1, 2011 (together with any updates provided by such counsel) regarding actions, suits, or proceedings pending or threatened against, relating to or affecting the Company or the Company Subsidiaries.  Section 2.7 of the Company Disclosure Schedule sets forth all material actions, proceedings or suits pending or, to the Knowledge of the Company, threatened against, relating to or affecting, the Company or a Company Subsidiary or any of their respective assets and properties at any time since the inception of the Company or the Company Subsidiaries, respectively.

Section 2.8                                    Restrictions on Business Activities.  There is no agreement, understanding, judgment, injunction, order or decree binding upon the Company or a Company Subsidiary which has or could reasonably be expected to have the effect of prohibiting or impairing (i) any current business practice of the Company or the Company Subsidiaries (or following the consummation of the Transaction, the Parent and its Subsidiaries), (ii) any acquisition of property by the Company or the Company Subsidiaries (or following the consummation of the Transaction, the Parent and its Subsidiaries) or (iii) the conduct of business by the Company or the Company Subsidiaries (or following the consummation of the Transaction, the Parent and its Subsidiaries) as currently conducted or as proposed to be conducted pursuant to the Budget and Operating Plan.

Section 2.9                                    Governmental Authorization.  The Company and the Company Subsidiaries have obtained each material U.S. federal, state, county, local or non-U.S. governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which either the Company or a Company Subsidiary currently operates or holds (or currently proposes to operate or hold) any interest in any of their respective properties or (ii) that is required for the operation of the business of the Company or the Company Subsidiaries or the holding of any such interest ((i) and (ii) are herein collectively called “Company Authorizations”).  The Company and the Company Subsidiaries have complied in all material respects with all Company Authorizations, and all Company Authorizations are in full force and effect.  None of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the transactions contemplated by this Agreement, except as would not reasonably be material to the Company or any of the Company Subsidiaries.

Section 2.10                             Title to Tangible Property.  The Company and the Company Subsidiaries have good and marketable title to all of their respective tangible properties, interests in properties, and assets that each purports to own, including all the properties and assets reflected on the Interim Balance Sheet or acquired after the Interim Balance Sheet Date, free and clear of all Liens.  The tangible property and equipment of the Company and the Company Subsidiaries that are used in the operations of the business of the Company and each such Company Subsidiary are in good operating condition and repair, subject to normal wear and tear, are adequate for the uses to which they are being put and have been maintained and serviced in accordance with prudent practice and in compliance in all material respects with all applicable Legal Requirements.

Section 2.11                             Intellectual Property.

(a)                                 Reserved.

(b)                                 No Infringement.  To the Company’s Knowledge, the operation of the business of the Company and the Company Subsidiaries as currently conducted and proposed to be conducted pursuant to the Budget and Operating Plan, including the design, development, use, import, branding, advertising, promotion, marketing, manufacture and sale of any Company Product by the Company or any Company Subsidiary does not: (i) infringe, misappropriate or otherwise violate any Intellectual Property Rights of any Person or the rights to privacy or of publicity of any Person, and neither the Company nor any Company Subsidiary has received any notice, claim or demand from, or is aware of, any Person (A) challenging the scope, ownership, validity or enforceability of the Intellectual Property Rights of the Company or the Company Subsidiaries or (B) claiming that the Company, a Company Subsidiary, any Company Product or Company Intellectual Property infringes, misappropriates or otherwise violates any Intellectual Property Rights of any Person or the rights to privacy or of publicity of any Person, or offering to license or grant any other rights or immunities under any Intellectual Property Right of any other Person, and the Company does not have Knowledge of any basis for any such claims, and (ii) constitute unfair competition or unfair trade practices under the laws of any jurisdiction.

(c)                                  No Third Party Infringers.  To the Company’s Knowledge, no Person is materially infringing, misappropriating or otherwise violating any Company Intellectual Property.  Neither the Company nor the Company Subsidiary has asserted or threatened any claim against any Person alleging any infringement, misappropriation or violation of any Company Intellectual Property.

(d)                                 No Order.  There are no forbearances to sue, consent decrees, settlement agreements, judgments, or orders of a Governmental Entity that: (i) restrict the rights of the Company or the Company Subsidiaries to use, transfer, license or enforce any Intellectual Property or Intellectual Property Rights owned by or licensed to the Company or the Company Subsidiaries, (ii) restrict the conduct of the business of, including any payments by or conditions on, the Company or the Company Subsidiaries in order to accommodate a third party’s Intellectual Property Rights or (iii) grant any third party any right with respect to any Company Intellectual Property

(e)                                  Transaction.  Neither this Agreement, the Ancillary Agreements nor the consummation of the Transaction, will result in, under any Contract to which Company or any Company Subsidiary is a party: (i) Parent, any of its affiliates, Surviving Corporation I or the Company Subsidiaries granting to any third party any incremental right to or with respect to, or non-assertion under, any Intellectual Property Rights owned by, or licensed to, any of them, (ii) Parent, any of its affiliates, Surviving Corporation I or the Company Subsidiaries, being bound by, or subject to, any incremental non-compete or other incremental restriction on the operation or scope of their respective businesses, (iii) Parent, any of its affiliates, Surviving Corporation I or the Company Subsidiaries being obligated to pay any incremental royalties or other amounts, or offer any incremental discounts, to any third party or (iv) the Company, Surviving Corporation I or the Company Subsidiaries being required under a Contract to procure or attempt to procure from Parent or any of its affiliates a license grant to or covenant not to assert any rights in favor of any Person.  As used in this Section, an “incremental” right, non-compete, restriction, royalty or discount refers to a right, non-compete, restriction, royalty or discount, as applicable, in excess, whether in terms of contractual term, contractual rate or scope, of those that would have been required to be offered or granted, as applicable, had the parties to this Agreement not entered into this Agreement or the Ancillary Agreements, or consummated the transactions contemplated hereby.

(f)                                   Development and Assignment of Company Intellectual Property.  The Company and the Company Subsidiaries have used commercially reasonable efforts to obtain, maintain and protect the ownership of, or rights in, as applicable, all Company Intellectual Property.  Without limiting the foregoing, the Company and the Company Subsidiaries have, and have at all times had, a policy requiring each employee, founder, officer, consultant and contractor to execute a valid and binding written agreement that (i) assigns to the Company or the applicable Company Subsidiary all right, title and interest in (including the sole right to enforce) any Intellectual Property Rights arising therefrom, and (ii) provides reasonable protection for Trade Secrets of the Company and the Company Subsidiaries (each such agreement, a “Company Assignment and Confidentiality Agreement”) and at all times have enforced such policy (other than with respect to those Persons identified on the Company Disclosure Schedule who have not executed a Company Assignment and Confidentiality Agreement).  All current or former employees, founders, officers, consultants and contractors of, and any third parties contracted by, or on behalf of, the Company or any Company Subsidiary that have created any material Company Intellectual Property have executed a Company Assignment and Confidentiality Agreement in the form provided to Parent, and to the Knowledge of the Company, (i) no party to any such agreement is in breach thereof and (ii) no such Company Intellectual Property is subject to any agreement under which such current or former employee, founder, officer, consultant, contractor or other third party has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to material Company Intellectual Property.  Neither the Company nor any Company Subsidiary is or will be obligated to pay royalties, fees or other compensation to any current or former employees, founders, officers, consultants or contractors in connection with any Company Intellectual Property that has not yet been paid in full.  To the extent the Company or a Company Subsidiary has acquired or purported to acquire ownership of any Intellectual Property or Intellectual Property Rights from any Person not subject to a Company Assignment and Confidentiality Agreement, the Company or Company Subsidiary, as applicable, has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in such Intellectual Property or Intellectual Property Rights (including the right to seek past and future damages with respect to such Intellectual Property or Intellectual Property Rights and any prior use defenses under the Leahy-Smith America Invents Act of 2011) to the Company or Company Subsidiary, has paid all monies in full satisfaction of all payment obligations, past, current and future in connection with obtaining the same, and, to the extent reasonably required or appropriate to protect the Company’s or Company Subsidiary’s ownership rights in and to such Intellectual Property and the corresponding Intellectual Property Rights in accordance with all applicable laws, the Company or Company Subsidiary has recorded each such assignment of Intellectual Property or Intellectual Property Rights with the relevant Governmental Entity, including the United States Patent and Trademark Office (“PTO”), the United States Copyright Office, or their respective equivalents in all relevant non-U.S. jurisdictions.

(g)                                  Founders, Directors and Similar Persons.  No affiliate or current or former founder, partner, director, stockholder, officer, or employee of the Company or the

Company Subsidiary currently owns or retains, or will after giving effect to the transactions contemplated hereby, own or retain any rights to use any of the Company Intellectual Property, or any Intellectual Property Rights used or held for use by the Company or the Company Subsidiary in the conduct of the business of the Company or the business of the Company Subsidiary. Each founder or officer of the Company or any Company Subsidiary who created Intellectual Property or Intellectual Property Rights for the business of the Company or any Company Subsidiary as previously and currently conducted and contemplated to be conducted has assigned in writing all right, title and interest in and to such Intellectual Property or Intellectual Property Rights to the Company.

(h)                                 Standards Bodies and Similar Entities.  Neither the Company nor the Company Subsidiary is obligated to license or otherwise make available any Company Intellectual Property to any forum, consortium, standards body, patent pool or similar entity.  Neither the Company nor any Company Subsidiary has made any submission or contribution to, and is not subject to any license or other Contract with, any forum, consortium, standards body, patent pool or similar entity for a determination of essentiality to or inclusion in an industry standard that would obligate the Company or the Company Subsidiary to grant licenses or other rights to, or otherwise impair its control of, any such Intellectual Property, Intellectual Property Rights or Company Products, nor has any third party request been made for such licenses or other rights in connection with the activities of or any participation in any forum, consortium, standards body, patent pool or similar entity.

(i)                                     Governmental Entities and Institutions.  No Company Intellectual Property or Company Product is subject to any order, action, settlement, or “march in” or similar right of a Governmental Entity, any foundation, any public or private university, college, or other institution or research center that restricts, or that could reasonably be expected to restrict, in any manner the use, transfer or licensing of any Company Intellectual Property by the Company or the Company Subsidiary or that may affect the validity, use or enforceability of such Company Intellectual Property or any Company Product.  No Company Intellectual Property or Company Product is subject to any restriction, constraint, control, supervision or limitation as a result of (i) the receipt or use by the Company or the Company Subsidiary or any of its respective current or former directors, officers, employees, independent contractors and consultants of any grants of funding, facilities, personnel or support from any Governmental Entity, any foundation, any public or private university, college, or other institution or research center in the development of any Company Intellectual Property or Company Product (collectively, “Grants”), or (ii) the involvement in, contribution to, or creation or development of any Company Intellectual Property or Company Product by any current or former director, officer, or independent contractor of or consultant to the Company or the Company Subsidiary who performed services for or held any position with any Governmental Entity, foundation or any public or private university, college, or other institution or research center.

(j)                                    Open Source and Copyleft Materials.  All use and distribution of Company Products and any Open Source Software by or on behalf of the Company or the Company Subsidiary is and has been in full compliance with all Open Source Software licenses applicable thereto, including without limitation all copyright notice and attribution requirements.  Neither the Company nor the Company Subsidiary has: (A) incorporated Open

Source Software into, or combined Open Source Software with, any Company Products; (B) distributed Open Source Software in conjunction with or for use with any Company Products; or (C) used Open Source Software in a manner that (I) causes or requires any Company Products, any portion thereof, or any other Company Intellectual Property to be subject to any of the obligations or attributes of Copyleft Licenses; including without limitation to be (x) disclosed or distributed in source code form, (y) be licensed for the purpose of making derivative works, or (z) be redistributable at no charge; or (II) causes or requires any Trade Secret of the Company or the Company Subsidiary to become publicly disclosed.

(k)                                 Source Code.  Neither the Company nor any Company Subsidiary has deposited, or is or may be required to deposit, with an escrow agent or any other Person, any Source Code or other Technology that is Company Intellectual Property.  To Company’s Knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure or delivery to a third party by the Company, the Company Subsidiary or any Person acting on their behalf of any Source Code or other Technology that is Company Intellectual Property, and no such Source Code or other Technology has been disclosed, delivered or licensed to a third party.

(l)                                     Software.  To the Company’s Knowledge, the Software included in or used in conjunction with any Company Products is free of: (i) any material defects, including without limitation any error or omission in the processing of any instructions, and (ii) any disabling codes or instructions and any “back door”, “time bomb”, “Trojan horse”, “worm”, “drop dead device”, “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disruption, impairment, disablement or erasure of such Software or related Company Products (“Contaminants”).  The Company and the Company Subsidiaries use commercially reasonable efforts to scan for, remove and prevent the introduction of Contaminants in such Software. For all Software used by the Company and the Company Subsidiaries in providing services, or in developing or making available any of the Company Products, the Company or a Company Subsidiary, as applicable, has used commercially reasonable efforts to implement any and all security patches that are generally available for that Software.

(m)                             Licenses-In.  Other than (i) licenses to Shrink-Wrapped Code and (ii) non-disclosure agreements entered into in the ordinary course of business, Section 2.11(l) of the Company Disclosure Schedule lists all Contracts under which the Company or any Company Subsidiary is granted or provided any rights, or permitted any uses, of Intellectual Property or Intellectual Property Rights by a third Person (each such Contract, an “Inbound License”).

(n)                                 Licenses-Out.  Section 2.11(n) of the Company Disclosure Schedule lists all Contracts under which the Company or any Company Subsidiary has granted or provided any rights to, or permitted any uses of, or agreed to any covenant not to sue with respect to, any Company Intellectual Property (each such Contract, an “Outbound License”), other than (i) non-disclosure agreements entered into in the ordinary course of business, consistent with past practice, (ii) non-exclusive licenses to Company Products to end users or purchasers of Company Products (in each case, directly or indirectly through a distributor and pursuant to written agreements that have been entered into in the ordinary course of business, consistent with past practice), (iii) via the terms of use of its web sites that do not materially differ from the current terms of use of such web sites, and (iv) non-exclusive licenses granted to distributors or resellers on terms that do not materially differ in substance from the Company’s form of distributor or reseller agreement made available to Parent.  To Company’s Knowledge, no event has occurred, and no circumstance or condition exists that will or could reasonably be expected to give any Person the right to declare a default or exercise any remedy or trigger any indemnification obligation under any Outbound License.

(o)                                 Trade Secrets.  The Company and the Company Subsidiaries have taken commercially reasonable steps to safeguard and maintain the secrecy and confidentiality of their material Trade Secrets, and any Trade Secrets of third parties provided thereto, according to the laws of the applicable jurisdictions where such Trade Secrets are developed, practiced or disclosed.  Without limiting the generality of the foregoing, (i) the Company and the Company Subsidiary have taken commercially reasonable steps to implement and enforce a policy requiring all personnel and third Persons having access to such Trade Secrets to execute a written agreement which provides reasonable protection for such Trade Secrets, (ii) except pursuant to such agreements, there has been no disclosure by the Company or any Company Subsidiary of any such Trade Secrets and (iii) to the Company’s Knowledge, no party to any such agreement is in breach thereof.

(p)                                 Privacy.  The Company’s and the Company Subsidiaries’ privacy practices conform, and at all times have conformed, in all material respects to all Legal Requirements.  The Company and the Company Subsidiary have complied in all material respects with all applicable Legal Requirements relating to the privacy of, and the collection, use, storage and disclosure of Personal Data.  To the Knowledge of the Company, there has been no material unauthorized access to, unauthorized disclosure of, or other misuse of any Personal Data collected by the Company or the Company Subsidiaries. To the Knowledge of Company, neither the Company nor any Company Subsidiary has experienced any material breach of security or otherwise material unauthorized access by third parties to Personal Data and neither the Company nor any Company Subsidiary has received a complaint regarding the Company’s collection, use or disclosure of Personal Data.  The execution, delivery and performance of this Agreement will comply with all laws and regulations applicable to the Company and each Company Subsidiary relating to privacy and with the privacy policies of Company and each Company Subsidiary.

(q)                                 Company Intellectual Property.  Section 2.11(q) of the Company Disclosure Schedule separately sets forth with respect to each item of Company Intellectual Property, as applicable: (i) for each patent and patent application, the patent number or application serial number for each jurisdiction in which filed, date issued and filed, and present status thereof; (ii) for each registered trademark, trade name, service mark or service name, the application serial number or registration number, by country, province and state, and the class of goods covered; (iii) for any domain name, the registration date, any renewal date and name of registry; (iv) for each copyright registration or application, the number and date of such registration or application by country, province and state; and (v) for each registered mask work, the date of first commercial exploitation, the registration number and date of registration, for each by country, province and state.  Other than Intellectual Property or Intellectual

Property Rights exclusively licensed to the Company or the Company Subsidiaries, the Company or the applicable Company Subsidiary exclusively owns all right, title, and interest (including the sole right to enforce), free and clear of all Liens in and to all Company Registered Intellectual Property. The Company or the relevant Company Subsidiary is listed in the records of the appropriate U.S. federal, state or non-U.S. authority as the sole owner for each item of Company Registered Intellectual Property, and the Company or the relevant Company Subsidiary has obtained a valid and enforceable written assignment to Company or a Company Subsidiary in respect thereof.  To Company’s Knowledge, there are no proceedings or actions pending before any court or tribunal (including the PTO or equivalent authority anywhere in the world) relating to any of the Company Registered Intellectual Property.

(r)                                    Sufficiency.  To the Company’s Knowledge the Company and the Company Subsidiaries own or have a valid and enforceable right or license to use all Intellectual Property necessary for the conduct of the Company’s and the Company Subsidiaries’ business as presently conducted and for products currently contemplated to be commercially released by the Company or a Company Subsidiary in the twelve (12) months following the date of this Agreement in accordance with the Company Product development roadmap made available to Buyer.

(s)                                   Validity and Enforceability.  To the Company’s Knowledge, (i) the Company Registered Intellectual Property is in full force and effect, and is valid and (except for applications) enforceable, (ii) other than as detailed in Section 2.11(s) of the Disclosure Schedule, no Company Registered Intellectual Property has expired (other than in accordance with applicable statutory terms) or been cancelled or abandoned, (iii) neither the Company nor any Company Subsidiary has done, or failed to do, any act or thing which may prejudice the validity or enforceability of any Company Registered Intellectual Property, (iv) all necessary registration, maintenance and renewal fees currently due have been paid, and all necessary documents, recordations and certificates have been filed, for the purposes of maintaining the Company Registered Intellectual Property, and (v) each of the patents and patent applications within the Company Registered Intellectual Property has been prosecuted in compliance with all applicable rules, policies, and procedures of the PTO or applicable non-U.S. patent agencies (including, for clarity, that the inventorship of each such patent and patent application is complete and accurate and each individual who should be named as an inventor on each such patent and patent application in accordance with applicable law is so named).  The Company has no Knowledge of any information that would preclude the Company from having clear title to such patent applications and to the patents that have issued or that may issue therefrom.  Section 2.11(s) of the Company Disclosure Schedule sets forth all actions that must be taken by the Company or the Company Subsidiary within one hundred eighty (180) days from the date hereof to maintain, perfect, preserve or renew any Company Registered Intellectual Property, including the payment of any registration, maintenance, renewal fees, annuity fees and taxes or the filing of any documents, applications or certificates related thereto.

(t)                                    Products.

(i)                                     Section 2.11(t)(i) of the Company Disclosure Schedule sets forth a complete and accurate list of all products produced, sold or licensed by the

Company or the Company Subsidiaries (“Company Products”).  Products under development or otherwise included in the Company’s development road map as at the date of this Agreement have been previously disclosed to Parent.

(ii)                                  The Company Products and all services provided by the Company and the Company Subsidiaries conform in all respects with all applicable contractual commitments, and warranties related thereto to the extent stated in writing in such Contracts, all applicable regulations and other requirements of any applicable Governmental Entity, and all applicable certification standards and requirements in each jurisdiction into which the Company or the Company Subsidiaries sell, distribute and deliver Company Products.

(iii)                               To the Company’s knowledge, there are no material defects in the design or technology embodied in any Company Product that materially and adversely affect the use, functionality, or performance of such Company Product. There are no defects in the design or technology embodied in any Company Product that affect the safety of such Company Product.  There is no presently pending or, to the Knowledge of the Company, or any threatened, civil, criminal or administrative actions, suits, demands, claims, hearings, written notices of violation, investigations, proceedings or demand letters relating to any alleged hazard or alleged defect, including any failure to warn or alleged breach of express or implied warranty or representation, relating to any Company Product, or any reasonable basis therefor.  Neither the Company nor the Company Subsidiary has extended to any of its customers any written product warranties, indemnifications or guarantees that deviate in any material respect from the standard product warranties, indemnification arrangements or guarantees of the Company or the Company Subsidiaries.  The Company’s or a Company Subsidiary’s standard terms and conditions apply to the purchase and sale of all Company Products sold on a purchase order basis, and no conflicting terms or conditions of any third Person apply thereto.  The Company has provided the Parent with all documentation and notes relating to the testing of all Company Products.  The Company has documented all known material bugs, errors and defects in all the Company Products, and such documentation is retained and is available internally at the Company.

(u)                                 Restrictive Agreements.  Neither the Company nor any Company Subsidiary is party to or bound by any proceeding, outstanding order or Contract containing any covenant (i) limiting in any respect the right of the Company or a Company Subsidiary to engage or compete in any line of business, to make use of any Company Intellectual Property, to compete with any Person or acquire any property, (ii) granting any exclusive distribution rights, (iii) providing “most favored nations” pricing terms for Company Products, or (iv) which otherwise materially impairs or would reasonably be expected to materially impairs the right of the Company or the Company Subsidiaries to sell, distribute or manufacture any Company Products or Company Intellectual Property or to purchase or otherwise obtain any Software, components, parts or subassemblies.

(v)                                 Neither the Company nor any Company Subsidiary has transferred ownership of any Intellectual Property that is or was (i) owned or purportedly owned by or exclusively licensed to the Company or any Company Subsidiary; or (ii)

developed for the Company or a Company Subsidiary by full or part time employees or consultants of the Company or a Company Subsidiary (together, “Company-Owned IP Rights”), to any third party, or knowingly permitted the Company’s rights in any Intellectual Property that is or was Company-Owned IP Rights to enter the public domain or, with respect to any Intellectual Property for which the Company or a Company Subsidiary have submitted an application or obtained a registration, lapse (other than through the expiration of registered Intellectual Property at the end of its maximum statutory term).

Section 2.12          Company Contracts.

(a)           Except for the Contracts described in Section 2.12(a) of the Company Disclosure Schedule and the Inbound Licenses and Outbound Licenses excepted from disclosure pursuant to Section 2.11(m) and Section 2.11(n), respectively, neither the Company nor any Company Subsidiary is a party to or bound by any of the following Contracts:

(i)            any distributor, original equipment manufacturer, reseller, value added reseller, sales, advertising, agency or manufacturer’s representative Contract under which the Company or any of the Company Subsidiaries have continuing obligations or costs in excess of one hundred thousand Dollars ($100,000) per year, other than purchase orders in the ordinary course of the Company’s business;

(ii)           any continuing Contract for the purchase of materials, supplies, equipment or services, in each case, the performance of which will extend over a period of more than one year and which provides for annual payments to or by the Company or any of the Company Subsidiaries that exceed $100,000;

(iii)          any Contract relating to or that involves (A) the acquisition by the Company or a Company Subsidiary of any tangible assets of a substantial nature, operating business or capital stock of any other Person, (B) the participation in a joint venture or similar arrangement with any other Person, (C) the making of any other investment in any other Person, (D) a sharing of revenues, profits, cash flows, expenses or losses with other Persons or (E) any Contract that involves the payment of royalties to any other Person;

(iv)          any Contract required to be disclosed against the representation in Section 2.11(m) or Section 2.11(n);

(v)           any Contract, offer or proposal made by or binding upon the Company or the Company Subsidiary to any customer or potential customer for the sale of products or services having a value of more than fifty thousand Dollars ($50,000), other than price quotations in the ordinary course of business consistent with past practice;

(vi)          any Contract (A) that expires or may be renewed at the option of any Person other than the Company or the Company Subsidiaries so as to expire more than twelve (12) months after the date hereof, (B) requiring the Company or the Company Subsidiary to sell or otherwise provide current or future products or services (including engineering and research and development services), or to provide material support for any current or future products or services, in each case, after the Closing, or (C) not terminable by the Company upon ninety (90) days or less notice by the Company without penalty or obligation to make any payment based on such termination, in each case, other than agreements (x) that do not deviate in any material respect from the Company’s standard form of software license agreement/customer support agreement made available to Parent, or (y) wherein the obligation to provide such services or support does not extend more than twelve months beyond the date of this Agreement;

(vii)         any Contract with any Governmental Entity;

(viii)        any trust indenture, mortgage, promissory note, loan agreement or other Contract or instrument for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with US GAAP, in each case, in excess of fifty thousand Dollars ($50,000) and other than accounts receivables and payables in the ordinary course of business, consistent with past practice;

(ix)          any Contract for capital expenditures in excess of one hundred thousand Dollars ($100,000) individually;

(x)           any Contract involving the lease of real property;

(xi)          any Contract or plan (including any stock option, merger and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Capital Stock or any other securities of the Company or any Company Subsidiaries or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor, except for (A) Company Options set forth on Section 2.2(f) of the Company Disclosure Schedule (on the Company’s standard form without material modifications), and (B) the Company Warrant set forth on Section 2.2(h) of the Company Disclosure Schedule;

(xii)         any agreement of guarantee, support, indemnification, assumption or endorsement, or any similar Contract with respect to the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or Indebtedness of any other Person;

(xiii)        any material strategic alliance, joint development, joint marketing, partnership or similar Contracts (including executed letters of intent and term sheets);

(xiv)        any Contract containing any covenant limiting in any material respect the right of the Company or the Company Subsidiaries (i) to engage in any line of business, (ii) to develop, market or distribute products or services, (iii) to compete with any Person, or to grant any exclusive distribution rights with respect to a product or service of the Company, or (iv) to make use of or exploit any Company Intellectual Property or Company Products;

(xv)         any Contract for the lease of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property exceeding one hundred thousand Dollars ($100,000) over the life of such Contract and having a term of more than one year;

(xvi)        any employment agreement, severance agreement or change in control agreement or Contract with any current director, officer, employee or consultant of the Company or a Company Subsidiary (in each case, other than those that are terminable at-will by the Company or the Company Subsidiary on no more than thirty (30) days’ notice without liability or financial obligation), or with any person who formerly held any such position if the relevant agreement contains ongoing obligations by the Company or any Company Subsidiary;

(xvii)       any Contract providing for the development of any software, content, technology or Intellectual Property, independently or jointly, by or for the Company or any Company Subsidiary;

(xviii)      any Contract (other than written agreements entered into in the ordinary course of business, consistent with past practice, on terms that do not materially differ in substance from the Company’s standard forms made available to Parent) under which the Company or any Company Subsidiary provides any material advice or services to any third party, including any consulting Contract, professional Contract or software implementation, deployment or development services Contract (including, for each such contract, a description of the percentage of completion and expected additional hours, resources and costs necessary to complete such services);

(xix)        any Contract with any investment banker, broker, advisor or similar party, or any accountant, legal counsel or other Person retained by the Company, in connection with this Agreement and the transactions contemplated hereby; and

(xx)         any Contract, not otherwise disclosed in Section 2.12(a) of the Company Disclosure Schedule, containing any term or obligation of non-assertion, material non-standard discounts, exclusive licensing obligations, provisions for material unpaid future deliverables, material non-standard service requirements, future royalty payments, or “most favored nation” terms.

(b)           Customers, Resellers and Suppliers.  Neither the Company or any Company Subsidiary has any customers or resellers that constitute a material portion of their business.

(c)           Section 2.12(c) of the Company Disclosure Schedule sets forth the ten (10) suppliers of the Company and Company Subsidiaries accounting for the most expenses for the year ended December 31, 2012.  Neither the Company nor any Subsidiary has any outstanding material disputes concerning the products and/or services of any supplier set forth on Section 2.12(c)  of the Company Disclosure Schedule, and the Company has no Knowledge of any material dissatisfaction on the part of any such supplier.  None of such suppliers has in the last two years indicated in writing or orally to the Company or any of the Company Subsidiaries any threat or intent to discontinue or alter in a manner materially adverse to the Company or the Company Subsidiaries the terms of such supplier’s relationship with the Company or a Company Subsidiary or make any claim that the Company or a Company Subsidiary has materially breached its obligations to such supplier (and the Company has no Knowledge of any such material breach).  To the Knowledge of the Company, no such supplier is threatened with bankruptcy or insolvency.  The Company and the Company Subsidiaries have access, on commercially reasonable terms, to all products and services reasonably necessary to carry on their respective businesses, and the Company has no Knowledge of any reason why they will not continue to have such access on commercially reasonable terms.

(d)           The Company and the Company Subsidiaries have each performed in all material respects their respective obligations under and are entitled to all benefits under all material Company Contracts.  Each of the material Company Contracts is in full force and effect, and, to the Knowledge of the Company, there exists no default or event of default or event, occurrence, condition or act, with respect to the Company or the Company Subsidiaries or with respect to the other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or conditions, would reasonably be expected to become a default or event of default under the terms of any material Company Contract, except for such defaults and breaches that are not material to the Company and the Company Subsidiaries taken as a whole.  True, correct and complete copies of all written material Company Contracts have been delivered or made available to Parent.

Section 2.13          Warranty Obligations.

(a)           Section 2.13 of the Company Disclosure Schedule sets forth a list of all forms of written warranties, guarantees and written warranty policies of the Company and the Company Subsidiaries in respect of any of the Company Products which are currently in effect (the “Warranty Obligations”), which forms are subject to modification in the ordinary course.  True and correct copies of the Warranty Obligations have been delivered to Parent prior to the execution of this Agreement.

(b)           There have not been any material deviations from the Warranty Obligations, and no salesperson, employee or agent of the Company or the Company Subsidiary is authorized to undertake any obligation to any customer, reseller, resellers’ customers or other Person in excess of such Warranty Obligations.  The Financial Statements reflect adequate reserves for Warranty Obligations.

Section 2.14          Environmental Matters.

(a)           The Company and the Company Subsidiaries are in compliance in all material respects with all applicable Environmental Laws.  Neither the Company nor any Company Subsidiary has received any communication (written or oral), whether from a Governmental Entity, citizens group, employee or otherwise, that alleges that the Company or the Company Subsidiary is not in compliance with applicable Environmental Laws and all Environmental Permits, except as would not reasonably be material to the Company or the Company Subsidiaries.

(b)           Each of the Company and the Company Subsidiaries has obtained and there are in full force and effect all material permits and other material governmental authorizations required under applicable Environmental Laws for the conduct by the Company and the Company Subsidiaries of their respective businesses (“Environmental Permits”).  Each of the Company and the Company Subsidiaries has at all times complied in all material respects with all Environmental Permits.  No revocation, cancellation or suspension, modification, variation or alteration of any Environmental Permit is pending or, to the Company’s Knowledge, threatened.

(c)           All material assessments, reviews, reports, returns, information and audits required by any Environmental Permit or applicable Environmental Law, including for the avoidance of doubt any such assessment review, report, return, information or audit relating to health and safety in the work place, have been properly carried out and submitted to the appropriate authorities, and their recommendations and requirements implemented to the extent required by applicable Environmental Laws.

(d)           Hazardous Substances kept by the Company and the Company Subsidiaries on the properties currently or formerly used or occupied by the Company or the Company Subsidiaries, or used by the Company or any of the Company Subsidiaries, have been kept in compliance in all material respects with applicable Environmental Laws, including, to the extent required by applicable Environmental Laws, in proper tanks, containers (in both cases surrounded by a suitable bund) or proper storage buildings, as the case may be, all of the foregoing being appropriate for the substance stored and fit for the designated purpose and none of the Company or the Company Subsidiaries has received, generated, handled, used, stored, treated, transported, kept, deposited or disposed of Hazardous Materials except in compliance in all material respects with applicable Environmental Laws.  To the Company’s Knowledge, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, emission, discharge, presence or disposal of any Hazardous Substances, that could reasonably be expected to form the basis of any material Environmental Claim against the Company, any Company Subsidiary or against any Person whose liability for any Environmental Claim the Company or a Company Subsidiary has retained or assumed either contractually or by operation of law, or otherwise result in any material costs or material liabilities under Environmental Law.

(e)           There is no Environmental Claim pending or, to the Company’s Knowledge, threatened against the Company, the Company Subsidiary or, to the Company’s Knowledge, against any Person whose liability for any Environmental Claim the Company or any Company Subsidiary has retained or assumed either contractually or by operation of law.

(f)            The Company has provided to Parent all assessments, reports, or results of investigations that are in the possession or control of the Company or any Company Subsidiary regarding environmental matters pertaining to, or the environmental condition of, the business of the Company and the Company Subsidiaries, or the compliance (or noncompliance) by the Company or the Company Subsidiary with any Environmental Laws.

(g)           Neither the Company nor any Company Subsidiary is required by virtue of the transactions set forth herein and contemplated hereby, or as a condition to the effectiveness of any transactions contemplated hereby, (i) to perform a site assessment for Hazardous Substances, (ii) to remove or remediate any Hazardous Substances, (iii) to give notice to or receive approval from any Governmental Entity pursuant to any Environmental Law, or (iv) to record or deliver to any Person any disclosure document or statement pertaining to environmental matters.

Section 2.15          Taxes.

(a)           The Company and the Company Subsidiaries have timely filed, including with respect to all applicable extensions thereto, with the proper Tax Authority all Tax Returns required to be filed by them, and all such Tax Returns are true, correct and complete in all material respects.  All Taxes required to be paid by the Company and the Company Subsidiaries (whether or not shown on any Tax Return) have been timely paid other than those (i) currently payable without penalty or interest, or (ii) being contested in good faith by appropriate proceedings and for which, in the case of both clauses (i) and (ii), adequate reserves have been established on the Books and Records of the Company and the Company Subsidiaries in accordance with US GAAP, as the case may be.

(b)           There are no liens or encumbrances for Taxes upon any property or asset of the Company or a Company Subsidiary, except for statutory liens or encumbrances for Taxes accruing but not yet due and payable or for Taxes that may thereafter be paid without penalty.

(c)           Neither the Company nor any Company Subsidiary has (i) made any change in accounting methods, principles, policies, procedures or practices, or entered into an agreement with respect thereto, except as required by US GAAP, (ii) received a ruling from any Tax Authority or (iii) entered into any closing agreement with any Tax Authority with respect to any Tax year.

(d)           All Taxes that the Company and the Company Subsidiaries are (or were) required by Legal Requirements to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor or stockholder have been duly withheld or collected, and have been paid over to the proper Tax Authorities to the extent due and payable.  The Company and the Company Subsidiaries have complied in full with all applicable Legal Requirements, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441 and 1442 of the Code or similar provisions under any non-U.S. laws) and have, within the time and manner prescribed by law, withheld and paid over to the proper Tax Authorities all amounts required to be so withheld and paid over under applicable Legal Requirements.

(e)           Neither the Company nor any Company Subsidiary is required to include any material item of income in, or exclude any material item of deduction from,

taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or exists on or prior to the Closing Date: (i) an installment sale or open transaction or (ii) a change in the accounting method of the Company or a Company Subsidiary pursuant to Section 481 of the Code.

(f)            The Company has received no notice of any Audits which are presently pending with regard to any Taxes or Tax Returns of the Company or the Company Subsidiaries.  A list of all Audits commenced or completed with respect to the Company or the Company Subsidiaries is set forth in Section 2.15(f) of the Company Disclosure Schedule.

(g)           All Tax deficiencies that have been claimed, proposed, assessed or asserted against the Company or a Company Subsidiary have been fully paid or finally settled, and no issue has been raised in any examination by any Tax Authority that could reasonably be expected to result in the proposal or assertion of a Tax deficiency for another year not so examined.

(h)           There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company or the Company Subsidiaries.

(i)            No power of attorney has been granted by or with respect to the Company or the Company Subsidiaries with respect to any matter relating to Taxes.

(j)            Neither the Company nor any Company Subsidiary is a party to, is bound by or has any obligation under any Tax sharing agreement, Tax indemnification, or Tax allocation agreement or similar agreement, contract or arrangement, and neither the Company nor any Company Subsidiary has any potential liability or obligation with respect to Taxes of any Person (other than the Company or a Company Subsidiary) as a result of, or pursuant to, any such agreement, contract, arrangement or otherwise.  Neither the Company nor any Company Subsidiary is a party to any joint venture, partnership or other arrangement that is treated as a partnership for any Tax purposes.  For purposes of this Section 2.15(j), commercially reasonable agreements providing for the allocation or payment of real property Taxes with respect to real property leased by the Company or the Company Subsidiaries, and commercially reasonable agreements not primarily related to Taxes providing for the allocation or payment of sales or use Taxes with respect to goods purchased or sold by the Company or the Company Subsidiaries in the ordinary course of business, shall be disregarded.

(k)           All transactions that could give rise to an understatement of the U.S. federal income tax liability of the Company or the Company Subsidiaries within the meaning of Section 6662(d) of the Code are adequately disclosed on Tax Returns in accordance with Section 6662(d)(2)(B) of the Code if there is or was no substantial authority for the treatment giving rise to such understatement.

(l)            Neither the Company nor any Company Subsidiary is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m)          Other than any Tax Returns that have not yet been required to be filed (taking into account any extensions), the Company has made available to Parent true, correct and complete copies of the United States federal income Tax Returns and any state, local or non-U.S. Tax Returns for the Company and the Company Subsidiaries for any jurisdiction for each of the taxable periods since the date of incorporation of the Company or any Company subsidiary, through December 31, 2012.

(n)           To the extent not already reflected on Tax Returns made available under Section 2.15(m), Section 2.15(n) of the Company Disclosure Schedule sets forth (i) all elections with respect to Taxes made by the Company and/or the Company Subsidiary and (ii) all non-U.S. jurisdictions, and all state and local jurisdictions within the United States in which the Company is or has been subject to Tax and each type of Tax payable in such jurisdiction The Company has delivered or made available to Parent complete and accurate copies of (i) all Audit reports, letter rulings, technical advice memoranda and similar documents issued by a Tax Authority relating to Taxes of the Company and the Company Subsidiaries and any material documents submitted in connection therewith, (ii) all closing agreements entered into by the Company and the Company Subsidiaries with any Tax Authority, in each case, existing on the date hereof and (iii) copies of any material correspondence to any Tax Authority relating to Taxes for all taxable periods for which the statute of limitations in the relevant jurisdiction remains open.

(o)           To the Knowledge of the Company, neither the Company nor any Company Subsidiary has any material liability with respect to Taxes relating to the operation of the Company and/or the Company Subsidiaries prior to the date of the Audited Financial Statements in excess of the amounts that are accrued with respect thereto and are reflected in the Financial Statements, and since the date of the Financial Statements, to the Knowledge of the Company, neither the Company nor any Company Subsidiary has incurred any material liability for Taxes, except with respect to operations in the ordinary course of business after the date of the Financial Statements.

(p)           The Company and the Company Subsidiaries have at all times been residents for Tax purposes in the United States.  Neither the Company nor any Company Subsidiary has received notice of any claim made by a Tax Authority in a jurisdiction where the Company and/or a Company Subsidiary does not file Tax Returns, that the Company and/or a Company Subsidiary is or may be subject to taxation by that jurisdiction.  Further, to the Knowledge of the Company, neither the Company nor any Company Subsidiary has ever had any nexus with any jurisdiction where it does not file a Tax Return which nexus could subject it to any material Tax in such jurisdiction.

(q)           All related party transactions involving the Company or the Company Subsidiaries are at arm’s length in compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder and any similar provision of non-U.S., state and local law.  Neither the Company nor any Company Subsidiary is a party to any cost-sharing agreement or similar arrangement.  Each of the Company and the Company Subsidiaries has maintained in all material respects all necessary documentation in connection with such related party transactions in accordance with Sections 482 and 6662 of the Code and the Treasury Regulations promulgated thereunder and any similar provision of state, local or non-U.S. law.

(r)            Neither the Company nor any Company Subsidiary has been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated; combined, unitary, aggregate or consolidated group for Tax purposes under state, local or non-U.S. law (other than a group the common parent of which is the Company), or has any liability for Taxes of any Person (other than the Company and the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. law as a transferee or successor, by contract or otherwise.

(s)            Neither the Company nor any Company Subsidiary has been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code.

(t)            Neither the Company nor any Company Subsidiary has engaged in any reportable transactions that were required to be disclosed pursuant to Section 6011 of the Code and the Treasury Regulations promulgated thereunder.

(u)           Any and all Tax Liabilities (including Tax withholding obligations) arising to the Company or a Company Subsidiary, as a result of the grant or exercise of Company Options and the Company Warrant by any of their employees, independent contractors, creditors and others, or out of the sale, transfer or disposal of any share or other securities of whatever kind resulting out of such exercise of Company Options and the Company Warrant, have been duly, timely and fully dismissed.

(v)           Notwithstanding anything to the contrary in this Section 2.15, and solely for tax purposes and not for financial reporting purposes, the Company is not making, and shall not be construed to have made, any representation or warranty as to the amount or utilization of any net operating loss, tax credit, tax basis or other tax attribute (which tax attributes are listed on Section 2.15(v) of the Company Disclosure Schedule), of the Company or any of the Company Subsidiaries and no disclosure in Section 2.15 of the Company Disclosure Schedule with respect to any unpaid Taxes will be taken into account for the purposes of determining the amount of indemnification to which Parent Indemnified Persons are entitled for such unpaid Taxes.

Section 2.16          Employee Benefit Plans.

(a)           Section 2.16 of the Company Disclosure Schedule lists, (i) with respect to the Company and the Company Subsidiaries and any trade or business (whether or not incorporated) which is treated as a single employer with the Company (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and (ii) with respect to the Company or any Company Subsidiary, (A) each loan to any non-officer employee, loans to officers and directors and any stock option, stock purchase, phantom stock, stock appreciation right, restricted stock unit, supplemental retirement, severance, termination, retention, change in control, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Code Section 125) or dependent care (Code Section 129), life insurance or accident insurance plans, programs, agreements or arrangements, (B) all bonus, commission, profit sharing, savings, deferred compensation, equity compensation or incentive plans, programs, agreements or arrangements, (C) other fringe or employee benefit plans, programs, agreements, severance agreements or material arrangements whether written or unwritten, (D) any offer letters (other than offer letters which were superseded by definitive employment agreements or can be terminated at will without Liability to the Company or any Company Subsidiary)) or employment or executive compensation or severance agreements, written or otherwise, for the benefit of, or relating to, any present employee, consultant, advisor, independent contractor, officer or director of the Company or a Company Subsidiary, or any person who formerly held any such position if the relevant letter or agreement contains ongoing obligations by the Company or a Company Subsidiary, and (E) all other plans, programs, agreements and arrangements, whether written or unwritten, maintained or contributed to for the benefit of, provided to, or otherwise relating to, any current or former director, officer, employee, advisor, independent contractor or consultant of the Company or a Company Subsidiary employed in a jurisdiction outside the United States; in each case as to which the Company or any Company Subsidiary has any material Liability (together, the “Company Employee Plans”). There are no Company Employee Plans that are maintained for the benefit of service providers based outside of the United States.

(b)           The Company has provided to Parent (i) a true, correct and complete copy of each of the Company Employee Plans and related material plan documents (including trust documents, insurance policies, pension funds or Contracts, actuarial or funding reports, as applicable, employee booklets, summary plan descriptions, summary of material modifications and other authorizing documents), (ii) all material correspondence to or from any Governmental Entity relating to any Company Employee Plan and (iii) with respect to each Company Employee Plan which is subject to ERISA reporting requirements, made available copies of the Form 5500 reports filed for the last three (3) plan years.

(c)           Each Company Employee Plan has been operated and administered in all material respects in accordance with its terms and all applicable Legal Requirements.  Each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has received a favorable determination or opinion letter from the IRS with respect to such Company Employee Plan as to its qualified status under the Code, and, to the Knowledge of the Company, no fact or event has occurred since the date of such determination or opinion letter that would reasonably be expected to adversely affect the qualified status of any Company Employee Plan.

(d)           Neither the Company nor any Company Subsidiary sponsors or maintains any self-funded employee benefit plan.

(e)           There has been no non-exempt “prohibited transaction,” as such term is defined in Section 406 of ERISA and Section 4975 of the Code, with respect to any Company Employee Plan.  Neither the Company nor any of its ERISA Affiliates is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Company Employee Plans except as would not be material to the Company and the Company Subsidiaries taken as a whole.  All contributions required to be made by the Company or any of its ERISA Affiliates to any Company Employee Plan been made on or before their due dates pursuant to the terms of the Company Employee Plan and applicable Legal Requirements except as would not be material to the Company and the Company Subsidiaries taken as a whole.

(f)            No suit, administrative proceeding, action or other litigation has been brought, or, to the Knowledge of the Company, is threatened, against or with respect to any Company Employee Plan, including any Audit or inquiry by the IRS, the United States Department of Labor or any other local Tax Authority other than routine claims for benefits in the ordinary course.

(g)           Each Company Employee Plan (if any) that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) to which the Company or a Company Subsidiary is a party complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in accordance with such requirements. No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code.

(h)           The consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not, either alone or in combination with another event (which in and of itself would not trigger such payment or benefit), (i) entitle any current or former employee, officer, director, advisor, independent contractor or consultant of the Company or a Company Subsidiary to severance pay, termination pay, unemployment compensation or any other payment or benefit under any Company Employee Plan, (ii) accelerate the time of payment or vesting of benefits, or increase the amount of compensation, due to any such employee, officer, director, advisor, independent contractor or consultant under any Company Employee Plan, (iii) result in any forgiveness of Indebtedness, trigger any funding obligation under any Company Employee Plan or impose any restrictions or limitations on the Company’s rights to administer, amend or terminate any Company Employee Plan or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder ) that would reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).  No director, officer, employee, advisor or independent contractor of the Company or a Company Subsidiary is entitled to receive any gross-up or additional payment by reason of the tax required by Section 409A or 4999 of the Code being imposed on such person.

(i)            Neither the Company nor any Company Subsidiary has made any plan or commitment to establish any new Company Employee Plan, or to modify any Company Employee Plan (except to the extent required by applicable Legal Requirements, as previously disclosed to Parent in writing, or as expressly required by this Agreement) in a manner that would increase the level of expense of maintaining such Company Employee Plan above the level of expense incurred with respect to that Company Employee Plan for the most recent fiscal year included in the Financial Statements.  Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, the Company, any Company Subsidiary or any ERISA Affiliate (other than ordinary administration expenses).

(j)            Neither the Company nor any of its ERISA Affiliates maintains, sponsors, participates in or contributes to, nor have they ever in the past six years maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) which is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code.

(k)           Neither the Company nor any of its ERISA Affiliates is a party to, or has made any contribution to or otherwise incurred any obligation to contribute to, any “multi employer plan” as defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(l)            Neither the Company nor any of its ERISA Affiliates has or would reasonably be expected to have any liability with respect to any current or former employee, director or consultant in respect of post-retirement health, medical, life insurance or other benefits, except as required by applicable Legal Requirements or benefits in the nature of severance pay with respect to one or more of the employment contracts set forth on Section 2.16 of the Company Disclosure Schedule.

(m)          Neither the Company, the Company Subsidiaries nor any of their ERISA Affiliates has used the services or workers provided by third party contract labor suppliers, temporary employees, “leased employees” (as that term is defined in Section 414(n) of the Code), or individuals who have provided services as independent contractors to an extent that reasonably would be expected to result in the disqualification of any Company Employee Plan or the imposition of penalties or excise taxes on the Company or the Company Subsidiary with respect to any Company Employee Plan.

(n)           The Company has delivered to the Parent true and complete copies of all election statements under Section 83(b) of the Code that are in the Company’s possession or subject to its control with respect to any unvested securities or other property issued by the Company, any Company Subsidiary or any ERISA Affiliate to any of their respective employees, non-employee directors, consultants and other service providers.

Section 2.17          Labor and Employee Matters.

(a)           The Company and the Company Subsidiaries are and have been in compliance in all material respects with all applicable Legal Requirements and regulations respecting employment of employees, including but not limited to, discrimination, disability rights and benefits, affirmative action, terms and conditions, termination, wages, hours, overtime classification, occupational safety and health, employee whistle-blowing, immigration, employee privacy, family, medical and other leaves, workers’ compensation, unemployment insurance, employment practices, and classification of employees, consultants and independent contractors, and are not, and have not, engaged in any unfair labor practice, as defined in the National Labor Relations Act or other applicable Legal Requirements.

(b)           The Company and the Company Subsidiaries have in all material respects withheld, contributed and reported all amounts required by law or by agreement to be withheld from the wages, salaries, bonus benefits, commission, severance pay, accrued vacations and other payments to employees or consultants, and are not liable in any material respect for any arrears of wages, severance pay or any taxes or any penalty for failure to comply with any of the foregoing.  Neither the Company nor any Company Subsidiary is liable in any material respect for any payment to any trust or other fund or to any governmental or administrative authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business, consistent with past practice).

(c)           The Company has received no notice of any lawsuits, claims, demands, proceedings, administrative charges, unfair labor practice charges, arbitrations, complaints or controversies pending and, to the Knowledge of the Company, none are threatened, against or by the Company or the Company Subsidiaries involving any of their respective employees, former employees, consultants, independent contractors or applicants.  Neither the Company nor any Company Subsidiary has received notice of the intent of any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation with respect to the Company or a Company Subsidiary, and, to the Knowledge of the Company, no such investigation is in progress.

(d)           The Company and the Company Subsidiaries which are subject thereto are in compliance in all material respects with the Worker Adjustment and Retraining Notification Act of 1988, or any similar state or local law (the “WARN Act”).  (i) Neither the Company nor any Company Subsidiary has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company and/or a Company Subsidiary, and (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or the Company Subsidiaries.

(e)           Neither the Company nor any Company Subsidiary has at any time been a party to any collective bargaining agreement, collective agreement, collective arrangement or similar agreement with any labor organization, trade union or works council, or work rules or practices agreed to with any labor organization, works council or employee association applicable to employees of the Company or a Company Subsidiary.  None of the employees of the Company or the Company Subsidiaries are represented by any labor organization, trade union or works council in connection to their employment with the Company or the Company Subsidiaries and, to the Knowledge of the Company, there are no and have been no union or works council organizing activities or proceedings among any of its employees or the employees of a Company Subsidiary, nor does any question concerning representation exist concerning such employees.  Neither the Company nor any Company Subsidiary has recognized or received a demand for recognition from any collective bargaining representative with respect to any of its employees.

(f)            There is no labor strike, dispute, corporate campaign, work slowdown, work stoppage or lockout actually pending, claims of unfair labor practices or other labor disputes, or to the Knowledge of the Company, threatened against or affecting the Company or the Company Subsidiaries, and during the last three (3) years there has not been any such action.

(g)           Except as set forth in Section 2.17(g)(i) of the Company Disclosure Schedule, all personnel policies, employment Contracts, service Contracts or similar Contracts and procedures applicable to employees, contractors or advisors of the Company and the Company Subsidiaries are in writing.  There are no personnel manuals, handbooks, policies, rules or procedures which are in writing that are applicable to employees of the Company or the Company Subsidiary, other than those set forth in Section 2.17(g)(ii) of the Company Disclosure Schedule, true and complete copies of which have heretofore been made available to Parent.  Section 2.17(g)(iii) of the Company Disclosure Schedule sets forth a true, correct and complete list of all severance Contracts and employment Contracts entered into since January 1, 2012 (other than those which are on the Company’s standard terms of employment and in respect of which true and accurate information is set forth in Section 2.17(j)) to which the Company and/or any Company Subsidiary is a party or by which the Company and/or any Company Subsidiary is bound with employees that had or have the title of Vice President or higher.

(h)           To the Knowledge of the Company, no employees, contractors or advisors of the Company or the Company Subsidiary are in violation of any term of any employment Contract, service Contract or similar Contract, Company Assignment and Confidentiality Agreement, or any restrictive covenant to a former employer or a former independent contractor relating to (A) the right of any such employee or independent contractor to be engaged by the Company or the Company Subsidiary or (B) to the use of trade secrets or proprietary information of others.

(i)            The employment of each employee of the Company and the Company Subsidiaries is “at-will” and neither the Company nor any Company Subsidiary has any obligation to provide any particular form or period of notice prior to terminating the employment of any of its employees, except as prescribed by applicable Legal Requirements.

(j)            Section 2.17(j) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of all employees, independent contractors, consultants, directors and elected and appointed officers of the Company and the Company Subsidiaries and designates each person’s name, title, scope of the position (full-time, part time or temporary status), work location, overtime classification, target bonus opportunity for 2013, accrued vacation or paid time off balance, and current salary (divided into base salary and global overtime payment, if relevant) commission rate or opportunity.  No Key Employee, group of employees or officer of the Company or the Company Subsidiary has given notice to the Company, nor does the Company have Knowledge, that any such Key Employee, group of employees or officer intends to terminate his or her employment with the Company and/or a Company Subsidiary prior to or within three (3) months after the Closing.

(k)           No individual has any Contract with the Company or any Company Subsidiary under which that individual acts as an independent contractor, consultant, freelancer or in a similar capacity for the Company or a Company Subsidiary, whether on a full time or a part time or retainer basis or otherwise.  All arrangements and agreements with any such individuals are in writing, true and complete copies of which have heretofore been made available to Parent.

Section 2.18          Interested Party Transactions.  Neither the Company nor any Company Subsidiary is materially indebted to any director, officer, employee, consultant or stockholder of the Company or a Company Subsidiary (an “Interested Party”) (except for current amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such Person is materially indebted to the Company or a Company Subsidiary.  No current or former officer, director or stockholder of the Company or a Company Subsidiary owns or holds, directly or indirectly, any interest in (except holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than five percent (5%) of the equity of any such entity), or is an officer, director, employee or consultant of any Person that is a competitor, lessor, lessee, customer or supplier of the Company or the Company Subsidiaries or which conducts a business similar to any business conducted by the Company or the Company Subsidiaries, or owns or holds, directly or indirectly, in whole or in part, any Company Intellectual Property.  None of said officers, directors, employees or stockholders or any member of their immediate families, is a party to, or to the Knowledge of the Company, otherwise directly or indirectly interested in, any Contract to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their respective assets or properties may be bound or affected, except for normal compensation for services as an officer, director or employee thereof.  To the Knowledge of the Company, none of said officers, directors, employees, stockholders or immediate family members has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in, or that relates to, the business of the Company or any Company Subsidiary, except for the rights of stockholders under applicable Legal Requirements.

Section 2.19          Leased Property.  Section 2.19 of the Company Disclosure Schedule sets forth a complete list of the real property leased by the Company and the Company Subsidiaries and a reference to the lease agreement containing the terms of each lease (the “Lease Agreements”).  Each Lease Agreement is valid, binding and enforceable in accordance with its terms and the Company and/or the relevant Company Subsidiary, as the case may be, has a valid and binding leasehold interest in, and enjoys peaceful possession of, the real property for the full term of the Lease Agreements (including renewal periods) described in Section 2.19 of the Company Disclosure Schedule.  Neither the Company nor the Company Subsidiary leases any real property other than the real property subject to the Lease Agreements.  There are no material disputes, oral agreements, or forbearance programs in effect as to the Lease Agreements and there are no existing defaults by the Company or a Company Subsidiary under any Lease Agreement, and no event has occurred that (with the giving of notice, lapse of time or both) would constitute a default by the Company or a Company Subsidiary under any Lease Agreement.  Neither the Company nor the Company Subsidiary is engaged in any negotiation for the reviewing of the rent payable under any Lease Agreement.  Neither the Company nor the Company Subsidiary owns any real property.

Section 2.20          Title to Tangible Assets; Adequacy Of Tangible Assets.  The Company has good and marketable title to its tangible assets (other than real property), as well as all of the tangible properties and assets reflected in the Interim Financial Statements and those acquired since the date thereof (except in each case for tangible properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practice since the date thereof), free and clear of all Liens.  All of said tangible assets which are material to the operation of the business of the Company and the Company Subsidiaries are in good working order and fit for their intended use, subject to normal wear and tear.  The tangible properties and assets of the Company and the Company Subsidiaries are adequate in all material respects to conduct the operations of the business of the Company and the Company Subsidiaries as now conducted.  No material tangible property used by the Company in connection with the business of the Company and the Company Subsidiaries is held under any lease, security agreement, pledge agreement or security arrangement or is located other than in the possession of the Company.

Section 2.21          Insurance.  The Company and the Company Subsidiaries have policies of insurance of the type and in the amounts customarily carried by Persons conducting businesses or owning assets similar to those of the Company and the Company Subsidiaries.  Section 2.21 of the Company Disclosure Schedule contains a complete list of the material policies of insurance maintained by the Company and the Company Subsidiaries.  All such policies are in full force and effect, all premiums due and payable to date under all such policies have been paid and the Company and the Company Subsidiaries are otherwise in compliance with the terms of such policies except for such non-compliance that would not be material to the Company and the Company Subsidiaries taken as a whole.  There is no claim pending under any such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.  Neither the Company nor the Company Subsidiaries have received any notice of cancellation or non-renewal of any such policies from any of its insurance carriers, nor to the Knowledge of the Company, is the termination of any such policies threatened.  Neither the Company nor any Company Subsidiary has received notice from any of its insurance carriers that the terms of any existing material policy of insurance will change in a manner materially adverse to the Company.

Section 2.22          Compliance With Legal Requirements; Permits.

(a)           Each of the Company and the Company Subsidiaries is, and has at all times been, in compliance with all applicable Legal Requirements.  None of the Company or any Company Subsidiary has received any written notice, order, complaint or other communication from any Governmental Entity or any other Person that the Company or any Company Subsidiary is not in compliance with any Legal Requirements.

(b)           Section 2.22(b) of the Company Disclosure Schedule sets forth a list that is accurate and complete in all respects of all material permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices or other material authorizations of any Governmental Entity necessary for it to own, lease and operate its material properties and to carry on its business in all material respects as currently conducted (the “Company Permits”).  Each of the Company and the Company Subsidiaries is in compliance in all material respects with all Company Permits and no suspension, cancellation, modification, revocation or non-renewal of any such Permit is pending.  No Permit is held in the name of any employee, officer, director, stockholder, agent or otherwise on behalf of the Company or any of the Company Subsidiaries.

Section 2.23          Books and Records.  The Company has made available to the Parent or its counsel complete and correct copies of (a) all documents identified on the Company Disclosure Schedule (other than those consulting agreements listed in Section 2.17(k) and Section 2.12(a)(xvii) of the Company Disclosure Schedule), (b) the minute books containing records of all proceedings, consents, actions and meetings of the Board of Directors, committees of the Board of Directors and stockholders of the Company, (c) the stock ledger, journal and other records reflecting all stock issuances and transfers and all stock option and warrant grants of the Company, and (d) all permits, orders and consents issued by any regulatory agency with respect to any securities of the Company, and all applications for such permits, orders and consents.  The minute books of the Company provided to the Parent contain a complete and accurate summary, in all material respects, of all meetings of directors and stockholders or actions by written consent since the time of incorporation of the Company, and reflect all transactions referred to in such minutes accurately in all material respects.

Section 2.24          Propriety of Past Payments.  (a) the Company and the Company Subsidiaries and their respective directors, officers, employees, and agents have complied in all material respects with the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§78a et seq. (1997 and 2000)) and any other applicable foreign or domestic anticorruption or antibribery laws (collectively, the “Fraud and Bribery Laws”), and (b) neither the Company, nor any Company Subsidiary nor, to the Knowledge of the Company, any of their respective Representatives acting on the Company’s or a Company Subsidiary’s behalf have directly or indirectly, in each case, in violation of the Fraud and Bribery Laws: (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) offered, promised, paid, delivered, or authorized the payment or delivery of any unlawful fee, commission or other sum of money or item of value, however characterized, to any Person, including any Public Official or Entity, customer or supplier, or to any officer, director, partner, employee or agent of any of the foregoing or (iii) engaged in any other unlawful practice, or made any other unlawful payment or given any other unlawful consideration to any Public Official or Entity, customer or supplier, or to any officer, director, partner, employee or agent of any of the foregoing.

Section 2.25          Third Party Notice, Waiver, Consent or Approval.  Section 2.25 of the Company Disclosure Schedule lists all Contracts to which the Company or a Company Subsidiary is a party or by which their respective properties or assets are bound that entitle any Person to any right of notice, waiver, consent or approval, as the case may be, in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, except where breach or violation of such right of notice, waiver, consent or approval would not reasonably be material to the Company and any of the Company Subsidiaries or to the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 2.26          Accounts Receivable. All accounts receivable of the Company and the Company Subsidiaries are reflected properly on the Interim Balance Sheet and represent or will represent valid obligations arising from sales actually made. To the Company’s Knowledge, no account debtor has any valid set-off, deduction or defense with respect thereto, and no account debtor has asserted any such set-off, deduction or defense. There are no unpaid invoices or bills representing amounts alleged to be owed by the Company or a Company Subsidiary, or other alleged obligations of the Company or the Company Subsidiary, which either the Company or a Company Subsidiary has disputed or determined to dispute or refuse to pay.

Section 2.27          Bank Accounts.  Section 2.27 of the Company Disclosure Schedule identifies all banks, trust companies, securities brokers and other financial institutions at which the Company or the Company Subsidiary has an account or a safe deposit box or maintains a banking, custodial, trading or other similar relationship, whether or not such accounts are held in the name of the Company, and lists the respective signatories therefor and lists the names of all individuals holding a power of attorney from the Company or the Company Subsidiaries with respect to such accounts.

Section 2.28          Inventory.  All inventory of the Company and Company Subsidiaries reflected on the Interim Balance Sheet consisted, and all inventory acquired since the date of the Interim Balance Sheet consists, of a quality and quantity usable and, with respect to finished goods, salable in the ordinary course of business and does not represent slow moving or obsolete inventory, in each case, except as reflected in any reserves recorded on the Interim Balance Sheet.  Since the Interim Balance Sheet Date, the Company and each Company Subsidiary has continued to replenish inventories in the ordinary course of business, consistent with past practices.  Neither the Company nor any Company Subsidiary has received written, or to the Knowledge of the Company, oral notice that it will experience in the foreseeable future any difficulty in obtaining, in the desired quantity and quality and at a price and upon terms and conditions acceptable to the Company, the raw materials, supplies or component products required for the manufacture, assembly or production of Company Products.  The values at which inventories are carried reflect the inventory valuation policy of the Company, which is consistent with its past practices and in accordance with US GAAP.  Since the Interim Balance Sheet Date, due provision was made on the books of the Company and the Company Subsidiaries in the ordinary course of business consistent with past practices to provide for all slow-moving, obsolete, or unusable inventories to their estimated useful or scrap values and such inventory reserves are adequate to provide for such slow-moving, obsolete or unusable inventory and inventory shrinkage.  As of the date hereof, neither the Company nor any Company Subsidiary has any commitments to purchase inventory.

Section 2.29          Export and Import Controls.

(a)           The Company and its Subsidiaries are, and since June 1, 2009 have been, in compliance with and have not been and are not in material violation of any U.S. Export Control and Import Law.

(b)           None of the Company, the Company Subsidiaries, or their respective officers, directors, employees, or agents appear on the Specially Designated Nationals & Blocked Persons List maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or on either the Denied Persons List or the Entity List maintained by the Bureau of Industry and Security of the U.S. Department of Commerce.

(c)           To the Knowledge of the Company, there are no allegations, complaints, charges, investigations or administrative enforcement actions, pending, expected, threatened, or closed by any Governmental Entity with respect to any potential violation or liability of the Company or the Company Subsidiaries arising under or relating to any U.S. Export Control and Import Laws.

Section 2.30          Conflict Materials.  All Conflict Minerals used in the Company Products, if any: (i) originate from countries other than the Covered Countries, (ii) are processed in smelters or refineries that are, as of the date such Conflict Minerals are transferred from such smelter or refinery to the Company (or to the Company’s supplier, if applicable), designated as “conflict-free” or a similar designation (A) by a third party recognized in the industry for providing such designations (such as the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative Conflict Free Smelter Program) or (B) pursuant to an independent third party audit, the results of which are made publicly available by such smelter or refinery, or (iii) come from recycled sources. The conduct of the Company’s business, as currently conducted or as currently proposed by the Company to be conducted in the future, does not and will not require the Company or any of its Affiliates to make any disclosure, filing or report or submit any filing or report to the SEC pursuant to Section 13(p) of the Exchange Act or any of the rules or regulations promulgated under or pursuant to Section 13(p) of the Exchange Act.

Section 2.31          State Takeover Statutes.  The Company Board has taken all actions so that the restrictions in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203), and any other similar U.S. federal, state, local or non-U.S. “fair price” or “control share acquisition” statutes, laws or regulations (any such statute, law or regulation, a “Takeover Statute”), will not apply to Parent or Merger Sub I with respect to the Transaction, including the execution, delivery or performance of this Agreement and the consummation of the Transaction and the other transactions contemplated hereby.

Section 2.32          Vote Required.  The affirmative vote or written consent of the holders of a majority of the outstanding shares of the Company Common Stock and Company Preferred Stock, voting together as a single class (the “Required Vote”) is the only vote or written consent of any class or series of the Company Capital Stock necessary to adopt this Agreement to approve Merger I.

Section 2.33          Brokers’ and Finders’ Fees.  Neither the Company nor a Company Subsidiary has incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

Section 2.34          Board Approval.  The Company Board has unanimously (i) adopted and approved this Agreement, the Ancillary Agreements and the Transaction, (ii) determined that the transactions contemplated herein and therein are advisable and in the best interests of the Company Holders and on terms that are fair to the Company Holders and (iii) resolved to recommend that the Company Stockholders adopt this Agreement, and none of the aforesaid actions by the Company Board has been amended, rescinded or modified.

Section 2.35          Representations Complete; Disclosure Information.

(a)           In connection with Parent’s investigation of the Company, the Company has made available to the Parent certain estimates, projections and other forecasts and plans with respect to the Company’s business.  The Company does make any representations and warranties with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts) and does not provide any guarantee or assurance regarding such projections being met or fulfilled.

(b)           EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE II (AS MODIFIED BY THE COMPANY DISCLOSURE SCHEDULE), NEITHER COMPANY NOR ANY OTHER PERSON MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO COMPANY OR THE COMPANY SUBSIDIARIES OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITIONS (FINANCIAL OR OTHERWISE) OR PROSPECTS, AND THE COMPANY HEREBY DISCLAIMS ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES. IN PARTICULAR, WITHOUT LIMITING THE FOREGOING DISCLAIMER, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES MADE BY THE COMPANY IN THIS ARTICLE II, NEITHER COMPANY NOR ANY OTHER PERSON MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY TO PARENT, MERGER SUBS OR ANY OF THEIR AFFILIATES OR REPRESENTATIVES WITH RESPECT TO (I) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR PROSPECT INFORMATION RELATING TO THE COMPANY, ANY OF THE COMPANY SUBSIDIARIES OR THEIR RESPECTIVE BUSINESSES OR (II) ANY ORAL OR WRITTEN INFORMATION PRESENTED TO PARENT, MERGER SUBS OR ANY OF THEIR AFFILIATES OR REPRESENTATIVES IN THE COURSE OF THEIR DUE DILIGENCE OF THE COMPANY, THE NEGOTIATION OF THIS AGREEMENT OR IN THE COURSE OF THE TRANSACTIONS CONTEMPLATED HEREBY.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB I

Except as set forth in the schedule prepared by Parent and delivered to the Company prior to the execution of this Agreement setting forth specific exceptions (including by cross reference) to the Parent’s and Merger Subs’ representations and warranties set forth herein (the “Parent Disclosure Schedule”) (with each exception set forth in the Parent Disclosure Schedule identifying by reference the specific section or subsection of this Agreement to which it relates, such that such exception shall apply solely in respect of: (A) such specific section or subsection in Article III of the Agreement, and (B) any section or subsection in Article III of the Agreement to the extent it is readily apparent on the face of the disclosure that such disclosure is applicable to such other sections and subsections), or as set forth in the Parent SEC Documents filed or furnished and publicly available on or after December 31, 2012 and prior to the date of this Agreement (the “Filed Parent SEC Documents”) (excluding any disclosures in the Filed Parent SEC Documents that are set forth under the headings “Risk Factors” or disclosure of risks set forth in any “forward-looking statements”, disclaimer or any other statements that are similarly cautionary, nonspecific or predictive in nature; it being understood that any factual information contained within such headings, disclosure or statements shall not be excluded), each of the Parent and Merger Subs, jointly and severally, represents and warrants to the

Company, as of the date hereof and the Closing Date (except for such representations and warranties made only as a specific date) as follows:

Section 3.1                                    Organization, Standing and Power.  Parent is a company duly organized and validly existing under the laws of the State of Israel.  Merger Subs are each a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware.  Each of Parent and Merger Subs has the requisite corporate power and authority to own, lease, license and use its properties and assets and to carry on its business as now being conducted and as currently proposed to be conducted and is duly qualified, licensed or admitted to do business and, in jurisdictions where such concept is recognized, is in good standing in each jurisdiction where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to be material to the Parent.  Parent and Merger Subs are not in violation, and will not be as a consequence of its entry into this Agreement, the Ancillary Agreements to which it is party, and the consummation of the transactions contemplated hereby and thereby in violation, of any of the provisions of their respective articles of association, certificate of incorporation or bylaws.

Section 3.2                                    Authority.

(a)                                 Each of Parent and Merger Subs has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance of this Agreement and the Ancillary Agreements to which Parent or Merger Subs is a party, the performance by each of Parent and Merger Subs of its respective obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent or Merger Subs, as the case may be, and no other corporate action on the part of Parent or Merger Subs is necessary to authorize the execution and delivery by Parent and Merger Subs of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby.  This Agreement and each Ancillary Agreement to which Parent or either of Merger Subs is a party have been duly executed and delivered by Parent or Merger Subs, as the case may be, and each constitutes the legal, valid and binding obligations of Parent or Merger Subs enforceable against Parent or Merger Subs in accordance with their terms, except to the extent that enforceability may be limited by the effect, if any, of (i) any applicable bankruptcy, reorganization, insolvency, moratorium or other Legal Requirements affecting the enforcement of creditors’ rights generally, and (ii) general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity.

(b)                                 Neither the execution and delivery by Parent or Merger Subs of this Agreement or any Ancillary Agreement to which it is a party, nor the consummation of the transactions contemplated hereby and thereby will (i) result in the creation of any Lien on any of the material properties or assets of Parent or (ii) conflict with, or result in any breach or violation of, or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation or obligation or loss of any benefit under (A) any provision of the articles of association, certificate of incorporation or bylaws of Parent or Merger Subs, (B)

any mortgage, indenture, lease, contract, agreement, instrument or understanding to which Parent or any of Merger Subs is a party or to which any of their respective properties or assets (whether tangible or intangible) is bound, or (C) any Legal Requirement applicable to either Parent or Merger Subs or any of their respective properties or assets (whether tangible or intangible), except, in the case of clauses (i) and (ii)(B) and (C) above, any such conflicts, breaches, violations, defaults, rights or losses, which would not, individually or in the aggregate, prevent or materially and adversely delay the consummation by Parent or Merger Subs of the transactions contemplated by this Agreement or have a Parent Material Adverse Effect.  Except for (i) the filing and recordation of the Certificate of Merger and the related certificate of incorporation of Surviving Corporation I and Surviving Corporation II in accordance with the requirements of the DGCL, (ii) such filings as may be required under the HSR Act or any applicable non-U.S. antitrust law, (iii) the filing with the SEC of such reports under and such other compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the Transactions and (iv) compliance with NASDAQ Global Market filing requirements in connection with the issuance of Parent Ordinary Shares constituting the Merger Consideration, no notice to, filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution, delivery and performance by Parent and Merger Subs of this Agreement and the consummation of the transaction contemplated hereby.

Section 3.3                                    Parent Capitalization.

(a)                                 The authorized share capital of the Parent consists of 60,000,000 ordinary shares of NIS0.01 each (“Parent Ordinary Shares”) and as at the close of business on May 20, 2013, (i) 38,758,698 Parent Ordinary Shares are issued and outstanding.  6,917,892 Parent Ordinary Shares are reserved for issuance under the share incentive plans operated by Parent and 2,951,071 Parent Ordinary Shares are subject to issuance pursuant to outstanding options to acquire Parent Ordinary Shares issued under the option plans operated by the Parent.  No Parent Ordinary Shares are issued and held in the treasury of the Company.  Since May 20, 2013 to the date of this Agreement, there have been no issuances by Parent of Parent Ordinary Shares, other than the issuance of Parent Ordinary Shares upon the exercise of Parent Outstanding Options.  All Parent Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable, and have been issued in compliance with all applicable U.S. federal, state and non-U.S. Legal Requirements. The rights, preferences and privileges of the Parent Ordinary Shares are as set forth in the articles of association of Parent.

(b)                                 Except as set forth above: (i) there are no shares, debentures or any other securities of Parent authorized, issued or outstanding; (ii) there are no existing options, warrants, calls, preemptive rights, Indebtedness having general voting rights or debt convertible into securities having such rights (“Parent Voting Debt”), or subscriptions or other rights, agreements, arrangements or commitments of any character (including any shareholder rights plan or similar plan commonly referred to as a “poison pill”), relating to the issued or unissued share capital of the Parent obligating the Parent to issue, transfer or sell or cause to be issued, transferred or sold any shares or Parent Voting Debt of, or other equity interest in, the Parent, or securities convertible into or exchangeable for such shares or equity interests, or obligating the Parent to make any payment linked to the value of the Parent Ordinary Shares, or obligating the Parent to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment; and (iii) there are no outstanding contractual obligations of the Parent to repurchase, redeem or otherwise acquire the Parent Ordinary Shares, or other share capital of the Parent or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any other entity.

(c)                                  The Parent Ordinary Shares constituting the Aggregate Merger Consideration, when and if issued, will be duly authorized, validly issued, fully paid, non-assessable free of any Lien, not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Israeli Companies Law 1999, the Parent’s articles of association, or any Contract to which Parent is a party and which is material to the business of Parent, and free of any other restriction on transfer other than restrictions on transfer contained in this Agreement and under any applicable Legal Requirement.  Parent has duly authorized and reserved a sufficient number of Parent Ordinary Shares for issuance upon payment of the Aggregate Merger Consideration in accordance with the terms and this Agreement.

Section 3.4                                    Parent Financial Statements.

(a)                                 The audited balance sheet of the Parent and its consolidated subsidiaries as at December 31, 2012, together with related statements of income, stockholders’ equity and cash flows for the year ended December 31, 2012, including the notes thereto and the auditor’s reports in respect thereof, all as certified by independent public accountants, whose reports thereon are included therein, and in each case as included in the Parent SEC Documents, (i) fairly present in all material respects and in accordance with US GAAP the financial condition of the Parent and its consolidated subsidiaries as of the date of such Financial Statements and the results of the operations of the Parent and its consolidated subsidiaries for the periods specified therein; and (ii) has been prepared in accordance with US GAAP.

(b)                                 None of the information (other than information specifically provided by or on behalf of the Company or the Company Subsidiaries to Parent or Merger Sub I for inclusion in the Form F-3, any Registration Statement or any Prospectus, or any amendment or supplement thereto) in the Form F-3, any Registration Statement or any Prospectus, or any amendment or supplement thereto will, at the time that such Form F-3, Registration Statement, Prospectus or amendment or supplement thereto is filed or declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

Section 3.5                                    Restrictions on Business Activities. There is no agreement, understanding, judgment, injunction, order or decree binding upon the Parent or a Parent Subsidiary which has or could reasonably be expected to have the effect of prohibiting or impairing any business practice of the Company or the Company Subsidiaries as contemplated by this Agreement (or following the consummation of the Transaction, the Parent and its Subsidiaries), any acquisition of property by the Company or the Company Subsidiaries (or following the consummation of the Transaction, the Parent and its Subsidiaries) or the conduct of business by the Company or the Company Subsidiaries (or following the consummation of the

Transaction, the Parent and its Subsidiaries) as currently conducted or as proposed to be conducted pursuant to the Budget and Operating Plan.

Section 3.6                                    SEC Documents; Undisclosed Liabilities; Absence of Certain Changes.

(a)                                 The Parent has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by Parent with the SEC since December 31, 2012 (such documents, together with any documents filed with the SEC during such period by Parent on a voluntary basis, being collectively referred to as the “Parent SEC Documents”).

(b)                                 Each Parent SEC Document (i) at the time filed, complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document, and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of the Parent included in the Parent SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with US GAAP (except, in the case of unaudited statements, as permitted by the rules promulgated by the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c)                                  Except (i) as reflected or reserved against in Parent’s consolidated audited balance sheet as of December 31, 2012 (or the notes thereto) included in the Parent SEC Documents, (ii) for liabilities and obligations incurred in connection with or contemplated by this Agreement, (iii) for liabilities and obligations that have been incurred in the ordinary course of business since December 31, 2012 and (iv) for liabilities and obligations that have been discharged or paid in full in the ordinary course of business, neither Parent nor any of the Parent Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that have had Parent Material Adverse Effect.

(d)                                 From March 31, 2013 to the date of this Agreement, Parent and the Parent Subsidiaries have together conducted the business of Parent and the Parent Subsidiaries in the ordinary course consistent with past practice or in anticipation of the Transaction and have not suffered any Parent Material Adverse Effect.

Section 3.7                                    No General Solicitation. Neither Parent, nor any of its affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D promulgated under the Securities Act)

in connection with the offer or sale of the Parent Ordinary Shares constituting the Aggregate Merger Consideration.

Section 3.8                                    Litigation.  There is no suit, action or other proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its properties or assets that has had a Parent Material Adverse Effect, nor is there any Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity involving Parent or any of its properties or assets that has had a Parent Material Adverse Effect.

Section 3.9                                    Interim Operations of Merger Subs.  The Merger Subs were formed by Parent solely for the purpose of engaging in the Transaction, have engaged in no business activities other than in furtherance of the Transaction and have otherwise conducted their operations only as contemplated by this Agreement.  Except as disclosed in Section 3.9 of the Parent Disclosure Schedule, each of Merger Sub I and Merger Sub II has no liabilities and, except for a subscription agreement between Merger Sub I and Parent pursuant to which all of Merger Sub I’s authorized capital stock was issued to Parent and Merger Sub I acquired such Parent Ordinary Shares, neither is a party to any agreement other than this Agreement, the agreements contemplated herein and agreements with respect to the appointment of registered agents and similar matters.

Section 3.10                             Brokers’ and Finders’ Fees.  Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or the transactions contemplated hereby for which the Company or any Company Holder shall have any liability.

Section 3.11                             Legal Proceeding.  As of the date of this Agreement, there is no private or governmental action, suit, proceeding, or arbitration pending before any Governmental Entity, or, to the knowledge of any executive officer of Parent, any actual or threatened, inquiry, claim, charge or investigation, against Parent or Merger Subs, which, if adversely determined, would adversely affect the ability of Parent or Merger Subs to consummate the Transaction or the transactions contemplated hereby.

Section 3.12                             No Shareholder Approval.  No vote of Parent’s shareholders or holders of other securities of Parent is necessary (under applicable Legal Requirement or otherwise) to adopt this Agreement and to consummate the Transactions and for Parent and the Merger Subs to perform their respective obligations hereunder.

Section 3.13                             Tax.

(a)                                 Neither Parent nor any Person related to Parent within the meaning of Treasury Regulation Section 1.368-1(e)(3), (e)(4) and (e)(5) has any plan or intention to purchase, redeem, or otherwise acquire, directly or indirectly, any of the Closing Consideration Shares that will be issued pursuant to the Transaction. Following Merger I, no dividends or other distributions will be made to the Company Holders by Parent other than regular, normal dividends or distributions made to all holders of Parent Ordinary Shares.

(b)                                 The Merger Subs are entities newly formed for the purpose of participating in the Transaction and are wholly owned by Parent, who is in “control” of the Merger Subs within the meaning of Section 368(c) of the Code.  Immediately following the Transaction, Parent will be in control of Surviving Corporation II within the meaning of Section 368(c) of the Code.

(c)                                  Parent does not and will not at the Effective Time of Merger I have an intention to substantially dispose of or discontinue the Company trade or business. Surviving Corporation II, or a member of its “qualified group,” will continue the historic business of the Company (or alternatively, if the Company has more than one line of business, will continue at least one significant line of the Company’s historic business) or use a significant portion (at least 33 1/3% by value) of the Company’s historic business assets in a business, within the meaning of Treasury Regulation Section 1.368-1(d).  For purposes of this test, Surviving Corporation II (i) shall be deemed to own that portion of the assets of a partnership reflecting its interests therein and (ii) shall be treated as conducting the business of a partnership of which it is a partner, provided that (A) it owns in the aggregate at least a 33 1/3% capital and profits interest in such partnership or (B) it owns in the aggregate at least a 20% capital and profits interest in such partnership and performs active and substantial managerial functions with respect thereto.

(d)                                 Parent is and will have been engaged in an active trade or business outside the United States, within the meaning of Sections 1.367(a)-2T(b)(2) and (3), for the entire 36-month period immediately before the Effective Time of Merger I.

Section 3.14                             No Other Company Representations and Warranties. Except for the representations and warranties set forth in Article 2, Parent and Merger Subs hereby acknowledge that neither the Company nor any of the Company Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of the Company Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent or Merger Subs.  NEITHER PARENT NOR THE MERGER SUBS ARE RELYING OR HAVE RELIED ON ANY REPRESENTATIONS AND WARRANTIES EXCEPT FOR THOSE EXPRESSLY MADE BY THE COMPANY IN ARTICLE II (AS MODIFIED BY THE COMPANY DISCLOSURE SCHEDULE).

ARTICLE IV

CONDUCT PRIOR TO THE CLOSING DATE

Section 4.1                                    Conduct of Business by Parent.  Except for matters expressly set forth in the Parent Disclosure Schedule or otherwise expressly permitted or required by this Agreement or any of the Ancillary Agreements, required by Applicable Law or following the written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time of Merger I, Parent shall not:

(a)                                 (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than (x) regular quarterly cash dividends payable by Parent in respect of shares of Parent Ordinary Shares and (y) dividends and distributions by a direct or indirect subsidiary; (ii) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities, unless, in each case, Parent shall also equitably adjust Aggregate Merger Consideration to provide the Company Holders with the same economic effect as though the Aggregate Merger Consideration had been issued to the Company Holders on the date immediately preceding such action;

(b)                                 amend the articles of association of Parent except (A) as may be required by, or is advisable (following Parent’s consultation with legal counsel with respect to such matter) in connection with, any Legal Requirement, and (B) as would not affect the Company Holders upon the issue to them of Parent Ordinary Shares in a manner different than holders of Parent Ordinary Shares prior to the Effective Time of Merger I;

(c)                                  authorize or adopt a plan of liquidation or dissolution;

(d)                                 and shall not cause or permit any Parent Subsidiary to, except as expressly permitted or required by this Agreement, take any actions or omit to take any actions that would or would be reasonably likely to (i) result in any of the conditions set forth in ARTICLE VII not being satisfied; or (ii) materially impair, interfere with, hinder or delay the ability of Parent, the Company or Merger Subs to consummate the Transaction and the other transactions contemplated by this Agreement in accordance with the terms of this Agreement; or

(e)                                  authorize any of the foregoing actions or commit, resolve or agree to take any of the foregoing actions.

Section 4.2                                    Conduct of Business of the Company.  Except as set forth on Section 4.2 of the Company Disclosure Schedule, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time of Merger I, the business of the Company and the Company Subsidiaries shall be conducted only in the ordinary course of business consistent with past practice and in compliance with Legal Requirements; and the Company shall, and shall cause each of the Company Subsidiaries to, use their respective commercially reasonable efforts to preserve substantially intact the business organization and assets of the Company and the Company Subsidiaries, keep available the services of the current officers, employees and consultants of the Company and the Company Subsidiaries and preserve the current relationships of the Company and the Company Subsidiaries with customers, suppliers and other Persons with whom the Company or any of the Company Subsidiaries has significant business relations, and from July 1, 2013 until the Effective Time, in accordance with the Budget and Operating Plan.  Without limitation to the foregoing, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time of Merger I, except (i) as may be contemplated by this Agreement, or (ii) as set forth on Section 4.2 of the Company Disclosure

Schedule, neither the Company nor any of the Company Subsidiaries shall do, or propose to do, directly or indirectly, any of the following without the prior written consent of the Parent:

(a)                                 amend or otherwise change any of its Governing Documents;

(b)                                 (i) issue, sell, pledge, dispose of or otherwise subject to any Lien any shares of capital stock of the Company or any of the Company Subsidiaries (except upon exercise of any outstanding Company Options and the Company Warrant as permitted by this Agreement), or any options, warrants, convertible securities or other rights of any kind to acquire any such shares, or any other ownership interest in the Company or any of the Company Subsidiaries or (ii) issue, sell, license, pledge, dispose or otherwise subject to any Lien, any properties or assets of the Company or any of the Company Subsidiaries, other than sales or transfers of Company Products and non-exclusive licenses of Company Intellectual Property in the ordinary course of business consistent with past practice;

(c)                                  declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, or make any other payment on or with respect to any of its capital stock, except for dividends by any direct or indirect wholly owned Company Subsidiary of the Company;

(d)                                 reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock or make any other change with respect to its capital structure;

(e)                                  except as contemplated by the Budget and Operating Plan, acquire any material amount of assets except in the ordinary course of business consistent with past practice, or acquire any corporation, partnership, limited liability company, other business organization or division thereof, or enter into any joint venture, strategic alliance, exclusive dealing, non-competition or similar Contract or arrangement;

(f)                                   except for the Transaction, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the Company Subsidiaries;

(g)                                  other than the Parent Loan contemplated by Section 5.15 hereof, incur any Indebtedness or enter into any derivative transactions in respect thereof, or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances, except in the ordinary course of business consistent with past practice; provided, that in no event shall the Company or any of the Company Subsidiaries (i) incur, assume or guarantee any long-term Indebtedness or (ii) make any optional repayment of any Indebtedness;

(h)                                 amend, waive, modify or consent to the termination of any Company Contract set forth on Section 4.2(h) of the Company Disclosure Schedule, or amend, waive, modify or consent to the termination of the Company’s or any of the Company Subsidiaries’ rights thereunder, or, except as set forth in Section 4.2(h) of the Company Disclosure Schedule, enter into any Contract other than in the ordinary course of business consistent with past practice;

(i)                                     except as contemplated by the Budget and Operating Plan, authorize or make any capital expenditure;

(j)                                    except as required by a Company Employee Plan as in effect on the date hereof or as required by a Legal Requirement, (i) enter into, adopt, or terminate any material employee benefit plan, program or policy for the benefit or welfare of any current or former employee, officer, director or consultant of the Company or any of the Company Subsidiaries, other than the procurement of the Tail Policy, (ii) except as (as to the aggregate amounts of such increases) set out in the Budget and Operating Plan, increase the compensation or benefits payable to any such individual (including any such increase pursuant to any employee benefit plan) or pay any amount to any such individual not otherwise due, other than in the ordinary course of business consistent with past practice, (iii) except as required by this Agreement, grant, or accelerate the vesting of, any equity-based awards for the benefit of any such individual, or (iv) enter into any new, or amend any existing, collective bargaining agreement or similar agreement with respect to the Company or any of the Company Subsidiaries;

(k)                                 enter into any Contract with any Interested Party;

(l)                                     make any change in any method of accounting or accounting practice or policy (including the establishment of reserves for uncollectible accounts, accounts receivable and the accrual of expenses and the recognition of revenue), except as required by US GAAP, or make any change in the Company’s cash management, inventory control, prepayment of expenses, payment of trade accounts payable, and acceptance of customer deposits policies, practices and procedures;

(m)                             (i) settle or compromise any material Tax liability, enter into any material agreement with any Tax Authority regarding Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes, or (ii) except in the ordinary course of business and on a basis consistent with past practice, make revoke or modify any material Tax election or file any material Tax Return;

(n)                                 pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against on the Interim Balance Sheet or incurred in the ordinary course of business consistent with past practice;

(o)                                 cancel, compromise, waive or release any material right or claim, or any right or claim with respect to Intellectual Property, other than in the ordinary course of business consistent with past practice;

(p)                                 permit the lapse of any existing policy of insurance relating to the business or assets of the Company and the Company Subsidiaries;

(q)                                 (i) permit the lapse, abandonment, disclaimer, cancellation, forfeiture, failure to maintain, loss or rights, dedication to the public, assignment or sale, in whole or in part, upon any right relating to Intellectual Property; (ii) grant or otherwise provide any license, non-compete, covenant not to sue, or other restriction on or modification of the current or contemplated operation or scope of its business, or other rights to any Company Intellectual Property, except with respect to customers of Company Products on terms materially consistent with the standard terms of the Company and in the ordinary course of business consistent with past practice; (iii) transfer any Intellectual Property jointly developed, created or invented with any third party, or Intellectual Property developed, created or invented by any third party on behalf of Company or a Company Subsidiary; or (iv) disclose any confidential information or Trade Secret to any Person other than to customers, prospective customers, vendors, employees and consultants of the Company or a Company Subsidiaries having a need to know that are subject to a confidentiality or non-disclosure covenant protecting against further disclosure thereof except under appropriate non-disclosure agreements;

(r)                                    commence, dismiss or settle any Action; or

(s)                                   agree or commit to do any of the foregoing.

Section 4.3                                    Exclusivity.  The Company agrees that between the date of this Agreement and the earlier of the Closing and the termination of this Agreement, the Company shall, and shall take all action necessary to ensure that none of the Company Subsidiaries or any of their respective Representatives shall (a) solicit, initiate, knowingly encourage or accept any proposal or offer that constitutes an Acquisition Proposal, (b) participate in any discussions, conversations, negotiations or other communications regarding, or otherwise cooperate in any way, assist or participate in, or facilitate or knowingly encourage the submission of, any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal or (c) furnish to any Person other than Parent any information regarding the Company or the Company Subsidiaries in response to an Acquisition Proposal or an inquiry or indication of interest for the purpose of making or pursuing an Acquisition Proposal.  The Company immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any Acquisition Proposal.  The Company shall notify the Parent promptly, but in any event within 24 hours, orally and in writing, upon learning of or receiving any such Acquisition Proposal, or any inquiry or other contact with any Person with respect thereto.  Any such notice to the Parent shall include a copy of any written Acquisition Proposal, inquiry or contact and otherwise indicate the identity of the Person making such Acquisition Proposal, inquiry or other contact and provide reasonable detail of the terms and conditions of such Acquisition Proposal, inquiry or other contact.

Section 4.4                                    Merger Consent.

(a)                                 Promptly following the execution and delivery of this Agreement by the parties hereto, the Company shall, in accordance with the DGCL and the Company’s bylaws, obtain, as promptly as practicable, and in any event by no later than 5:00 p.m. (New York time) on the date immediately following the date hereof, the Stockholder Written Consent.  Promptly upon receipt of the executed Stockholder Written Consent from sufficient Company Stockholders to secure the Required Vote, the Company shall deliver copies thereof to Parent.  The Company will prepare an information statement in form and substance reasonably acceptable to Parent (the “Information Statement”) relating to this Agreement, the

Transaction and the transactions contemplated hereby and shall ensure that the Information Statement (i) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, (ii) complies with the information requirements of Rule 502 of Regulation D promulgated under the Securities Act (“Rule 502”) and (iii) complies with other applicable Legal Requirements. The Parent shall promptly furnish to the Company information concerning Parent that may be required to satisfy the information requirements of Rule 502 in connection with any action contemplated by this Section 4.4. In addition to the information required pursuant to Rule 502, the Information Statement shall include the unanimous recommendation of the Company Board in favor of this Agreement and the Transaction and the conclusion of the Company Board that the transactions contemplated hereby are advisable and in the best interests of the Company Stockholders and the Company hereby confirms that such unanimous recommendation shall not be withdrawn or amended, and that no Company Board recommendation shall be given in respect of any other Acquisition Proposal.

(b)                                 As soon as practicable after the date hereof, and in no case later than the tenth (10th) Business Day after the date hereof, the Company shall deliver (in any manner permitted by applicable Legal Requirements) to each Company Stockholder the Information Statement and notice of receipt of the Required Vote, together with the notice of dissenters’ rights required pursuant to the DGCL to Company Stockholders who may elect dissenters’ rights under such law.  Thereafter, subject to Section 1.10(b), the Company shall deliver by any manner permitted by the DGCL any subsequent notice required to be delivered with respect to Dissenting Shares pursuant to the DGCL.  The Company shall promptly advise Parent, and Parent shall promptly advise the Company, in writing, if at any time prior to the Effective Time of Merger I either the Company or Parent, as applicable, shall obtain knowledge of any fact that might make it necessary or appropriate to amend or supplement the Information Statement in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable Legal Requirements and the Company shall prepare and distribute such amendment or supplement to each Company Stockholder, in such form and substance as is reasonably acceptable to Parent.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1                                    Access to Information; Notification of Certain Matters.

(a)                                 Subject to compliance with applicable Legal Requirements, the Company shall afford Parent and its Representatives reasonable access during normal business hours during the period prior to the Closing to (i) all of the properties, Books and Records, Contracts, commitments, patent application files and personnel of the Company and the Company Subsidiaries and (ii) all other information concerning the business of the Company and the Company Subsidiaries, their respective properties and personnel as Parent may reasonably request; provided that such access shall not disrupt the normal business operations of the Company or the Company Subsidiaries and provided, further, that pricing information and other sensitive commercial information shall be provided only subject to the mutually agreed upon “clean room” procedures.

(b)                                 Subject to compliance with applicable Legal Requirements, from the date hereof until Closing, the Company shall inform on a regular and frequent basis one or more Representatives of Parent to report material operational matters and the general status of ongoing operations.

(c)                                  No information or Knowledge obtained in any investigation pursuant to this Section 5.1 shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the transactions contemplated hereby.

Section 5.2                                    Notice of Certain Matters.  The Company, on the one hand, and Parent, on the other hand, shall give prompt notice to the other upon Knowledge of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would reasonably be likely to cause either (i) in the case of: (A) the Parent, any representation or warranty of the Parent, Merger Sub I or Merger Sub II (including those to be made in Section 5.2 of the Parent Disclosure Schedule) and (B) the Company, any representation or warranty of the Company (including those to be made in Section 5.2 of the Company Disclosure Schedule), to be untrue or inaccurate, in the case of any representation or warranty qualified by materiality, or Company Material Adverse Effect or Parent Material Adverse Effect (as applicable), in any respect and in the case of any representation or warranty not so qualified, in any material respect, in each case at the date hereof or at the Closing (except that those representations and warranties which address matters only as of a particular date shall have been so true and correct as at such date), provided that any unintentional breach of this subsection (i) shall not of itself constitute a breach of the covenant in this Section 5.2 that is material in the aggregate for the purposes of Section 7.3(ii), (ii) any condition set forth in ARTICLE VII to be unsatisfied at the Closing Date, and (b) any material failure of the Company or Parent, as applicable, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder or under any Ancillary Agreement, or (iii) any claim, notice or other communication from any Person alleging that any consent other than those set out in Schedule 2.25 of the Company Disclosure Schedule is required or should prudently be obtained for the consummation of the Transaction and the transactions contemplated by this Agreement and the Ancillary Agreements; provided, however, that the delivery of any notice pursuant to this Section 5.2 shall not (x) limit or otherwise affect the remedies available hereunder to the party receiving such notice or the representations or warranties of the parties hereto or the conditions to the obligations of the parties hereto or (y) constitute an acknowledgement or admission of a breach of this Agreement.

Section 5.3                                    Confidentiality.  The parties hereto acknowledge that Parent and the Company have previously executed a Mutual Confidentiality and Non-Disclosure Agreement dated February 26, 2013 (as amended by that certain letter agreement, dated May 20, 2013, the “Confidentiality Agreement”), which Confidentiality Agreement shall notwithstanding its terms continue in full force and effect until the Effective Time of Merger I or, if this Agreement is terminated pursuant to ARTICLE VII, in accordance with the terms thereof.  In addition, Parent and Company agree that the terms and conditions of the transactions contemplated hereby, and information exchanged in connection with the execution hereof and the consummation of the transactions contemplated hereby, shall be subject to the Confidentiality Agreement.

Section 5.4                                    Public Disclosure.  (a) Following the execution of this Agreement, Parent and the Company shall issue a press release announcing such execution, the content and timing of such press release to be mutually agreed upon by Parent and the Company, and (b) prior to the Closing, neither Parent nor the Company or a Company Subsidiary shall issue any additional press release or make any public statement or disclosure regarding the terms of this Agreement, the Ancillary Agreements or the transactions contemplated hereby and thereby without the prior written approval of the other party (which approval shall not be unreasonably withheld), except (x) in the case of (a) and (b) as may be required by applicable Legal Requirements, and (y) in the case of (b), as may be required for the solicitation of the approval of Company Stockholders required by Section 7.1(a) and the pursuit of third-party consents, approvals or waivers identified on Section 2.25 of the Company Disclosure Schedule, or Governmental Consent required by Section 7.3(d) or, in the case of Parent, to comply with applicable stock exchange or market rules and regulations.

Section 5.5                                    Regulatory Filings; Consents; Cooperation.

(a)                                 Each of the parties shall use its respective reasonable best efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable under any Legal Requirement or otherwise to consummate and make effective the Transaction as promptly as practicable, including to (i) obtain from Governmental Entities all consents, approvals, authorizations, qualifications and orders (“Governmental Consents”) as are necessary or advisable for the consummation of the Transaction (including the issue of all of the Parent Ordinary Shares issuable hereunder to the Company Holders), (ii) promptly make all necessary filings, and thereafter make any other required or advisable submissions, with respect to this Agreement under the HSR Act, any applicable non-U.S. antitrust or competition laws or any other Legal Requirements and (iii) have vacated, lifted, reversed or overturned any order, decree, ruling, judgment, injunction or other action (whether temporary, preliminary or permanent) that is in effect and that enjoins, restrains, conditions, makes illegal or otherwise restricts or prohibits, or seeks to do any of the foregoing, the consummation of the Transaction, provided that the provisions of this Section 5.5 shall not apply in respect of any securities laws relating to the registration of Parent Ordinary Shares which shall be governed solely by Section 1.14 hereof.

(b)                                 Each of the parties will cooperate and coordinate with each other in connection with the making of all such filings contemplated by this Section 5.5, including (i) permitting counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed communication to any Governmental Entity, (ii) promptly providing the other with copies of all filings, notices or written communications received or submitted by the other , as the case may be, from or to any Governmental Entity with respect to such transactions; (iii) furnishing the other with all information required for any application or other filing to be made pursuant to any Legal Requirement in connection with the Transaction and the transactions contemplated by this Agreement and the Ancillary Agreements; (iv) keeping the other party informed in all material respects of any oral communication between such party and any

Governmental Entity relating to the Transaction; and (v) not participating in any meeting, conference, or discussion (other than relating to the scheduling of any meetings or of any discussions), either in person or by telephone, with any Governmental Entity in connection with the Transaction, unless it consults with the other party in advance, and gives the other party or its counsel the opportunity to attend and participate in such discussion, meetings and conferences (to the extent permitted by such Governmental Entity), provided that the Parent shall direct the strategy for obtaining all Governmental Consents as are necessary or prudent for the consummation of the Transaction.  Notwithstanding anything in this Agreement to the contrary, materials provided pursuant to this provision may be (A) redacted (x) to remove references concerning the valuation of the business of the Company and the Company Subsidiaries, (y) as necessary to comply with contractual arrangements and (z) as necessary to address reasonable privilege or confidentiality concerns, and (B) may be restricted to outside counsel.

(c)                                  In furtherance and not in limitation of this Section 5.5, the parties hereto shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transaction as promptly as practicable (and in any event within ten (10) Business Days after the date hereof) and thereafter make any other required submissions with respect to the Transaction under the HSR Act, or any applicable non-U.S. antitrust law and to take all other appropriate actions that Parent deems reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as soon as practicable, including pulling and re-filing under the HSR Act, after consulting with the Company.

(d)                                 Notwithstanding anything herein to the contrary, the Parent shall not be required by this Agreement to take or agree to undertake any action, including entering into any consent decree, hold separate order or other arrangement, (i) that would require the divestiture or holding separate of any assets or voting securities of the Parent, the Company or any of their respective Affiliates or Subsidiaries, (ii) to consummate the Transaction on terms other than those as set out herein, or (iii) that would limit the Parent’s freedom of action with respect to, or its ability to consolidate and control, the Company and the Company Subsidiaries or any of their assets or businesses or any of the Parent’s or its Affiliates’ or Subsidiaries’ other assets or businesses.

(e)                                  Parent shall not be permitted to enter into any agreement, arrangement or understanding without the prior written consent of the Company (prior to the Closing) or the Seller Representative (at and after the Closing) that would result in a contractual restriction or limitation (including a contractual restriction or limitation of a Governmental Entity) being imposed on the operation or scope of the Company’s and/or the Surviving Business Unit’s business (including by reason of a forced divestiture or an agreement not to sell or market Company Products in any market or to any customers) that would be reasonably likely to negatively impact in a material manner the ability of the Company and/or the Surviving Business Unit to earn the full amount of the First Earn-Out Payment or the Second Earn-Out Payment.

(f)                                   Parent shall cause the Stratasys Substituted Options that are issuable pursuant to Section 1.11 to be registered with the SEC on Form S-8 or other applicable registration statement within thirty (30) days following the Effective Time of Merger I, and will exercise commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as such Parent Ordinary Shares may be issuable pursuant to such section.

(g)                                  The Company shall use its commercially reasonable efforts to give all notices to and obtain all consents listed in Section 2.25 of the Company Disclosure Schedule (together with any consent required in respect of any Contract entered into after the Agreement Date that would have been required to be listed or described on Section 2.25 of the Company Disclosure Schedule if entered into prior to the Agreement Date), provided that in respect of the consent listed in Part 1 of Section 2.25 of the Company Disclosure Schedule, the Company shall provide Parent with copies of all written notices and correspondence regarding the request for such consents, and otherwise relating to the Transaction, at least five (5) Business Days before they are sent and shall include any reasonable comments made by Parent thereon.

Section 5.6                                    Enforcement of the Voting Agreement.  Promptly following the execution of this Agreement, the Company shall take all action necessary or desirable to enforce section 1.7 of the Voting Agreement so as to cause each Company Stockholder that is party to the Voting Agreement to comply with their respective obligations thereunder, including to (a) be present, in person or by proxy, at all meetings of the Company to be held in respect of the Transaction, to vote all shares of capital stock held by them in favor of this Agreement and of the Transaction and to raise no objections to the Transaction or the transactions contemplated by this Agreement and the Ancillary Agreements, and to waive and refrain from exercising any dissenters rights, appraisal rights or similar rights in connection with the Transaction, and (b) to take all necessary and desirable actions approved by the Board in connection with the consummation of the Transaction.

Section 5.7                                    FIRPTA Certificate; Notice to IRS.  The Company shall, on or prior to the Closing Date, provide Parent with a properly executed Foreign Investment and Real Property Tax Act of 1980 notification letter (the “FIRPTA Certificate”), substantially in the form of Exhibit F attached hereto, which states that shares of capital stock of the Company do not constitute “United States real property interests” under Section 897(c) of the Code, for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3).  In addition, simultaneously with delivery of such FIRPTA Certificate, the Company shall have provided to Parent, as agent for the Company, a form of notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) and in the customary form along with written authorization for Parent to deliver such notice form to the IRS on behalf of the Company upon the Closing of the Transaction, all as provided in the FIRPTA Certificate.

Section 5.8                                    Directors’ and Officers’ Indemnification and Insurance.

(a)                                 All rights to indemnification and exculpation (including the advancement of expenses) from liabilities for acts or omissions occurring at or prior to the Closing (including with respect to the Transaction) existing as of the date hereof in favor of the current or former directors, officers and employees of the Company or any Company Subsidiary, as provided in their respective certificate of incorporation and bylaws (or similar organizational documents) or any indemnification agreements of any of the Company or any

Company Subsidiary made available to the Parent prior to the date hereof, and pursuant to applicable Legal Requirements, shall survive the Transaction and shall continue in full force and effect without amendment, modification or repeal in accordance with their terms for a period of not less than seven (7) years after the Closing; provided, however, that if any claims are asserted or made within such period, all rights to indemnification (and to advancement of expenses) hereunder in respect of any such claims shall continue, without diminution, until disposition of any and all such claims.

(b)                                 The provisions of this Section 5.8 shall survive the consummation of the Transaction and the Effective Time of Merger I and Effective Time of Merger II and are intended to be for the benefit of, and enforceable by, each party indemnified pursuant to this Section 5.8 (or as otherwise referenced in this Section 5.8) and his or her successors.

(c)                                  If Surviving Corporation II (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, the Parent shall cause Surviving Corporation II to make proper provision so that the successors and assigns of Surviving Corporation II shall assume the obligations of Surviving Corporation II set forth in this Section 5.8.

(d)                                 Prior to the Closing, the Company shall purchase a prepaid “tail” policy on the current directors’ and officers’ liability insurance policy of the Company for a period of seven (7) years from the Effective Time of Merger I and on terms otherwise reasonably acceptable to Parent with coverage of not less than the existing coverage under the current policy (the “Tail Policy”), with the cost of such Tail Policy, to the extent unpaid as of the Closing, being included in the Company Fees and Expenses for purposes of calculating Net Working Capital.

Section 5.9                                    Takeover Statutes.  If any Takeover Statute is or may become applicable to the transactions contemplated hereby, the Company Board shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate the effects of any Takeover Statute on any of the transactions contemplated hereby.

Section 5.10                             Company’s Auditors.  The Company shall use commercially reasonable efforts to cause its management and its independent auditors to facilitate on a timely basis (a) the preparation of financial statements (including pro forma financial statements if required) as required by Parent to comply with applicable SEC regulations and Legal Requirements, (b) the review of any Company audit or review work papers, including the examination of selected interim financial statements and data, (c) the delivery of such representations from the Company’s independent accountants as may be reasonably requested by Parent or its accountants, and (d) the securing of a binding fee commitment (on terms similar to those in place on the date of this Agreement) with respect to consents and comfort letters requested by Parent after the Closing.  The parties acknowledge that the amount of any fees or expenses directly incurred in respect of this work by the Company’s independent auditors

(whether paid by the Company at or prior to Closing or payable by the Company after the Closing) will be excluded from the calculation of Net Working Capital and none of such fees and expenses will be deemed to be Company Fees and Expenses.

Section 5.11                             Sarbanes Oxley Compliance.  The Company and Surviving Corporation II shall each use commercially reasonable efforts to cause its management and its independent auditors to provide such information and assistance as Parent may from time to time reasonably require in connection with Parent’s obligation to comply with the Sarbanes-Oxley Act following the Closing.

Section 5.12                             Parachute Payment Waivers.  The Company shall obtain and deliver to Parent, prior to the initiation of the requisite stockholder approval procedure under Section 7.3(h), a Parachute Payment Waiver, in substantially the form attached hereto as Exhibit G (“Parachute Payment Waiver”), from each Person who the Company reasonably believes is, with respect to the Company, any Company Subsidiary and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately prior to the initiation of the requisite stockholder approval procedure, and who might otherwise have, receive or have the right or entitlement to receive a parachute payment under Section 280G of the Code that might otherwise result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G of the Code, pursuant to which each such Person shall agree to waive any and all right or entitlement to such payments or benefits to the extent the value thereof equals or exceeds three times such Person’s base amount determined in accordance with Section 280G of the Code and the regulations promulgated thereunder, unless the requisite stockholder approval is obtained.  As contemplated by Section 7(l), the Company shall use its commercially reasonable efforts to obtain the approval required by the terms of Section 280G(b)(5)(B) so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all such payments or benefits, with such stockholder vote to be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder.

Section 5.13                             Notices.

(a)                                 The Company shall give all notices and other information required to be given to the employees of the Company or any Company Subsidiary, any collective bargaining unit representing any group of employees of the Company or any Company Subsidiary, and any applicable government authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA, the American Recovery and Reinvestment Act of 2009 and other applicable Legal Requirements in connection with the transactions contemplated by this Agreement.

Section 5.14                             Litigation.  Subject to any provision to the contrary in Section 5.5, the Company will (i) notify Parent in writing promptly after learning of any Action initiated by or against it or any of the Company Subsidiaries, or known by the Company to be threatened against the Company, any of the Company Subsidiaries or any of their respective directors, officers, employees or stockholders in their capacity as such, (ii) notify Parent of ongoing material developments in any such Action and (iii) consult in good faith with Parent regarding the conduct of the defense of any such Action.

Section 5.15                             Company Loan.  In the event that either Company or Parent elects to extend the End Date pursuant to Section 8.1(b) hereof as a result of the failure of any of the conditions set forth in Sections 7.1(c) or 7.1(d), within two (2) Business Days of such election, Parent shall provide a term loan to the Company in a principal amount of ten million dollars ($10,000,000), on the terms set forth in the form of Promissory Note attached hereto as Exhibit N (the “Parent Loan”).

Section 5.16                             Employees Benefits.

(a)           Reserved.

(b)           Parent shall ensure that, as of the Closing Date, each employee of the Company and each Company Subsidiary who continues employment with Parent, Surviving Corporation II or any of their respective subsidiaries after the Closing Date (a “Continuing Employee”) receives full credit (for all purposes, including eligibility to participate, vesting, vacation entitlement and severance benefits, but excluding benefit accrual and, for the avoidance of doubt, any vesting or service requirement under any share or stock option of Parent) for service with the Company or any Company Subsidiary (or predecessor employers to the extent the Company provides such past service credit under its employee benefit plans) under each of the comparable employee benefit plans, programs and policies of Parent, Surviving Corporation II or the relevant subsidiary, as applicable, in which such Continuing Employee becomes a participant; provided, however, that no such service recognition shall result in any duplication of benefits.  As of the Closing Date, Parent shall, or shall cause Surviving Corporation II or the relevant subsidiary to, credit to Continuing Employees the amount of vacation time that such employees had accrued under any applicable Company Employee Plan as of the Closing Date.  With respect to each health or welfare benefit plan maintained by Parent, Surviving Corporation II or the relevant subsidiary for the benefit of any Continuing Employees, subject only to any required approval of the applicable insurance provider, if any, Parent shall (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan, and (ii) cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar Company Employee Plan for the plan year that includes the Closing Date for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable plan maintained by Parent, Surviving Corporation II or the relevant subsidiary, as applicable, for the plan year in which the Closing Date occurs.

(c)                                  Parent shall, or shall cause Surviving Corporation II or the relevant Subsidiary to, assume and honor in accordance with their terms all deferred compensation plans, agreements and arrangements, severance and separation pay plans, agreements and arrangements, and written employment, severance, retention, incentive, change in control and termination agreements (including any change in control provisions therein) set forth in Section 2.16 of the Company Disclosure Schedule applicable to employees of the

Company and the Company Subsidiaries, in the same manner and to the same extent that the Company and the Company Subsidiaries would be required to perform and honor such plans, agreements and arrangements if the transactions contemplated by this Agreement had not been consummated.

(d)                                 Effective as of the day immediately preceding the Closing Date (and subject to the Closing), the Company shall terminate all Company Employee Plans that are intended to include a Code Section 401(k) arrangement (the “Company 401(k) Plans”) unless Parent provides written notice to the Company no later than five (5) Business Days prior to the Closing Date that such Company 401(k) Plans shall not be terminated.  Unless Parent provides such written notice to the Company, no later than three (3) Business Days prior to the Closing Date, the Company shall provide Parent with evidence that such Company Employee Plan(s) have been terminated (effective no later than the day immediately preceding the Closing Date and subject to the Closing) pursuant to resolutions of the Company’s board of directors.  The form and substance of such resolutions shall be subject to review and approval of Parent (which approval shall not be unreasonably withheld).

(e)                                  Each Continuing Employee shall be entitled to participate in the Parent Equity Incentive Plan in 2014, in accordance with Parent’s policy.

Section 5.17                             Performance Bonus Plan.  Promptly following the date hereof, Parent and the Company shall offer to the persons identified on Section 5.17 of the Company Disclosure Schedule a right to participate as a Key Person Participant in the performance bonus plan as agreed between Parent and the Company on the date hereof.

Section 5.18                             Retention Bonus Agreement. Promptly following the date hereof, Retention Bonus Agreements, in the form attached hereto as Exhibit P-1 and P-2, shall be offered to the persons identified on Section 5.18 - Part 1 and 5.18 - Part 2 of the Company Disclosure Schedules, respectively.

ARTICLE VI

TAX MATTERS

The following provisions shall govern the allocation of responsibility as among Parent and the Shareholder Representative for certain Tax matters:

Section 6.1                                    Tax Matters.

(a)                                 Parent shall prepare or cause to be prepared and shall file or cause to be filed all Tax Returns for the Company and the Company Subsidiaries for any taxable year or period that ends on or before the Closing Date that are due (including extensions) after the Closing Date (a “Pre-Closing Tax Return”) and for any Straddle Period.

(b)                                 The Tax Returns referred to in this Section 6.1 shall be prepared in accordance with past practices of the Company and Company Subsidiaries, except where Parent determines that preparing such Tax Returns in accordance with past practice is inconsistent with any applicable Legal Requirement.  At least twenty (20) Business Days prior to the due date for filing any such income Tax Return the Parent shall deliver such Tax Return to the Seller Representative for its review and comment.  The Parent shall include any comments received from the Seller Representative at least five (5) Business Days prior to the due date for filing any such income Tax Return unless otherwise required by any applicable Legal Requirement. Without the prior written consent of the Seller Representative (such consent not to be unreasonably withheld, delayed or conditioned), Parent shall not and shall not permit the Company or any Company Subsidiary to amend any Pre-Closing Tax Return or any Tax Return for any Straddle Period.

(c)                                  After the Closing Date, Parent shall notify the Seller Representative within five (5) Business Days after the receipt or commencement of any notice of Tax deficiency, proposed Tax adjustment, Tax assessment, Tax audit, Tax examination or other administrative or court proceeding, suit, dispute or other claim with respect to Taxes (a “Tax Claim”) affecting the Taxes of or with respect to the Company or a Company Subsidiary that, if determined adversely to the taxpayer or after the lapse of time would be grounds for a claim for indemnity pursuant to Section 9.2(a) hereof; provided, however, that a failure by Parent to provide notice of a Tax Claim within such period shall not entitle the Indemnifying Persons to reduce the amount of the liability required to be paid pursuant to the Tax Indemnity under Section 9.2(a).  Thereafter, Parent shall promptly deliver to the Seller Representative copies of all relevant notices and documents (including court papers) received by Parent in connection with such Tax Claim.  Parent shall not settle any Tax Claim with respect to a Pre-Closing Tax Period without the prior written consent of the Seller Representative, such consent not to be unreasonably withheld, delayed or conditioned.

(d)                                 Parent and the Seller Representative shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any Tax Claim.  Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding.  Each of Parent and the Seller Representative agrees, upon request, to use its commercially reasonable efforts to obtain any certificate or other document from any Tax Authority as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereunder).

(e)                                  Notwithstanding any other provision of this Agreement, Parent shall have the right, but not the obligation, to respond to and challenge any Tax audit or other Tax contest relating to the Company or the Company Subsidiaries, to the extent that any such Tax audit or other Tax contest relates to Taxes that are the responsibility of the Parent hereunder.

(f)                                   Except as provided below, all transfer, documentary, sales, use, stamp, registration, real property conveyance and other such Taxes and fees (including any penalties and interest and expenses incurred in preparing any necessary Tax Returns or other documentation) imposed in connection with the Transaction (“Transfer Taxes”) will be borne fifty percent (50%) by the Company Stockholders and fifty percent (50%) by Parent, and Parent and the Company Stockholders will file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration, real property conveyance and other Taxes and fees, as applicable.  Parent will join in the execution of any such Tax Returns and other documentation of the Company Stockholders.  Notwithstanding the foregoing, any Transfer Taxes imposed by the State of New York or any local jurisdiction located within the State of New York will be borne one hundred percent (100%) by the Company Stockholders.  (The Transfer Taxes (or portion thereof), to be borne by the Company Stockholders pursuant to the preceding two sentences shall be referred to as the “Stockholder Transfer Taxes”).

(g)                                  For U.S. federal and state income tax purposes, the parties to this Agreement intend to treat the Transaction as a “reorganization” within the meaning of Section 368(a) of the Code.  Notwithstanding anything herein to the contrary, each party to this Agreement hereby acknowledges and agrees that (i) such party will not take any position on any Tax Return, or take any other tax reporting position, that is inconsistent with the treatment of the Transaction as a reorganization within the meaning of Section 368(a) of the Code or any of the foregoing representations, except as otherwise required by applicable Legal Requirements; and (ii) such party is relying solely upon its own tax advisors and counsel for advice concerning the Tax consequences of the Transaction and the other transactions contemplated by this Agreement, and that no party provides assurances to any other party concerning such Tax consequences.

(h)                                 For the avoidance of doubt, the Company Holders shall not be responsible for (and shall not have any indemnification obligations hereunder with respect to) (i) any Straddle Period Taxes of the Company or any Company Subsidiary other than Taxes allocated to the Pre-Closing Tax Period, and (ii) any Taxes of the Company or any Company Subsidiary that are attributable to a taxable period beginning after the Closing Date.

ARTICLE VII

CONDITIONS TO THE CLOSING

Section 7.1                                    Conditions to Obligations of Parent, Merger Sub I and the Company to Effect Merger I.  The respective obligations of Parent, Merger Sub I and the Company to consummate and effect Merger I shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, to the extent permitted under applicable Legal Requirements, in whole or in part, in writing, by agreement of Parent, Merger Sub I and the Company:

(a)                                 Company Stockholder Approval.  This Agreement and Merger I shall have been approved and adopted by the Required Vote by the Company Stockholders.

(b)                                 No Injunction.  No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making the Transaction illegal or otherwise prohibiting or preventing consummation of the Transaction.

(c)                                  HSR Waiting Period.  Any waiting period (and any extension thereof) under the HSR Act applicable to the consummation of the Transaction shall have expired or shall have been terminated.

(d)                                 No Action. There is no pending Action by any Governmental Entity seeking to delay, restrain or otherwise prohibit the consummation of Merger I.

Section 7.2                                    Additional Conditions to Obligations of the Company.  The obligations of the Company to consummate and effect Merger I shall be subject to the satisfaction at or prior to the Effective Time of Merger I of each of the following conditions, any of which may be waived, in whole or in part, in writing, by the Company, to the extent permitted under applicable Legal Requirements:

(a)                                 Representations, Warranties and Covenants.  (i) The representations and warranties of Parent and Merger Sub I contained in this Agreement, taken as a whole, shall be true and correct in all material respects (disregarding all qualifications relating to materiality or a Parent Material Adverse Effect) as of the date hereof and as of the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct in all material respects only on such date), and (ii) Parent and Merger Sub I shall each have performed and complied with all agreements, covenants, obligations and conditions of this Agreement required to be performed and complied with by them as of the Closing Date, except for any non-compliance which, in the aggregate, is not material.

(b)                                 Closing Deliveries.

(i)                                     Certificate of Parent.  The Company shall have received from Parent and Merger Sub I an officer’s certificate certifying on behalf of Parent and Merger Sub I, and not in any personal capacity, to the fulfillment of the conditions specified in Section 7.2(a), in substantially the form of Exhibit H attached hereto.

(c)                                  No Material Adverse Effect.  There shall not have occurred any change or event that has had a Parent Material Adverse Effect.

(d)                                 Tax Opinion.  The Company shall have received a written opinion (the “Company Tax Opinion”), dated as of the Closing Date, from O’Melveny & Myers LLP (“OMM”), counsel to the Company, to the effect that (A) the Transaction will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code and (B) Company Stockholders who are not five percent transferee shareholders, as that term is defined in Treasury Regulation Section 1.367(a)-3(c)(5)(ii), will not recognize gain under Section 367 of the Code as a result of the Transaction, which opinion shall be delivered in reliance on the officer’s certificates provided by Parent, Merger Sub I and Merger Sub II, and the Company, substantially in the forms of Exhibit I (the “Parent Tax Certificate”) and Exhibit J (the “Company Tax Certificate” and together with the Parent Tax Certificate the “Tax Certificates” and individually a “Tax Certificate”) attached hereto.  (For the avoidance of doubt, it is understood that certain Company Stockholders may recognize some or all of any gain with respect to their Company Capital Stock as a result of, for example, the receipt of consideration other than Parent Ordinary Shares.  Such potential gain recognition that is not a result of the application of Section 367 shall not be taken into consideration in the portion of the Company Tax Opinion set forth in clause (B) of the first sentence of this Section 7.2(d).)

Section 7.3                                    Additional Conditions to the Obligations of Parent.  The obligations of Parent to consummate and effect Merger I shall be subject to the satisfaction at or prior to the Effective Time of Merger I of each of the following conditions, any of which may be waived, in whole or in part, in writing, by Parent, to the extent permitted under applicable Legal Requirements:

(a)                                 Representations, Warranties and Covenants.  (i) The representations and warranties of the Company contained in this Agreement, taken as a whole, shall be true and correct in all material respects (disregarding all qualifications relating to materiality or a Company Material Adverse Effect) as of the date hereof and as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct in all material respects only on such date), (ii) the Company shall have performed and complied with all agreements, covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Closing Date, except for any non-compliance which, in the aggregate, is not material.

(b)                                 Closing Deliveries.

(i)                                     Certificates of the Company.  Parent shall have received (i) a certificate of the Company (the “Company Closing Certificate”) executed by an officer on behalf of the Company and not in any personal capacity certifying fulfillment of the conditions set forth in Sections 7.3(a), 7.3(d) and 7.3(h) and in substantially the form of Exhibit K attached hereto.

(c)                                  Retention of Key Employees. Each of the Key Employees: (i) shall have accepted and entered into their respective Employment Agreements, and (ii) as of the Closing Date, (A) Pettis and Jennifer Lawton (“Lawton”), and (B) not less than two (2) out of the three (3) Key Employees other than Pettis and Lawton, shall be employed by the Company or a Company Subsidiary (and shall not have given notice or received notice of the termination of such employment); provided that a person shall be deemed to not be so employed by the Company or a Company Subsidiary if the Company has Knowledge of any intention of such Key Employee to give notice of the termination of their employment within six months of the Closing Date.

(d)                                 No Material Adverse Effect.  There shall not have occurred any change or event that has had a Company Material Adverse Effect.

(e)                                  Dissenting Shares.  Company Stockholders representing no more than five (5%) percent of the aggregate number of issued and outstanding shares of Company Common Stock on an as-converted basis shall have a right to exercise appraisal rights with respect to the Company Common Stock under the DGCL by virtue of Merger I.

(f)                                   Company Warrant and Company Options.  Each (a) Company Warrant shall have been exercised or terminated and (b) Company Option shall have been exercised or terminated in accordance with Section 1.11.

(g)                                  Section 280G Stockholder Approval.  Any payments subject to one or more Parachute Payment Waivers pursuant to Section 5.12 shall have been submitted for approval by such number of stockholders of Company as is required by the terms of Section 280G in order for such payments and benefits not to be deemed parachute payments under Section 280G of the Code, with such approval to be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations, and, in the absence of such stockholder approval, none of those payments or benefits shall be paid or provided, pursuant to the Parachute Payment Waivers.

(h)                                 Company Products.  All Company Products that are being marketed, delivered and sold by the Company as of the Closing Date shall conform in all respects with the applicable regulations set forth on Schedule 7.3(h) of the Company Disclosure Schedule.

(i)                                     Tax Opinion. The Parent shall have received a written opinion (the “Parent Tax Opinion”), dated as of the Closing Date, from Cooley LLP (“Cooley”), counsel to the Parent, to the effect that (A) the Transaction will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code and (B) Company Stockholders who are not five percent transferee shareholders, as that term is defined in Treasury Regulation Section 1.367(a)-3(c)(5)(ii), will not recognize gain under Section 367 of the Code as a result of the Transaction, which opinion shall be delivered in reliance on the Parent Tax Certificate and Company Tax Certificate.  (For the avoidance of doubt, it is understood that certain Company Stockholders may recognize some or all of any gain with respect to their Company Capital Stock as a result of, for example, the receipt of consideration other than Parent Ordinary Shares.  Such potential gain recognition that is not a result of the application of Section 367 shall not be taken into consideration in the portion of the Parent Tax Opinion set forth in clause (B) of the first sentence of this Section 7.3(i).)

Section 7.4                                    Frustration of Conditions.  Neither Parent nor the Company may rely on the failure of any condition set forth in this ARTICLE VII to be satisfied if such failure was caused by such party’s failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1                                    Termination.  At any time prior to the Effective Time of Merger I, whether before or after approval of the matters presented in connection with the Transaction to the Company Stockholders, this Agreement may (in the case of the Company by action taken or authorized by the Board), be terminated:

(a)                                 by mutual written consent of Parent and the Company, duly authorized by their respective Boards of Directors;

(b)                                 by either Parent or the Company, if the Transaction shall not have closed on or before midnight (New York time) on September 17, 2013 (the “End Date”), provided, however, that either the Company or Parent, by written notice to the other party prior to such date, may extend the End Date for an additional ninety (90) days, if all the conditions set forth in ARTICLE VII have been satisfied other than (x) those conditions which are only capable of being satisfied at or immediately prior to the Effective Time of Merger I, (y) any of the conditions set forth in Sections 7.1(c), 7.1(d) or 7.3(h), and (z) such of the conditions as are otherwise waivable by such party; provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose material breach of this Agreement or willful failure to fulfill any obligation hereunder has resulted in or been the proximate cause of the failure of the Transaction to close on or before such date.

(c)                                  by Parent, if the Company shall breach any representation, warranty, obligation or agreement hereunder, such that, if not cured on or prior to the Closing Date, the conditions set forth in Section 7.3(a) would not be satisfied, and such breach by its nature cannot be cured, or shall not have been cured within fifteen (15) days following receipt by Company of written notice of such breach; provided that Parent has not breached any of its representations, warranties, obligations or agreements hereunder, such that the conditions set forth in Section 7.2(a) would not be satisfied as of the time of the Company’s breach or as of the time such representations or warranty of the Company shall have become untrue.  The parties hereby agree that failure for the Company to comply with its obligations in Section 4.4(a) shall not be capable of cure and shall permit the Parent to terminate this Agreement pursuant to this Section 8.1(c);

(d)                                 by the Company, if Parent or Merger Sub I shall breach any representation, warranty, obligation or agreement hereunder, such that, if not cured on or prior to the Closing Date, the conditions set forth in Section 7.2(a) would not be satisfied, and such breach by its nature cannot be cured, or shall not have been cured within fifteen (15) days following receipt by Parent of written notice of such breach; provided that the Company has not breached any of its representations, warranties, obligations or agreements hereunder, such that the conditions set forth in Section 7.3(a) would not be satisfied as of the time of Parent’s breach or as of the time such representations or warranty of Parent shall have become untrue;

(e)                                  by Parent or the Company if any Governmental Entity of competent jurisdiction shall have issued a permanent injunction or other order preventing the consummation of the Transaction that shall have become final and nonappealable; and

(f)                                   by Parent or the Company if any law, statute, treaty, rule, regulation, ordinance, code or order shall has been enacted, promulgated or issued and is in effect that makes consummation of the Transaction illegal or otherwise prohibits or prevents the consummation of the Transaction.

Section 8.2                                    Effect of Termination.  In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void, and except as provided in Section 8.3, there shall be no liability or obligation on the part of Parent, Merger Sub I, the Company, any of their respective Subsidiaries or any of their respective officers, directors, interest holders or affiliates; provided that the provisions of Section 5.3 (Confidentiality), Section 5.4 (Public Disclosure), Section 8.3 (Expenses), this Section 8.2 and ARTICLE X (except Section 10.1) hereof shall remain in full force and effect and survive any termination of this Agreement.

Section 8.3                                    Fees and Expenses.

(a)                                 Subject to Section 8.3(b), whether or not the Transaction is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisers, accountants and legal counsel) shall be paid by the party incurring such expense.

(b)                                 In the event that (i) either Parent or the Company is entitled to terminate, and terminates, this Agreement pursuant to Section 8.1(b) and, at the time of such termination, (x) the approvals which are the subject of the conditions to the Closing set forth in Sections 7.1(c) have not been received or (y) the condition to Closing set forth in Section 7.1(d) has not been satisfied, but all of the other conditions to the Closing under Section 7.1 and Section 7.3 have been or are capable of being satisfied as of the date of termination or (ii) either Parent or the Company is entitled to terminate, and terminates, this Agreement pursuant to Sections 8.1(e) or 8.1(f), then in either the case of (i) or (ii), Parent shall pay or cause to be paid to the Company an amount equal to the out-of-pocket costs and expenses of the Company in connection with the Transactions in an amount not to exceed Two Million Dollars ($2,000,000), on or before the fifth Business Day following such termination by wire transfer of immediately available funds to an account designated in writing to Parent by the Company no later than two Business Days after such termination.

Section 8.4                                    Amendment.  Subject to applicable Legal Requirements, the parties hereto may cause this Agreement to be amended at any time before or after the execution of the Stockholder Written Consent by execution of an instrument in writing signed on behalf of each of Parent, the Company and the Seller Representative (provided that after the execution of such Stockholder Written Consent, no amendment shall be made which pursuant to the DGCL requires further approval by the Company Stockholders without such further Company Stockholder approval); provided, however, that the consent of the Seller Representative shall not be required in connection with any amendment to this Agreement prior to the Closing that does not affect the rights or obligations of the Seller Representative.  To the extent permitted by applicable Legal Requirements, Parent and the Seller Representative may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Parent and the Seller Representative.

Section 8.5                                    Extension; Waiver.  At any time prior to the Effective Time of Merger I, any party hereto may, to the extent permitted by applicable Legal Requirements, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements, covenants or conditions for the benefit of such party contained herein.

Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.  No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.  All remedies, either under this Agreement or by applicable law or otherwise afforded, shall be cumulative and not alternative.

ARTICLE IX

HOLDBACK AND INDEMNIFICATION

Section 9.1                                    Holdback Shares.  Subject to the terms and conditions of this Agreement, Parent shall initially refrain from issuing such number of Parent Ordinary Shares as is equal to the quotient of: (i) the Holdback Amount, divided by (ii) the Agreement Date Share Value (such number of Parent Ordinary Shares subject to issuance being referred to herein as the “Holdback Shares”).  If a Parent Indemnified Person makes a claim for indemnification pursuant to this ARTICLE IX (a “Claim”) between the Closing Date and the date that is the later of: (A) eighteen (18) months thereafter at 11:59pm New York time, and (B) the Second Earn-Out Payment Date at 11:59pm New York time (the “Holdback Period”) and such Claim becomes an Agreed Claim pursuant to this ARTICLE IX, then such number of Holdback Shares as are determined by dividing the amount of Losses determined in respect of such Agreed Claim, by the Agreement Date Share Value, shall cease to be Holdback Shares subject to issuance and the number of Holdback Shares subject to issuance shall be reduced accordingly.  On the second Business Day following the last day of the Holdback Period (the “Release Date”), Parent shall deposit the balance of the Holdback Shares (which for the avoidance of doubt shall represent the initial number of Holdback Shares less those initial Holdback Shares that are no longer subject to issuance as Holdback Shares pursuant to the provisions of this Section 9.1) with the Paying Agent, provided that if there are any Claims which were submitted within the Holdback Period but which have not be yet become Agreed Claims as of the Release Date, Buyer shall be entitled to refrain from issuing such number of Holdback Shares as is derived from dividing the amount of such Losses as have been claimed, by the Agreement Date Share Value, until such Claim has become an Agreed Claim pursuant to this ARTICLE IX.  On the second Business Day following the date that any such Claims referred to in the proviso of the immediately sentence become Agreed Claims pursuant to this ARTICLE IX, any Holdback Shares that were not released on the Release Date as a result of the proviso in the immediately preceding sentence (less any Holdback Shares (if any) that cease to be Holdback Shares in order to satisfy any Losses for such Claims) shall be deposited with the Paying Agent.  For the avoidance of doubt, the Holdback Amount shall not accrue interest.

Section 9.2                                    Indemnification.

(a)                                 Subject to the limitations set forth in this ARTICLE IX, from and after the Effective Time of Merger I, the Company Holders shall, severally and not jointly, indemnify and hold harmless Parent (including, following the Effective Time of Merger I, Surviving Corporation I and Surviving Corporation II and its subsidiaries) and each of their respective officers, directors, affiliates, subsidiaries, agents and employees (hereinafter referred to individually as a “Parent Indemnified Person” and collectively as “Parent Indemnified Persons”) from and against and pay on behalf of or reimburse any such Parent Indemnified Person in respect of the entirety of any and all Losses paid, incurred, or sustained (provided that Losses which are reasonably anticipated to be paid, incurred or sustained shall be enough to submit a Claim Notice but no amounts shall be determined to be Losses until Losses have been paid, incurred or sustained) by the Parent Indemnified Persons as a result of, arising out of, relating to or in connection with (but without duplication): (i) any misrepresentation or breach of, as of the date hereof or as of the Closing Date (except in the case of representations and warranties which by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date) of any of the representations and warranties made by the Company in this Agreement or in any of the Ancillary Agreements, exhibits, schedules or certificates delivered in connection with this Agreement, in each case other than the Company Specified Representations, (ii) any fraud committed by or on behalf of the Company in connection with this Agreement, (iii) any misrepresentation or breach as of the date hereof or as of the Closing Date (except in the case of representations and warranties which by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date) of any Company Specified Representation, (iv) any misrepresentation or breach as of the date hereof or as of the Closing Date (except in the case of representations and warranties which by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date) of any IP Representation, (v) any breach or violation of any covenants or agreement made by or to be performed by the Company in this Agreement or in any of the Ancillary Agreements, exhibits, schedules or certificates to, or delivered in connection with this Agreement on or after the date hereof and on or prior to the Closing, (vi) any inaccuracy contained in the Final Allocation Schedule, (vii) any Action brought by any Person disputing or claiming any right to a portion of the Aggregate Merger Consideration not otherwise contemplated by the terms of this Agreement, (viii) all Company Fees and Expenses not fully paid as of the Closing and not set forth on the Estimated Statement of Net Working Capital or Final Statement of Net Working Capital, and (ix) any amounts paid to holders of Dissenting Shares in excess of the amount of the Aggregate Merger Consideration allocated to such holder in the Final Allocation Schedule.  No Parent Indemnified Person (other than Parent) shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement other than through Parent, and the Seller Representative shall communicate only with Parent and its Representatives.

(b)                                 Subject to the limitations set forth in this ARTICLE IX, from and after the Effective Time of Merger I, the Parent (the “Parent Indemnifying Persons”) shall, indemnify and hold harmless the Company Holders and each of their respective officers, directors, affiliates, subsidiaries, agents and employees (hereinafter referred to individually as a “Holder Indemnified Person” and collectively as “Holder Indemnified Persons”) from and against and pay on behalf of or reimburse any such Holder Indemnified Person in respect of the entirety of any and all Losses paid, incurred, or sustained (provided that Losses which are reasonably anticipated to be paid, incurred or sustained shall be enough to submit a Claim Notice but no amounts shall be determined to be Losses until Losses have been paid, incurred or sustained) by the Holder Indemnified Persons as a result of, arising out of, relating to or in connection with (but without duplication): (i) any misrepresentation or breach as of the date hereof or as of the Closing Date (except in the case of representations and warranties which by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date) of any of the representations and warranties made by the Parent in this Agreement or in any of the Ancillary Agreements, exhibits, schedules or certificates delivered in connection with this Agreement, in each case other than the Parent Specified Representations, (ii) any fraud committed by or on behalf of the Parent in connection with this Agreement, (iii) any misrepresentation or breach as of the date hereof or as of the Closing Date (except in the case of representations and warranties which by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date) of any Parent Specified Representation, (iv) any breach or violation of any covenants or agreement made by or to be performed by the Parent in this Agreement or in any of the Ancillary Agreements, exhibits, schedules or certificates to, or delivered in connection with this Agreement on or after the date hereof and prior to the Closing.

(c)                                  From and after the Closing, the right to obtain indemnification from, and only from, the reduction by the Parent Indemnified Persons of the number of Holdback Shares subject to issuance shall be the Parent Indemnified Persons’ sole and exclusive remedy for monetary damages, except in the case of the matters set forth in Section 9.2(a)(ii), (iii), (vi), (vii), and (ix) (collectively, such matters “Special Claims”), and for matters set forth in Section 9.2(a)(iv) (“IP Claims”).

(d)                                 Reserved.

(e)                                  In the case of a Special Claim or an IP Claim that has become an Agreed Claim in accordance with Section 9.4, each Company Holder shall be severally (and not jointly) liable for such Company Holder’s Pro Rata Indemnification Share of the amount of any Losses resulting therefrom and Parent shall be entitled to receive payment of the Company Holder’s Pro Rata Indemnification Share of the amount from the Company Holder directly, provided, however, that the maximum liability of any Company Holder under this Section 9.2(e) (other than with respect to fraud) shall not exceed, when added to all other amounts paid as indemnification payments by such Company Holder under this ARTICLE IX, (A) with respect to Special Claims, that portion of the Aggregate Merger Consideration actually paid to such Company Holder, and (B) with respect to IP Claims, twenty-five percent (25%) of that portion of the Aggregate Merger Consideration actually paid to such Company Holder.

(f)                                   Without limiting the generality of the foregoing, nothing contained in this Agreement shall limit the rights of any Indemnified Persons to seek or obtain injunctive relief or any other equitable remedy to which such Indemnified Person is otherwise entitled in accordance with Section 10.10.

(g)                                  Parent Indemnified Persons shall not be entitled to make any deduction from the Holdback Shares for any indemnification obligations pursuant to Section 9.2(a)(i) unless and until the aggregate amount of Losses exceeds seven-hundred fifty-thousand Dollars ($750,000) (the “Basket”), in which case, the Parent Indemnified Persons shall be entitled to receive the entire amount of such Losses from the first dollar of Loss as if such threshold did not exist; provided that any Claims with respect to Special Claims and IP Claims shall not be subject to the Basket;

(h)                                 In determining the amount of any Losses (but not, for the avoidance of doubt, in determining whether there has been a breach of any such representation or warranty), any qualifications in the representations, warranties and covenants with respect to materiality, material or similar terms shall be disregarded and will not have any effect with respect to such calculation.

(i)                                     The amount of any Losses recoverable under this Section 9.2 by any Indemnified Persons shall be reduced by the amount of any insurance proceeds actually received (if any), net of any costs of such recovery or increased premiums, in respect of such Losses, as of the date on which the Indemnified Persons are first entitled to be indemnified for such Losses in accordance herewith.

(j)                                    The parties agree that Claims for indemnification under this Article IX shall be resolved in a manner that eliminates the effects of any possible double-counting or duplication.  Specifically, and as an example, no Claim shall be made by a Parent Indemnified Person for any matter that is already reflected as a liability on the Estimated Statement of Net Working Capital or Final Statement of Net Working Capital or in the Financial Statements.

Section 9.3                                    Procedure for Claims.  Any Claim made by an Indemnified Person pursuant to, and as set forth in, a Claim Notice prior to the end of the applicable survival period shall be preserved despite the subsequent expiration of such survival period and shall survive until final resolution thereof.  For the purposes of this Agreement, a “Claim Notice” relating to a particular representation, warranty, covenant or other matter to which an Indemnified Person is entitled to indemnification hereunder shall be deemed to have been given if a party, acting in good faith, delivers to the Parent or the Seller Representative, as the case may by, a written notice stating that such party believes that there is or has been a possible breach of such representation, warranty or covenant, or that such party is otherwise entitled to indemnification hereunder, and containing (i) a brief description of the circumstances supporting such party’s belief that there is or has been such a possible breach or that such party is entitled to indemnification, and (ii) to the extent possible, a non-binding, preliminary estimate of the aggregate dollar amount of the actual and potential Losses that have arisen and may arise as a direct or indirect result of such possible breach or other matter giving rise to a right of indemnification.

Section 9.4                                    Determination of Claims.  A Claim shall be an “Agreed Claim” upon the first to occur of the following: (i) written agreement between Parent and the Seller Representative that a Claim is an Agreed Claim, which written agreement shall be prepared and signed by both such parties, (ii) receipt of written notice of a judgment by a court of competent jurisdiction in favor of a party with respect to a Claim in accordance with Section 9.5(b), or (iii) in the event the Party receiving the Claim Notice does not deliver an Objection Notice with respect to such Claim on or prior to the close of business on the next Business Day following the forty-fifth (45th) day following delivery of a Claim Notice in respect of such Claim.

Section 9.5                                    Objections to Claims.

(a)                                 After the submission of a Claim Notice, the Party receiving the Claim Notice shall be entitled to make a written objection (an “Objection Notice”) to the Claim made in a Claim Notice at any time prior to the close of business on the next Business Day following the forty-fifth (45th) day following delivery of a Claim Notice.  Following submission of such Objection Notice, representatives of Parent and the Seller Representative will meet and confer with a view to answering reasonable questions that the Party receiving the Claim Notice may have with respect to the basis for, and providing supporting documentation for, the Claim described by a Claim Notice, subject to (i) the agreement of the parties that all such discussions or documents shall be furnished solely for settlement purposes under the conditions described in Rule 408 of the Delaware Uniform Rules of Evidence, (ii) a reasonable and customary joint defense and confidentiality agreement, and (iii) all applicable legal privileges.

(b)                                 In connection with any Claim to which the Party receiving the Claim Notice has delivered an Objection Notice, if the parties are unable to resolve the dispute by means of good faith negotiations, such dispute shall be resolved in the manner set forth in Section 10.8.  Any resolution to a disputed Claim made pursuant to Section 10.8 hereto shall be final, conclusive and binding upon the parties to this Agreement.

Section 9.6                                    Seller Representative.

(a)                                 The Company Holders, by approving this Agreement and the transactions contemplated hereby, irrevocably appoint and constitute Shareholder Representative Services LLC as the Seller Representative for and on behalf of the Company Holders to execute and deliver this Agreement and for all other purposes hereunder, to give and receive notices and communications, to authorize the refraining by Parent from issuing the applicable portion of Holdback Shares and the withholding by Parent of the applicable portion of the Earn-Out Payments in satisfaction of Claims by a Parent Indemnified Person, to object to such refraining from issuance and withholdings, to agree to, negotiate, enter into settlements and compromises of, and agree to or request arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, to agree to, negotiate, enter into and provide amendments and supplements to and waivers in respect of this Agreement in accordance with Section 8.4 and Section 8.5 of this Agreement, retain legal counsel, accountants, consultants and other experts, and incur any other reasonable expenses, in connection with all matters and things set forth or necessary with respect to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby and to take all actions reasonably necessary or appropriate in the good faith judgment of the Seller Representative for the accomplishment of any or all of the foregoing.  The Seller Representative may resign at any time, and such agency may be changed by the holders of a majority in interest of entitlement to the Holdback Shares from time to time upon not less than ten (10) days’ prior written notice to all of the

Company Holders and to Parent.  No bond shall be required of the Seller Representative, and it shall not be paid any compensation other than pursuant to that certain Engagement Agreement to be entered into by and among Shareholder Representative Services LLC, the Company and certain of the Company Holders (the “Engagement Agreement”).  After the Closing, notices or communications, in writing, to or from the Seller Representative shall constitute notice to or from each of the Company Holders.

(b)                                 The Seller Representative shall not be liable for any act done or omitted hereunder as Seller Representative while acting in good faith and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith.  The Company Holders shall severally and pro rata (based on each Indemnifying Person’s respective Pro Rata Indemnification Share compared to the Pro Rata Indemnification Shares of all Indemnifying Persons), indemnify and defend the Seller Representative and hold it harmless against any loss, liability, damage, claim, penalty, fine, forfeiture, action, fee, cost or expense (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the acceptance or administration of its duties hereunder, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been primarily caused by the gross negligence or bad faith of the Seller Representative, the Seller Representative will reimburse the Company Holders the amount of such indemnified Representative Loss attributable to such gross negligence or bad faith. If not paid directly to the Seller Representative by the Company Holders, any such Representative Losses may be recovered by the Seller Representative from (i) the Expense Fund, (ii) the Holdback Amount at such time as remaining amounts would otherwise be distributable to the Company Holders, and (iii) the First Earn-Out Payment and/or the Second Earn-Out Payment at such time as any such amounts would otherwise be distributable to the Company Holders; provided, that while this section allows the Seller Representative to be paid from the Expense Fund, the Holdback Amount, the First Earn-Out Payment and the Second Earn-Out Payment, this does not relieve the Company Holders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Seller Representative from seeking any remedies available to it at law or otherwise.

(c)                                  The Seller Representative shall have reasonable access to information about the Company (as Surviving Corporation II) and Parent and the reasonable assistance of the Company’s (as Surviving Corporation II) and Parent’s officers and employees for purposes of performing his duties and exercising its rights under this ARTICLE IX, provided that the Seller Representative shall treat confidentially and not disclose any nonpublic information from or about the Company (as Surviving Corporation II) or Parent to anyone (except (i) as required by applicable Legal Requirement, or (ii) on a need to know basis (A) to its employees, advisors and consultants, (B) to those Company Holders that sign the Engagement Agreement and (C) to any other individuals identified to the Company and Parent in writing in advance, in each case who agree in writing to treat such information confidentially.

(d)                                 Expense Fund.  Immediately prior to the Closing, the Company will wire to the Seller Representative an aggregate amount of US$250,000 (the “Expense

Fund”), which will be used for the purposes of paying directly, or reimbursing the Seller Representative for, any third party expenses pursuant to this Agreement.  The Company Holders will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Seller Representative any ownership right that they may otherwise have had in any such interest or earnings. The Seller Representative will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence or bad faith.  As soon as practicable following the completion of all of the Seller Representative’s responsibilities hereunder, the Seller Representative will deliver the balance of the Expense Fund to the Paying Agent for further distribution to the Company Holders. For tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the Company Holders at the time of Closing.

Section 9.7                                    Actions of the Seller Representative.  A decision, act, consent or instruction of the Seller Representative in writing shall constitute a decision of all of the Company Holders and shall be final, binding and conclusive upon each and every Company Holder, and the Parent, Merger Sub I, Merger Sub II, the Company, Surviving Corporation I and Surviving Corporation II may rely (without any obligation for further inquiry, and disregarding any dispute between the Seller Representative and any Company Holder) upon any decision, act, consent or instruction of the Seller Representative in writing as being the decision, act, consent or instruction of each and every Company Holder.  The Parent is hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Seller Representative in writing.

Section 9.8                                    Third-Party Claims.  In the event that Parent becomes aware of a third-party claim or demand (including the threat of such), or is served with a complaint, counterclaim or cross-claim in litigation (a “Third Party Claim”) that Parent reasonably believes may result in a Parent Indemnified Person making a claim for indemnification under this Agreement, Parent shall promptly notify the Seller Representative in the relevant Claim Notice of such Third Party Claim and (subject to any applicable confidentiality or privacy obligations or law) the identity of the person or party asserting such claim or demand; provided, however, that the failure to give prompt notice shall not affect the indemnification provided hereunder except to the extent the Seller Representative, on behalf of the Company Holders, has been actually and materially prejudiced as a result of such failure.  The notice of Third Party Claim shall include, based on the information then available to Parent, a summary in reasonable detail of the basis for the Third Party Claim. The Seller Representative shall have the right to receive copies of all pleadings, notices and communications with respect to the Third Party Claim except to the extent that receipt of such documents would waive any claim of privilege by Parent and Parent’s counsel and representation by such counsel of both parties would be inappropriate under applicable standards of professional conduct.  The Seller Representative, on behalf of the Company Holders, (or, in the event indemnification is being sought hereunder directly from a Company Holder, such Company Holder shall be entitled), shall, at the sole expense of the Indemnifying Persons, be entitled to participate in any defense of such Third Party Claim; provided, however, that Parent shall have full control over the litigation.  Parent shall be entitled to settle such Third Party Claim without the consent of the Seller Representative, provided, however, that any settlement of a Third Party Claim without the consent of the Seller Representative shall not be determinative of any indemnification Claim that may be made hereunder resulting from such Third Party Claim.

Section 9.9                                    No Right of Contribution.  No Indemnifying Person shall make any claim for contribution from any Indemnified Person with respect to any indemnity claims arising under or in connection with this Agreement to the extent that any Indemnified Person is entitled to indemnification hereunder for such claim, and the Indemnifying Persons, hereby waive any such right of contribution from any Indemnified Person it has or may have in the future.

Section 9.10                             Effect of Investigation; Reliance.  The right to indemnification, payment of Losses or any other remedy will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any representation, warranty, covenant or agreement made by the Company or Parent or any other matter.  The waiver of any condition based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreement, will not affect the right to indemnification, payment of Losses, or any other remedy based on any such representation, warranty, covenant or agreement.  No Indemnified Person shall be required to show reliance on any representation, warranty, certificate or other agreement in order for such Parent Indemnified Person to be entitled to indemnification hereunder.

Section 9.11                             Treatment of Payments.  Any payment under ARTICLE IX shall be treated by the parties for income Tax purposes as an adjustment to the Aggregate Merger Consideration.

Section 9.12                             Sole Remedy.  Other than the rights and remedies set forth in Section 10.10, the parties hereto hereby agree that, from and after the Closing Date, the remedies set forth in this ARTICLE IX shall be the sole remedy of any Indemnified Person for (i) any breach of any representation, warranty or covenant set forth in this Agreement or any Ancillary Agreement or any exhibit or schedule delivered with respect hereto or thereto, or (ii) any other claims of any kind or type with respect to this Agreement or any Ancillary Agreement or any exhibit or schedule delivered pursuant hereto or thereto or otherwise in connection with the transactions contemplated hereby, under any theory of law, other than in each case in the case of fraud.

ARTICLE X

GENERAL PROVISIONS

Section 10.1                             Survival.  The representations and warranties of the Company and Parent contained in this Agreement shall survive until the expiration of the Holdback Period, except that the Company Specified Representations, Parent Specified Representations, any covenant in this Agreement with respect to Taxes, and any claim in respect of fraud, shall survive until sixty (60) days after the expiration of any applicable statute of limitations (including any extensions or tolling thereof).  In no case shall the termination of the representations and warranties affect any claim for misrepresentation or breach thereof or default thereunder if written notice of such misrepresentation, breach or default is given to the other party prior to such termination.  The parties further acknowledge that the time periods set forth in this Section 10.1 for the assertion of claims under this Agreement are the result of arms’-length negotiation among the parties and that they intend for the time periods to be enforced as agreed by the parties.

Section 10.2                             Notices.  All notices and other communications hereunder shall be in writing and shall be deemed received (i) on the date of delivery if delivered personally and/or by messenger service, (ii) on the date of confirmation of receipt of transmission by facsimile (or, the first Business Day following such receipt if (a) the date is not a Business Day or (b) confirmation of receipt is given after 5:00 p.m., New York Time) or (iii) on the date of confirmation of receipt if delivered by a nationally recognized courier service (or, the first Business Day following such receipt if (a) the date is not a Business Day or (b) confirmation of receipt is given after 5:00 p.m., New York Time), to the parties at the following address or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

(a)                               if to Parent, Surviving Corporation I or Surviving Corporation II to:

Stratasys Ltd.

2 Holtzman St., Science Park,

P.O. Box 2496

Rehovot 76124

Israel

Attention: Dan Yalon, Executive VP, Business Development & Strategic Marketing

Telephone: +972-8-9314314

Facsimile No.: +972-8-9314315

with a copy (not constituting notice) to:

Meitar Liquornik Geva Leshem Tal, Law Offices

16 Abba Hillel Silver Rd.

Ramat Gan 52506, Israel

Telephone: +972-3-6103186

Telecopy: +972-3-6103755

Email: dchertok@meitar.com

Attention: J. David Chertok, Adv.

(b)                               if to the Company prior to the Closing, to:

Cooperation Technology Corporation
1 Metrotech Center, 21st Floor
Brooklyn, NY 11201

Attention: Jennifer Lawton, Chief Strategy Officer
Email: jenny@makerbot.com

with a copy (not constituting notice) to:

O’Melveny & Myers LLP
2765 Sand Hill Road

Menlo Park, CA  94025-7019

United States

Attention: Steven Tonsfeldt
Email: stonsfeldt@omm.com
Facsimile No.: (650) 473-2601

(c)                                if to the Seller Representative, to:

Shareholder Representative Services LLC
1614 15th Street, Suite 200
Denver, CO 80202
Attention: Managing Director
Email: deals@shareholderrep.com
Facsimile No.: (303) 623-0294
Telephone No.: (303) 648-4085

Section 10.3                             Interpretation; Certain Definitions.  When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated.  The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation”.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

As used herein, the terms below shall have the following meanings.  Any of such terms, unless the context otherwise requires, may be used in the singular or plural, depending upon the reference.

“Acquisition Proposal” with respect to the Company, means any offer or proposal relating to any transaction or series of related transactions involving: (a) any purchase from such party or acquisition by any Person or “group” (as defined under Section 13(d) of the Exchange Act) of thirty (30) percent or more of the total outstanding voting securities of the Company or a Company Subsidiary or any tender offer or exchange offer for any of the total outstanding voting securities of the Company or a Company Subsidiary, (b) any merger, consolidation, business combination or similar transaction involving the Company or a Company Subsidiary, (c) any joint venture, sale, lease (other than in the ordinary course of business consistent with past practice), exchange, transfer, exclusive license (other than in the ordinary course of business consistent with past practice), acquisition or disposition of thirty (30) percent or more of the assets of the Company (including the Company Subsidiaries taken as a whole) or (d) any liquidation or dissolution of the Company (provided, however, that the transactions between Parent and the Company contemplated by this Agreement shall not be deemed an Acquisition Proposal).

“Action” means any action, suit, complaint, petition, investigation, proceeding, arbitration, litigation or Governmental Entity investigation, audit or other proceeding, whether civil or criminal, in law or in equity, or before any arbitrator or Governmental Entity.

“Aggregate Merger Consideration” means the sum of (i) the Initial Consideration Amount, plus (ii) the Working Capital Adjustment Amount, plus (iii) the aggregate of all Earn-Out Payments (as determined in accordance with, and less any deductions set out in, Section 1.8), and (iv) the Holdback Amount (as may be adjusted pursuant to Section 1.9(j)(i) or Section 9.1).

“Agreement Date Share Value” means $84.00 per Parent Ordinary Share.

“Audit” means any audit, investigation, assessment of Taxes, other examination by any Tax Authority, or any administrative or judicial proceeding or appeal of such proceeding relating to Taxes.

“Audited Financial Statements” means the audited balance sheet of the Company and its consolidated subsidiaries as at December 31, 2012, 2011 and 2010, together with the related statements of income, stockholders’ equity and cash flows for the years then ended, including the notes thereto and the auditor’s reports in respect thereof, all as certified by independent public accountants, whose reports thereon are included therein.

“Balance Sheet Rules” means, in this order of application, collectively, (i) the line items and calculation methodology set forth on Exhibit L, then (ii) the accounting principles, methods, and practices used preparing the Interim Balance Sheet, applied on a consistent basis, and then (iii) US GAAP; provided that in all cases, the methodology, accounting principles, methods, and practices described in (i) and (ii) shall be consistent with US GAAP.

“Base Consideration Amount” means Four Hundred Million Dollars ($400,000,000).

“Books and Records” means all files, documents, instruments, papers, books and records relating to the business or condition of the Company and the Company Subsidiaries, including financial statements, internal reports, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, Contracts, licenses, customer lists, computer files and programs (including data processing files and records), retrieval programs, operating data and plans and environmental studies and plans.

“Budget and Operating Plan” shall mean the budget and operating plan prepared in respect of the Company and the Company Subsidiaries for the period from Closing until December 31, 2014 as agreed between the Company and the Parent, a copy of which has been provided by counsel for Parent to counsel for the Company on the date of this Agreement

“Business Day” means each day that is not a Saturday, Sunday or other day (other than a Friday which is not a public holiday) on which banking institutions located in New York, New York or in Israel are authorized or obligated by law or executive order to close, and provided that any action required to be taken on a Business Day that is a Friday shall instead be taken on the next occurring Business Day.

“Closing Consideration Shares” means such number of Parent Ordinary Shares as is determined by dividing the Initial Consideration Amount by the Agreement Date Share Value, rounded up or down to the nearest whole Parent Ordinary Share.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means all shares of Company Common Stock and Company Preferred Stock.

“Company Contract” means any Contract set forth or required to be set forth on Section 2.12(a) of the Company Disclosure Schedule together with any other Contract entered into after the date hereof but prior to the Closing that would have been required to be set forth therein if in existence as of the date hereof.

“Company Fees and Expenses” means the total amount, regardless of whether such amounts are paid or remain unpaid as of the Closing, of (i) any legal, accounting, broker’s, investment banker, dataroom provider, financial printer and any other similar fees and expenses paid or incurred by the Company or any stockholder of the Company through the date of the Closing (to the extent that the Company is responsible for the payment thereof) in connection with this Agreement and the Ancillary Agreements, including, without limitation, preliminary discussions, term sheet negotiations and discussions with third parties, the execution of this Agreement and the Ancillary Agreements, the performance of its obligations hereunder and thereunder and the consummation of the Transaction and other transactions contemplated hereby and thereby, (ii) the cost of the Tail Policy, and (iii) all amounts (including any associated Taxes required to be paid by the Company with respect thereto, but excluding any amounts in respect of severance for any employee to the extent severance for such employee has already been funded in the applicable statutory severance or management insurance plan) payable under any Company Employee Plan that is a change in control, retention, termination, severance, stay bonus or similar plan, program, agreement or arrangement, in each case, that is payable to any employee, (other than amounts payable pursuant to Employment Agreements and amounts payable in connection with the acceleration of Company Options contemplated by Section 1.11(a)) in connection with the Transaction.

“Company Holders” means, collectively, the (i) Company Stockholders, (ii) holders of Vested Company Options (including Acceleration Options), and (iii) holder of the Company Warrant.

“Company Intellectual Property” means any and all Intellectual Property and Intellectual Property Rights that are owned by, or purported to be owned by, the Company or a Company Subsidiary. “Company Intellectual Property” includes Company Registered Intellectual Property.

“Company Material Adverse Effect” means any event, change, effect, circumstance or development that, either individually or in the aggregate:

(i)                                     has had or would reasonably be likely to have, a material adverse effect on the condition (financial or otherwise), assets, liabilities, business, operations or results of operations of the Company and the Company Subsidiaries, taken as a whole, or

(ii)                                  would, prevent or materially delay the Company’s ability to consummate the Transaction;

provided, however, that in determining whether a Company Material Adverse Effect has occurred, there shall be excluded any event, change, effect, circumstance or development to the extent relating to or arising in connection with:

(a)                                 the announcement or performance of this Agreement or the pendency of the Transaction, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees;

(b)                                 any action taken by the Company or any Company Subsidiary as required by the terms and conditions of this Agreement or any failure by the Company to take any action as a result of the restrictions in ARTICLE IV of this Agreement (and for which Parent’s consent had been requested and refused);

(c)                                  any failure of the Company to meet internal projections or forecasts, or projections or forecasts of any other Person, of revenues, earnings or cash flow for any period ending on or after the date of this Agreement, in and of itself (it being understood that the facts and circumstances underlying any such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be considered in determining whether there has been a Company Material Adverse Effect);

(d)                                 events, effects, circumstances, developments or changes affecting the industry in which the Company and the Company Subsidiaries operate generally, or events, effects, circumstances, developments or changes in the economic or political conditions, financial markets or exchange rates in the United States or any non-U.S. market, region or regulatory or legal environment where the Company and the Company Subsidiaries have material operations or sales generally (provided in each case that such events, effects, circumstances, developments or changes do not have a materially disproportionate impact on the Company and the Company Subsidiaries, taken as a whole, relative to other comparable companies operating in the industry in which the Company and each of the Company Subsidiaries operate);

(e)                                  natural disasters, hostilities, acts of war or terrorism, sabotage or other force majeure or any material escalation of any of the foregoing existing as of the date hereof (provided in each case that such events, effects, circumstances, developments or changes do not have a materially disproportionate impact on the Company and the Company Subsidiaries, taken as a whole, relative to other comparable companies operating in the industries or geographies in which the Company and each of the Company Subsidiaries operate);

(f)                                   changes in Legal Requirements or in GAAP (provided in each case that such changes do not have a materially disproportionate impact on the Company and the Company Subsidiaries, taken as a whole, relative to other comparable companies operating in the industry in which the Company and each of the Company Subsidiaries operate); or

(g)                                  any action taken or not taken at the written direction or request of Parent.

“Company Option” means each option to acquire shares of Company Common Stock whether granted under the Company Stock Plan or otherwise.

“Company Registered Intellectual Property” means the applications, registrations and filings for Intellectual Property Rights that have been registered, filed, certified or otherwise perfected or recorded with or by any Governmental Entity by or in the name of the Company or a Company Subsidiary.

“Company Specified Representations” means the representation and warranties contained in Sections 2.1 (Organization, Standing and Power), 2.2(a) and (c) (Capitalization), 2.3(a) (Authority), Section 2.15 (Taxes) and 2.33 (Brokers’ and Finders’ Fees); provided that for purposes of Section 9.2(a)(iii), the representations and warranties in Section 2.15 shall be read without any reference to the Company Disclosure Schedule.

“Company Stock Plan” means the Company’s 2011 Equity Incentive Plan.

“Company Stockholders” means the holders of shares of Company Capital Stock.

“Company Subsidiary” means any corporation, association, business entity, partnership, limited liability company or other entity of which the Company, either alone or together with one or more such entities, (i) directly or indirectly owns or controls securities or other interests representing more than fifty percent (50%) of the voting power of such entity, or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such entity’s board of directors or other governing body.

“Company Warrant” means that certain warrant, held by Silicon Valley Bank, to purchase 80,000 shares of Company Common Stock for $0.81 per share.

“Conflict Minerals” means columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, tantalum, tin and tungsten and any other minerals or derivatives that the United States Secretary of State determines after the date of this Agreement to be financing conflict in a Covered Country.

“Contract” means any written, oral or other agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, license, sublicense, insurance policy, benefit plan or legally binding, commitment, arrangement, or undertaking of any nature (except any purchase order).

“Copyleft License” means any Open Source Software license that requires, as a condition of use, modification and/or distribution of Software licensed under such license, that such Software, or other Software or content incorporated into, derived from, used, or distributed with such Software: (i) be made available or distributed in a form other than binary (e.g., source code form), (ii) be licensed for the purpose of preparing derivative works, (iii) be licensed under terms that allow the Company Products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of law), or (iv) be redistributable at no license fee.  Copyleft Licenses include without limitation the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License, and all Creative Commons “sharealike” licenses.

“Covered Countries” means the Democratic Republic of the Congo and its adjoining countries, including, as of the date of this Agreement, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia.

“Current Assets” means the current assets of the Company and the Company Subsidiaries, on a consolidated basis, including the line items set forth on the Form of Statement of Estimated Working Capital attached as Section 1.9(b) of the Company Disclosure Schedule,  determined in accordance with the Balance Sheet Rules and less, to the extent not already deducted, the Expense Fund.

“Current Liabilities” means the current liabilities of the Company and the Company Subsidiaries, on a consolidated basis, including the line items set forth on the Form of Statement of Estimated Working Capital attached as Section 1.9(b) of the Company Disclosure Schedule, determined in accordance with the Balance Sheet Rules.

“Dollar” and “$” shall each refer to United States dollars.

“Earn-Out Period” means Earn-Out Period One and/or Earn-Out Period Two, as applicable.

“Earn-Out Period One” means the six month period commencing on July 1, 2013 and ending on December 31, 2013.

“Earn-Out Period Two” means the twelve month period commencing on January 1, 2014 and ending on December 31, 2014.

“Environmental Claim” means any claim, action, cause of action, suit, proceeding, investigation, order, demand or notice (written or oral) by any Person alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, or release into the environment, of, or exposure to, any Hazardous Substance at any location, whether or not owned or operated by the Company or the Company Subsidiaries or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

“Environmental Laws” means all U.S. federal, state, local and non-U.S. laws, regulations, ordinances, requirements of Governmental Entities, and common law relating to pollution or protection of human health (with respect to exposure to Hazardous Substances) or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata, and natural resources), including, without limitation, laws and regulations relating to (i) emissions, discharges, releases or threatened releases of, or exposure to, Hazardous Substances, (ii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances, (iii) recordkeeping, notification, disclosure and reporting requirements regarding Hazardous Substances, and (iv) endangered or threatened species of fish, wildlife and plant and the management or use of natural resources.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Financial Statements” means the Audited Financial Statements and the Interim Financial Statements.

“Fully Diluted Share Number” means (i) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time of Merger I (including any shares of Company Common Stock being treated as actually issued and outstanding immediately prior to the Effective Time of Merger I in respect of Vested Company Options as contemplated by Section 1.11(b) and the Company Warrant pursuant to Section

1.11(d)), plus (ii) the number of shares of Company Common Stock into which all shares of Company Preferred Stock issued and outstanding immediately prior to the Effective Time of Merger I shall be convertible upon consummation of the Transaction in accordance with the terms of the Company Certificate of Incorporation, plus (iii) the number of shares of Company Common Stock for which the CTC Rollover Options shall be exercisable as of immediately prior to the Effective Time of Merger I, assuming that such CTC Rollover Options shall have become fully vested and shall be exercised in full (in each case as set forth in the Final Allocation Schedule).

“Governmental Entity” means any government or political subdivision or department thereof, any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of, or pertaining to, government, any governmental or regulatory body, any self-regulatory body (including NASDAQ), commission, board, bureau, agency or instrumentality, or any court or arbitrator or alternative dispute resolution body, in each case whether federal, state, local or foreign.

“Hazardous Substances” means (a) chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum and petroleum products, nuclear or radioactive materials, asbestos or asbestos-containing materials or products, polychlorinated biphenyls, lead or lead-based paints or materials, radon, fungus, mold, mycotoxins or other substances that may have an adverse effect on human health or the environment, (b) any chemicals, materials, substances or wastes which are now defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants” or words of similar import under any Environmental Law, or (c) any other chemical, material, substance or waste which, due to its effect on human health or the environment, is regulated by any Governmental Entity or which constitutes a nuisance.

“Indebtedness” means (i) all indebtedness for borrowed money or for the deferred purchase price of property or services (other than leases, licenses, service agreements and other trade liabilities entered into in the ordinary course of business consistent with past practice), (ii) any other indebtedness that is evidenced by a note, bond, debenture or similar instrument, (iii) all obligations under financing leases (other than vehicle and equipment leases entered into in the ordinary course of business consistent with past practice), (iv) all obligations in respect of acceptances issued or created, (v) all liabilities secured by any Lien on any property and (vi) all agreements to guarantee the debt or obligations of any third party.

“Indemnified Person(s)” means, as applicable, a Parent Indemnified Person or Holder Indemnified Person.

“Indemnifying Person(s)” means, as applicable, a Company Holder or a Parent Indemnifying Person.

“Initial Consideration Amount” means the Base Consideration Amount, plus (v) the aggregate exercise prices for all of the CTC Rollover Options, minus (w) the amount of Estimated Net Working Capital Deficit, plus (x) the amount of any Estimated Net Working Capital Surplus, minus (y) an amount equal to fifty-five million Dollars ($55,000,000) (the “Holdback Amount”).

“Intellectual Property” means any or all of the following (i) works of authorship including computer programs, source code, and executable code, whether embodied in Software, or otherwise, architecture, documentation, designs, files, records, and data, (ii) inventions (whether or not patentable), discoveries, improvements, and Technology, (iii) proprietary and confidential information, Trade Secrets and know how, (iv) databases, data compilations and collections and technical data, (v) logos, trade names, trade dress, trademarks and service marks, (vi) domain names, web addresses and sites, (vii) tools, methods and processes, (viii) devices, prototypes, schematics, breadboards, netlists, test methodologies, verilog files, emulation and simulation reports, test vectors and software, firmware and hardware development tools and (ix) any and all instantiations of the foregoing in any form and embodied in any media.

“Intellectual Property Rights” means worldwide common law and statutory rights associated with (i) patents, patent applications and inventors’ certificates, (ii) copyrights, copyright registrations and copyright applications and “moral” rights, (iii) mask works and mask sets, and all applications and registrations of any of the foregoing, (iv) confidential and proprietary information, trade and industrial secrets and non-public discoveries, concepts, ideas, research and development, technology, know-how, formulae, inventions, compositions, processes, techniques, technical data and information, procedures, semiconductor device structures (including, without limitation, gate structures, transistor structures, memory cells or circuitry, vias and interconnects, isolation structures and protection devices), circuit block libraries, designs (including, without limitation, circuit designs and layouts), drawings, specifications, databases and other information, including, without limitation, customer lists, supplier lists, pricing and cost information, and business and marketing plans and proposals (“Trade Secrets”), (v) other proprietary rights relating to intangible intellectual property, (vi) trademarks, trade names and service marks, (vii) divisions, continuations, renewals, reissuances and extensions of the foregoing (as applicable) and (viii) analogous rights to those set forth above, including the right to enforce and recover remedies for any of the foregoing.

“Interim Balance Sheet” means the unaudited balance sheet of the Company and its consolidated subsidiaries as at May 31, 2013.

“Interim Financial Statements” means the Interim Balance Sheet and the related unaudited statements of income, stockholders’ equity and cash flows of the Company and its consolidated subsidiaries for the five (5) month period ended May 31, 2013, together with all notes thereto.

“IP Representations” means the representations and warranties contained in Sections 2.11(b), (c), the third sentence of Section 2.11(f), (g), (r), (s)(i) and (t); provided that for purposes of Section 9.2(a)(iv), the representations and warranties in the third sentence of Section 2.11(f) and the representations and warranties in Section 2.11(t)(ii) shall be read without any reference to the Company Disclosure Schedule.

“IRS” means the United States Internal Revenue Service.

“Key Employees” means the individuals, each being as at the date hereof employees of the Company and/or the Company Subsidiaries, identified in Section 10.3(ii) of the Company Disclosure Schedule.

“Key Stockholders” means the Company Stockholders identified in Section 10.3(iii) of the Company Disclosure Schedule.

“Knowledge” means, with respect to the Company, the actual knowledge of the individuals listed on Schedule 10.3(c) after such persons shall have made due and diligent inquiry, including inquiry of those current employees of the Company and its advisors whom such officers and directors reasonably believe would have knowledge of the matters represented.

“Legal Requirement” means, with respect to any Person, any law, treaty, statute, code, ordinance, decree, administrative order, constitution, bylaw, permit, directive, policy, standard, rule, regulation, and lawful requirements of any Governmental Entity, self-regulatory organization or stock exchange and all judicial, quasi-judicial, administrative, quasi-administrative and arbitral judgments, orders (including injunctions) decisions or awards of any Governmental Entity, including general principles of common law, civil law and equity applicable to such Person, any property (immovable and real or movable and personal, tangible or intangible) of such Person or any activity of such Person.

“Liability” means all Indebtedness, obligations and other liabilities of a Person, whether absolute or contingent (or based upon any contingency), known or unknown, fixed or otherwise, due or to become due, whether or not accrued or paid, and whether required or not required to be reflected in financial statements under US GAAP.

“Lien” means, with respect to any asset (including any security), any mortgage, lien, pledge, charge, security interest, encumbrance or restriction of any kind in respect of such asset; provided, however, that the term “Lien” shall not include (i) statutory liens for Taxes, which are not yet due and payable, (ii) statutory or common law liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension or other social security programs mandated under applicable Legal Requirements, (iv) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen to secure claims for labor, materials or supplies incurred in the ordinary course of business and (x) not yet delinquent or (y) being contested in good faith and other like liens, (v) restrictions on transfer of securities imposed by applicable state and U.S. federal securities laws, and (vi) with respect to Intellectual Property, any non-exclusive licenses.

“Losses” means any damages, losses, obligations, deficiencies, liabilities, Taxes, claims, encumbrances, penalties, fines, costs and expenses (subject to Section 10.8(c)), including, without limitation, any diminution in value of any real or personal property (including, without limitation, all legal fees and expenses).

“Market Price” shall mean, with respect to the Parent Ordinary Shares, as of the date of determination, (a) if such Parent Ordinary Shares are listed or admitted for trading on a national securities exchange, the closing price per share of such Parent Ordinary Shares on such date published in The Wall Street Journal (National Edition) or, if no such closing price on such date is published in The Wall Street Journal (National Edition), the average of the closing bid and asked prices on such date, as officially reported on the national securities exchange on which such Parent Ordinary Shares are then listed or admitted to trading; or (b) if (a) is not applicable, the fair market value thereof as reasonably determined by a national investment banking firm engaged by the Board of Directors of Surviving Corporation II by Supermajority Vote.

“Net Exercise Merger Value” means an amount equal to (a) (i) the Initial Consideration Amount, (ii) plus the Holdback Amount, divided by (b) the Pre-Merger Fully Diluted Share Number.

“Net Working Capital Adjustment Amount” means the product of (x) the number of Working Capital Adjustment Shares issued pursuant to Section 1.9(j)(ii) multiplied by (y) the Agreement Date Share Value.

“Open Source Software” means all software that is distributed under an open source license, which includes (i) any license approved by the Open Source Initiative or any similar license, (ii) any license that meets the Open Source Definition or the Free Software Definition, and (iii) to the extent not included in the foregoing (i) and (ii), any Copyleft Licenses.

“Outstanding Claims” means a Claim (i) in respect of which a Claim Notice has been delivered, and (ii) which has not become an Agreed Claim, provided that a Claim shall cease to be an Outstanding Claim if (A) such Claim has not become an Agreed Claim, and (B) Parent has not issued proceedings in respect of such Claim in accordance with Section 10.8, in either case on or prior to the ninetieth (90th) day following the submission of an Objection Notice in respect of such Claim.

“Outstanding Share Number” means the (i)  Fully Diluted Share Number minus (ii) the number of shares of Company Common Stock for which the CTC Rollover Options shall be exercisable as of immediately prior to the Effective Time of Merger I, assuming that such CTC Rollover Options shall have become fully vested and shall be exercised in full (as set forth in the Final Allocation Schedule).

“Parent Board” means the Board of Directors of Parent.

“Parent Equity Incentive Plan” means the Stratasys 2012 Omnibus Equity Incentive Plan.

“Parent Material Adverse Effect” means  any event, change, effect, circumstance or development that, either individually or in the aggregate:

(i)                                     has had or would reasonably be likely to have, a material adverse effect on the condition (financial or otherwise), assets, liabilities, business, operations or results of operations of the Parent and the Parent Subsidiaries, taken as a whole, or

(ii)                                  would, prevent or materially delay the Parent’s ability to consummate the Transaction;

provided, however, that in determining whether a Parent Material Adverse Effect has occurred, there shall be excluded any event, change, effect, circumstance or development to the extent relating to or arising in connection with:

(a)                                 the announcement or performance of this Agreement or the pendency of the Transaction, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees;

(b)                                 any action taken by the Parent or any Parent Subsidiary as required by the terms and conditions of this Agreement or any failure by the Parent to take any action as a result of the restrictions in ARTICLE IV of this Agreement (and for which the Company’s consent had been requested and refused);

(c)                                  any failure of the Parent to meet internal projections or forecasts, or projections or forecasts of any other Person, of revenues, earnings or cash flow for any period ending on or after the date of this Agreement, in and of itself (it being understood that the facts and circumstances underlying any such failure that are not otherwise excluded from the definition of “Parent Material Adverse Effect” may be considered in determining whether there has been a Parent Material Adverse Effect);

(d)                                 events, effects, circumstances, developments or changes affecting the industry in which the Parent and the Parent Subsidiaries operate generally, or events, effects, circumstances, developments or changes in the economic or political conditions, financial markets or exchange rates in the United States, Israel or any other non-U.S. market, region or regulatory or legal environment where the Parent and the Parent Subsidiaries have material operations or sales generally (provided in each case that such events, effects, circumstances, developments or changes do not have a materially disproportionate impact on the Parent and the Parent Subsidiaries, taken as a whole, relative to other comparable companies operating in the industry in which the Parent and each of the Parent Subsidiaries operate);

(e)                                  natural disasters, hostilities, acts of war or terrorism, sabotage or other force majeure or any material escalation of any of the foregoing existing as of the date hereof (provided in each case that such events, effects, circumstances, developments or changes do not have a materially disproportionate impact on the Parent and the Parent Subsidiaries, taken as a whole, relative to other comparable companies operating in the industries or geographies in which the Parent and each of the Parent Subsidiaries operate);

(f)                                   changes in Legal Requirements or in US GAAP (provided in each case that such changes do not have a materially disproportionate impact on the Parent and the Parent Subsidiaries, taken as a whole, relative to other comparable companies operating in the industry in which the Parent and each of the Parent Subsidiaries operate); or

(g)                                  any action taken or not taken at the written direction or request of the Company.

“Parent Specified Representations” means the representation and warranties contained in Sections 3.1 (Organization, Standing and Power), 3.2(a) (Authority), 3.3(c) (Due Issuance), and 3.8 (Brokers’ and Finders’ Fees).

“Parent Subsidiary” means any corporation, association, business entity, partnership, limited liability company or other entity of which the Parent, either alone or together with one or more such entities, (i) directly or indirectly owns or controls securities or other interests representing more than fifty percent (50%) of the voting power of such entity, or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such entity’s board of directors or other governing body.

“Parent’s Accountants” means PricewaterhouseCoopers and its affiliates.

“Parent’s Business Conduct Policies” shall mean the Code of Business Conduct and Ethics of Stratasys Ltd., the Stratasys Ltd. Statement of Company Policy Regarding Insider Trading, the Stratasys Ltd. Whistleblower Policy, and the Stratasys Ltd. Global Anti-Corruption Policy, in each case as from time to time amended by Parent.

“Per Rollover Option Consideration” means the Base Consideration Amount divided by the Fully Diluted Share Number.

“Per Share Aggregate Merger Consideration Amount” means an amount equal to (a) the Aggregate Merger Consideration, divided by (b) the Fully Diluted Share Number.

“Period One Adjusted Base Amount” means the Period One Base Amount multiplied by a fraction, the numerator of which is the Period One Earn-Out Payment Date Share Value and the denominator of which is the Agreement Date Share Value.

“Period One Available Amount” means the Period One Adjusted Base Amount multiplied by a fraction, the numerator of which is the Outstanding Share Number, and the denominator of which is the Fully Diluted Share Number.

“Period One Earn-Out Payment Date Share Value” means (a) the average Market Price under clause (a) of the definition thereof, of the Parent Ordinary Shares during the thirty (30) trading days immediately preceding the Earn-Out Schedule Delivery Date in respect of the Period One Earn-Out Payment and (b) if such Parent Ordinary Shares are not then listed or admitted to trading on a national securities exchange, then the Market Price under clause (b) of the definition thereof on the Earn-Out Schedule Delivery Date.

“Period Two Adjusted Base Amount” means the Period Two Base Amount multiplied by a fraction, the numerator of which is the Period Two Earn-Out Payment Date Share Value and the denominator of which is the Agreement Date Share Value.

“Period Two Available Amount” means the Period Two Adjusted Base Amount multiplied by a fraction, the numerator of which is the Outstanding Share Number, and the denominator of which is the Fully Diluted Share Number.

“Period Two Earn-Out Payment Date Share Value” means (a) the average Market Price under clause (a) of the definition thereof, of the Parent Ordinary Shares during the thirty (30) trading days immediately preceding the Earn-Out Schedule Delivery Date in respect of the Period Two Earn-Out Payment and (b) if such Parent Ordinary Shares are not then listed or admitted to trading on a national securities exchange, then the Market Price under clause (b) of the definition thereof on the Earn-Out Schedule Delivery Date.

“Person” means an individual, a partnership, a corporation, an association, a limited liability company, a joint stock company, a trust, a joint venture, an unincorporated organization, a group, a Government Entity or any other type of entity.

“Personal Data” shall mean: (a) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number, biometric identifiers or any other piece of information that allows the identification of or contact with a natural person; (b) any information that is associated, directly or indirectly (by, for example, records linked via unique keys), any of the foregoing; and (c) any details concerning an individual’s personality, personal status, intimate affairs, health condition, financial condition, vocational qualifications, opinions, beliefs and faith.

“Pre-Merger Fully Diluted Share Number” means 16,150,556 shares of Company Common Stock.

“Privacy Legal Requirement” shall mean a Legal Requirement that (a) pertains to: (i) privacy or restrictions or obligations related to the collection, use, disclosure, transmission, disposal, retention, interception or other processing of Personal Data, or (ii) direct marketing to consumers or consumer protection; and (b) exists in any country in which: (w) the Company or any Company Subsidiary collects, receives, uses, discloses, transmits, retains, intercepts or otherwise processes Personal Data, (x) any Person to which the Company or any Company Subsidiary discloses or provides access to Personal Data resides, (y) any individual whose Personal Data has been collected by the Company or an Company Subsidiary resides; or (z) Company or any Company Subsidiary does business.

“Pro Rata Indemnification Share” means, with respect to each Company Holder, the proportion of the aggregate amount of Losses for which such Company Holder may become liable as set out against such Company Holder’s name under the column “Pro Rata Indemnification Share” in the Final Allocation Schedule.

“Prospectus” means (i) the prospectus included in the Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference or deemed to be incorporated by reference in such prospectus, and (ii) any “free writing prospectus” as defined in Rule 405 under the Securities Act.

“Public Official or Entity “ means (i) any director, officer, employee, agent, representative, department, agency, official, de facto official, corporate entity, instrumentality or subdivision of any government, military, or public international organization, including any state-owned or affiliated company or organization, or (ii) any candidate for political office, any political party or any official of a political party.

“Registrable Securities” means, other than as set forth in Section 1.14(h), each of: (i) the Closing Consideration Shares, (ii) any Working Capital Adjustment Shares, (iii) any Holdback Shares, and (iv) any Earn-Out Payment Shares.

“Registration Statement” means a shelf registration statement of Parent filed on Form F-3 under the Securities Act that covers the resale of the Registrable Securities pursuant to the provisions of this Agreement in compliance with Rule 415 under the Securities Act, and any amendments and supplements thereto, including any post-effective amendments and supplements, and all exhibits and all material incorporated by reference therein.

“Representative” means, with respect to any Person, such Person’s, or such Person’s subsidiaries’, officers, directors, employees, stockholders, shareholders, members, agents, representatives or affiliates.

“Employment Agreements” means the employment agreements (including the appendices thereto), in the form attached hereto in Exhibit M, between Parent, and each of the Key Employees.

“Rollover Option Holders” means those holders of Company Options set forth on Section 10.3(iv) of the Company Disclosure Schedule.

“Securities Act” means the Securities Act of 1933, as amended, together with the regulations promulgated thereunder.

“Shrink-Wrapped Code” means generally available software code where available for a cost of not more than Five Thousand Dollars ($5,000) for a perpetual license for a single user or work station (or Fifty Thousand Dollars ($50,000) in the aggregate for all users and work stations on an annual basis).

“Software” means computer software, firmware, programs and databases in any form, including Source Code or object code, executable code, tools, developers kits, utilities, graphical user interfaces, menus, images, icons, and forms, and all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations related thereto.

“Source Code” means human readable computer software and code, in the preferred form for making modifications to such software.

“Target Net Working Capital” means an amount equal to (i) Five Million Five Hundred and Seventy Three Thousand Dollars ($5,573,000) if the Closing Date occurs on or prior to July 31, 2013, (ii) Five Million Four Hundred and Twelve Thousand Dollars ($5,412,000) if the Closing Date occurs after July 31, 2013 but on or prior to August 31, 2013, (iii) Five Million Four Hundred and Ninety Nine Thousand Dollars ($5,499,000) if the Closing Date occurs after August 31, 2013 but on or prior to September 30, 2013, (iv) Six Million Three Hundred and Twenty Thousand Dollars ($6,320,000) if the Closing Date occurs after September 30, 2013 but on or prior to October 31, 2013, (v) Seven Million Seventy One Thousand Dollars ($7,071,000) if the Closing Date occurs after October 31, 2013 but on or prior to November 30, 2013, and (vi) Seven Million Eight Hundred and Eight Thousand Dollars ($7,808,000) if the Closing Date occurs after November 30, 2013 but on or prior to December 31, 2013.

“Tax” or “Taxes” means all U.S. federal, state, local and non-U.S. taxes, of any kind whatsoever, whether imposed directly or through withholding, including, without limitation: (i) taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, profits, sales, use, stamp, capital stock, payroll, employment, social security, national health insurance, workers’ compensation, unemployment compensation or net worth; (ii) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added or gains taxes;; (iii) customs duties, tariffs and similar charges; (iv) any Liability for payment of amounts described in clauses (i) through (iii) whether as a result of transferee Liability, of being a member of an affiliated, consolidated, combined, unitary or similar group for any period, or otherwise through operation of law, and (v) in the case of each of the foregoing clauses (i) through (iv) including any interest, additions to tax, or penalties applicable thereto.

“Tax Authority” means the IRS and any other national, regional, state, municipal, non-U.S. or other governmental or regulatory authority or administrative body responsible for the administration of any Taxes.

“Tax Return” means all U.S. federal, state, local and non-U.S. tax returns, declarations, statements, reports, schedules, forms and information returns or other documents and any amendments thereto required to be filed with a Tax Authority.

“Technology” means tangible embodiments of Intellectual Property Rights, whether in electronic, written or other tangible form, including Company Products, Software, technical documentation, specifications, information, process flows, process recipes, tape outs, test cases, schematics, prototypes, schematics, breadboards, netlists, test methodologies, verilog files, emulation and simulation reports, test vectors and development tools, designs (including any design databases, mask layers, reticles, test vectors, industrial designs and reference designs), integrated circuit topographies, synthesizable RTL, LEF, DEF, GDSII or similar formats used to design Company Products, semiconductor devices, device structures (including gate structures, transistor structures, memory cells or circuitry, vias and interconnects, isolation structures and protection devices), circuit block libraries, formulae, algorithms (and implementations thereof), application programming interfaces, user interfaces, test reports, bills of material, build instructions, research and development procedures and results, technical data, lab notebooks, studies, programs, routines, subroutines, formulae, recordings, graphs, drawings, reports, analyses and other writings or materials.

“Treasury Regulations” means regulations promulgated by the IRS under the Code.

“U.S. Export Control and Import Laws” means United States export control and import Legal Requirements and U.S. Legal Requirements governing embargoes, sanctions and boycotts, including the Arms Export Controls Act (22 U.S.C. §2778 and 2779), the International Emergency Economic Powers Act (50 U.S.C. § 1701 et seq. ), the Export Administration Act of 1979 (50 U.S.C. app. 2401-2420), the International Traffic in Arms Regulations (22 C.F.R. § 120 et seq.), the Export Administration Regulations (15 C.F.R. § 730 et. seq.), and all rules, regulations and executive orders relating to any of the foregoing, and the laws administered by the Office of Foreign Assets Controls of the United States Department of the Treasury, and the laws administered by United States Customs and Border Protection.

“Working Capital Adjustment Cap” means thirteen percent (13%) of the Target Net Working Capital.

“Working Capital Adjustment Shares” means any Parent Ordinary Shares that are issued in full or partial satisfaction of any Net Working Capital adjustment pursuant to Section 1.9(j)(ii).

Section 10.4                             Counterparts.  This Agreement may be executed in two or more counterparts (including by facsimile or by electronic mail in Portable Document Format), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 10.5                             Entire Agreement; Nonassignability; Parties in Interest.

(a)                                 This Agreement, the Ancillary Agreements (including the exhibits and schedules attached hereto and thereto) (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, (ii) except as specifically stated in a particular section of the transaction documents referred to above, shall not create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement, other than any Indemnified Person pursuant to the provisions of this Agreement, and (iii) shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

(b)                                 Except by operation of the Transaction, this Agreement, the Ancillary Agreements (including the exhibits and schedules attached hereto and thereto, and any rights, entitlements or obligations hereunder or thereunder, shall not be assigned by operation of law or otherwise except as otherwise specifically provided; provided, however, that Merger Subs each may (i) assign any or all of its respective rights and interests hereunder to one or more wholly-owned subsidiaries of Parent, and (ii) designate one or more of its respective affiliates to perform its respective obligations hereunder (in any or all of which cases Parent or Merger Subs nonetheless shall remain responsible for the performance of all of its respective obligations hereunder).

Section 10.6                             Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such illegal, void or unenforceable provision of this Agreement with a legal, valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such illegal, void or unenforceable provision.

Section 10.7                             Governing Law.  This Agreement (and any claim or controversy arising out of or relating to this Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware (including its laws regarding statutes of limitations), applicable to agreements made and to be performed solely therein, without regard to any conflict of laws principles that might lead to the application of laws other than the laws of the State of Delaware.

Section 10.8                             Choice of Exclusive Forum; Consent to Jurisdiction.

(a)                                 Except as provided for in Section 1.8 and Section 1.9, the parties hereto understand and irrevocably agree that any and all claims, grievances, demands, controversies, causes of action or disputes of any nature whatsoever (including, but not limited to, tort and contract claims, and claims upon any Legal Requirement) (hereinafter “Disputes”), arising out of, in connection with, or in relation to this Agreement and the Ancillary Agreements shall be submitted to the exclusive jurisdiction and venue of the state and federal courts located in Delaware, and agree not to file any claims or complaints or otherwise seek to resolve any Disputes in any other courts or jurisdiction and irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such Dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute.  The parties hereto agree that a final judgment in any such Dispute shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

(b)                                 Service.  Each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 10.2 hereof.

(c)                                  Payment of Costs. The non-prevailing party in connection with any Dispute resolved by litigation under this Section 10.8 shall pay the fees and expenses of the prevailing party, including reasonable attorneys’ fees and costs.

(d)                                 Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY HERETO OR ITS SUCCESSORS AGAINST ANY OTHER PARTY HERETO OR ITS SUCCESSORS IN RESPECT OF ANY MATTER ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING ANY PROCEEDING BROUGHT PURSUANT TO SECTION 10.8. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.8(d).

Section 10.9                             Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 10.10                      Specific Performance.  The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity, this being in addition to any other remedy to which they are entitled at law or in equity.  The rights and remedies of the parties hereto under this Agreement shall be cumulative to, and not exclusive of, any rights or remedies otherwise available.  The parties hereto further agree that by seeking the remedies provided for in this Section 10.10, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) in the event that the remedies provided for in this Section 10.10 are not available or otherwise are not granted.

Section 10.11                      Descriptive Headings.  The descriptive headings herein are inserted for convenience only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 10.12                      Waiver.  Parent agrees, on its own behalf and on behalf of the Parent Indemnified Persons, that, following the Closing, O’Melveny & Myers LLP may serve as counsel to Seller Representative, the Company Holders and any of their respective affiliates in connection with any matters related to this Agreement and the transactions contemplated hereby, including any litigation, claim or obligation arising out of or relating to this Agreement or the Transactions notwithstanding any representation by O’Melveny & Myers LLP prior to the Closing Date of the Company and/or any of the Company Subsidiaries.  Parent (on behalf of itself and its subsidiaries) and Merger Sub I hereby (a) waive any claim they have or may have that either O’Melveny & Myers LLP has a conflict of interest or is otherwise prohibited from engaging in such representation and (b) agree that, in the event that a dispute arises after the Closing between any Parent Indemnified Person, on the one hand, and any Seller Representative or Company Holders, on the other hand, or any of their respective affiliates, O’Melveny & Myers LLP may represent Seller Representative and such Company Holders and any of their respective affiliates in such dispute even though the interests of such Person(s) may be directly adverse to Parent, Surviving Corporation II or their respective subsidiaries and even though O’Melveny & Myers LLP may have represented the Company or its subsidiaries in a matter substantially related to such dispute. Each of Parent, Merger Sub I and the Company (on behalf of itself and its respective subsidiaries) also further agree that, as to all communications among O’Melveny & Myers LLP and the Company, its subsidiaries, and the Seller Representative, the Company Holders and any of their respective affiliates and each of their respective Representatives, that relate in any way to the Transactions (but only to the extent that they so relate), the attorney-client privilege and the expectation of client confidence belongs to such Seller Representative and Company Holders and may be controlled by such Person and shall not pass to or be claimed by any of Parent, Surviving Corporation II or any of their respective Subsidiaries. Notwithstanding the foregoing, in the event that a dispute arises between Parent, Surviving Corporation II or any of their respective subsidiaries and a third party other than a Seller Representative or any of the Company Holders or any of their respective affiliates after the Closing, the Parent, Surviving Corporation II and its subsidiaries may assert the attorney-client privilege to prevent disclosure of confidential communications by O’Melveny & Myers LLP to such third party; provided, however, that neither the Parent, Surviving Corporation II nor any such subsidiary may waive such privilege without the prior written consent of Seller Representative. The Parent hereby acknowledges, on behalf of itself and its affiliates, that it has had an opportunity to ask for and has obtained information relevant to such representation, including disclosure of the reasonably foreseeable adverse consequences of such representation, and it hereby waives any conflict arising out of such future representation.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the Company, Parent, Merger Sub I and the Seller Representative have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

STRATASYS LTD.

By:	/s/ David Reis

Name:	David Reis

Title:	Chief Executive Officer

BACCIO MERGER CORPORATION

By:	/s/ David Reis

Name:	David Reis

Title:	Chief Executive Officer

BACCIO CORPORATION

By:	/s/ David Reis

Name:	David Reis

Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

COOPERATION TECHNOLOGY CORPORATION

By:	/s/ Nathaniel B. Pettis
Name: Nathaniel B. Pettis
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as Seller Representative

By:	/s/ Mark B. Vogel

Name:	Mark B. Vogel

Title:	Managing Director

[Signature Page to Agreement and Plan of Merger]

Exhibit A-1

Form of the Stockholder Agreement

Exhibit A-2

Form of the Stockholder Written Consent

Exhibit B-1

Certificate of Merger I

Exhibit B-2

Certificate of Merger II

Exhibit C

Earn-Out Provisions

Terms not defined in this Exhibit C or in the Merger Agreement shall have the meaning ascribed thereto in the Budget and Operating Plan.

(a)                                 Determination of the Period One Base Amount.  The determination of the Period One Base Amount shall be as set forth on Annex C to the Company Disclosure Schedule.

(b)                                 Determination of the Period Two Base Amount. The determination of the Period Two Base Amount shall be as set forth on Annex C to the Company Disclosure Schedule.

(c)                                  Determination of the Period One Profitability Percentage.  The Period One Profitability Percentage shall be calculated as set forth on Annex C to the Company Disclosure Schedule.

(d)                                 Determination of the Period Two Profitability Percentage.  The Period Two Profitability Percentage shall be calculated as set forth on Annex C to the Company Disclosure Schedule.

(e)                                  Earn-Out Definitions.

The following capitalized terms shall have the meanings ascribed thereto below:

(i)            For the purposes of this Exhibit C, a termination for “Cause” shall mean a termination that is either: (i) for ‘Cause’ as such term is defined in the Holdback Agreement entered into between Pettis and Parent on or about the date of this Agreement, or (ii) the persistent or material failure by Pettis to comply with the Basic Management Limitations; provided that Pettis shall be given written notice and a reasonable opportunity (of not less than thirty (30) days) to cure such conduct following the provision of such notice if such conduct is capable of cure.

(ii)           “Company Pipeline Products” means all products (and any products that are derivative of any such products) that are under development and have been previously disclosed to Parent.

(iii)            “Cost of Goods Sold” shall mean, for an Earn-Out Period, the total amount of costs attributable to the production, the purchase for resale and inventory of the Company Products or Company Pipeline Products sold (or recognized as sold for the purposes of the determination of Revenue) during the relevant Earn-Out Period, including but not limited to costs of raw materials, direct and indirect labor, costs associated with the Company’s or Company Subsidiaries’ supply chain, customer support and BotFarm service departments, excess and obsolete inventory reserves, costs of services (including direct and indirect labor, spare parts, reserves, scrap cost, payments made and costs incurred under warranties), cost of actual deviation from supply chain, purchase price variances, operation and logistic costs, including shipments, and factory overhead (including allocation of rent, occupancy, telephone, internet connectivity and depreciation costs directly attributable to production and warehousing activities) which are incurred, allowed, accrued or specifically allocated consistent with US GAAP and the Parent’s accounting practices (but solely to the extent such practices are in accordance with US GAAP).  The parties acknowledge that no adjustments resulting from purchase or business combination accounting (FASB ASC 805) arising out of the completion of the transactions contemplated by this Agreement, such as amortization of intangible assets, will be included in any calculation of Cost of Goods Sold.

(iv)            “Gross Margin” for an Earn-Out Period shall mean the fraction, expressed as a percentage, of which: (A) the numerator is: (x) the Revenue in respect of such Earn-Out Period, less (y) the Cost of Goods Sold in such Earn-Out Period; and (B) the denominator is the Revenue in respect of such Earn-Out Period.

(v)                                        “management of the Surviving Business Unit” shall mean the Chief Executive Officer of Surviving Corporation II and any other members of the management of the Surviving Business Unit to whom the Chief Executive Officer shall have delegated or assigned a task or responsibility within the authority of the Chief Executive Officer.

(vi)            “Revenue” shall mean, in respect of each Earn-Out Period, the amount of revenue, in US$, which is recognized by the Company and the Company Subsidiaries in accordance with US GAAP and Parent’s accounting practices (but solely to the extent such practices are in accordance with US GAAP), as being earned from selling any Company Products (or any derivatives thereof) or Company Pipeline Products (other than any revenue recognized as being earned from selling any Company Products (or any derivatives thereof) or Company Pipeline Products which would cause the condition set forth in Section 7.3(h) of the Company Disclosure Schedule to not be satisfied), during such Earn-Out Period, in arm’s-length sales to third parties other than on consignment and provided that such sales are only returnable to the Company or a Company Subsidiary pursuant to the Company’s or the Company Subsidiary’s standard terms of sale, as provided to Parent prior to the date hereof, less deductions from such gross sales amounts which are incurred, allowed, accrued or specifically allocated consistent with US GAAP Parent’s accounting practices (but solely to the extent such practices are in accordance with US GAAP), including but not limited to uncollectible accounts receivable that are more than 90 days due; allowances for damaged Company Products (or derivatives thereof) or Company Pipeline Products; credit card chargebacks, credit card fraud, returns or rejections of Company Products (or derivatives thereof) or Company Pipeline Products and price adjustments;  cash and quantity discounts, discounts attributable to the means of purchase (e.g., a discount for online purchases), allowances and credits; and sales, value-added (to the extent not refundable in accordance with applicable law) and withholding taxes and excise taxes, tariffs and duties, and other Taxes directly related to the sale.  In the case of Company Products (or derivatives thereof) or Company Pipeline Products sold by Parent, its subsidiaries (other than Surviving Corporation II and the Company Subsidiaries), or their respective distributors, the sale price that shall be recorded for any such Company Product or Company Pipeline Product shall be the arms’ length transfer price.  The parties acknowledge that no adjustments resulting from purchase or business combination accounting (FASB ASC 805) arising out of the completion of the transactions contemplated by this Agreement, such as amortization of acquired deferred revenues, will be included in any calculation of the Revenues.  In the case of Company Products (or derivatives thereof) or Company Pipeline Products sold by the Surviving Business Unit to Parent, such sales will be recognized as arms’ length transactions at a price equal to the price at which Parent recognizes revenue for the sale of such Company Products (or derivatives thereof) or Company Pipeline Products (if and when recognized by Parent), provided that in no event will such sale be recognized at a price less than 75% of the Company’s suggested retail price.

(vii)           “Supermajority Vote” means the approval of a matter by the Board of Directors of Surviving Corporation II which also includes as a subcomponent the affirmative vote of either of the Company Board Designees at the time of the vote.  If there are no Company Board Designees on the Board of Directors of Surviving Corporation II at any time, no action requiring the consent, authorization or other approval by a Supermajority Vote shall be permitted to be taken.

(viii)          “2013 H1 Revenue” shall mean the Revenue in respect of the period from January 1, 2013 to June 30, 2013.

(f)                                   Delivery of the Earn-Out Schedule.

Within ten (10) calendar days of the approval by the board of directors of Parent of:

(i)               in respect of Earn-Out Period One, the audited annual financial statements of Parent as at December 31, 2013, and for the 12 month period ending on such date,

(ii)                                      in respect of Earn-Out Period Two, the audited annual financial statements of Parent as at December 31, 2014, and for the 12 month period ending on such date,

(as applicable, the “Earn-Out Schedule Delivery Date”), Parent shall deliver to the Seller Representative a schedule certified by a responsible officer of the Parent or Surviving Corporation II (an “Earn-Out Schedule”) setting forth the computation of the First Earn-Out Payment or the Second Earn-Out Payment (as applicable), if any, together with the calculation thereof, including (A) the Period One Base Amount or the Period Two Base Amount (as applicable), (B) the Period One Profitability Percentage or the Period Two Profitability Percentage (as applicable), and (C) the Gross Margin calculated in respect of the relevant Earn-Out Period.  If no First Earn-Out Payment or Second Earn-Out Payment (as applicable) is due to be made, the Earn-Out Schedule shall state that no such First Earn-Out Payment or Second Earn-Out Payment is to be made.

(g)           Review by the Seller Representative.  After receipt of an Earn-Out Schedule, the Seller Representative shall have forty five (45) calendar days after the date of receipt thereof (the “Earn-Out Review Period”) to review that Earn-Out Schedule.  During the Earn-Out Review Period, the Seller Representative and its Representatives shall have reasonable access (including electronic access to the extent available) to the books and records of Surviving Corporation II, the personnel of, and work papers prepared by, Parent or Parent’s Representatives to the extent that they relate to the preparation of the Earn-Out Schedule and to such historical financial information relating thereto as the Seller Representative may reasonably request for the purpose of reviewing the Earn-Out Schedule and to prepare any objections thereto and shall use its commercially reasonable efforts to cause its Representatives to be made available in order to assist the Seller Representative in the review of such Earn-Out Schedule, provided that such access shall be in a manner that does not unreasonably interfere with the normal business operations of the Parent, Surviving Corporation II, or any of the Parent’s other subsidiaries.

(h)           Final and Binding Earn-Out Schedule.  Unless the Seller Representative, on or prior to the last day of the Earn-Out Review Period, gives Parent a written notice objecting to the relevant Earn-Out Schedule and specifying, in reasonable detail to the extent determinable, the basis for each such objection and the amount in dispute (to the extent determinable), such Earn-Out Schedule and the amount of the First Earn-Out Payment or the Second Earn-Out Payment (as applicable), if any, resulting therefrom shall be final and binding upon the Parent and the Seller Representative in respect of all amounts not specified as being in dispute under the aforementioned notice of objection.  If a timely notice of dispute of such Earn-Out Schedule is delivered to Parent, then such Earn-Out Schedule for the relevant Earn-Out Period (as revised in accordance with sub-clause (A) or (B) below) shall become final and binding upon the parties with respect to the stated amount in dispute upon the earlier of the date that (A) the Seller Representative and Parent resolve in writing any differences they have with respect to any matter specified in the notice of dispute, or (B) any matters in dispute are finally resolved pursuant to paragraph (i) below. The “Earn-Out Determination Date” shall mean the earliest of (a) the last day of the Earn-Out Review Period in the event that the Seller Representative does not deliver a written notice of dispute with such Earn-Out Review Period, (b) the date immediately following the date that the Seller Representative delivers a written notice to Parent that it does not dispute the computation of the Earn-Out Payment as set forth in the Earn-Out Schedule, (c) the date that the Seller Representative and Parent resolve in writing any differences they have with respect to any matter specified in the notice of dispute, or (d) the date that any matters in dispute are finally resolved pursuant to paragraph (i) below.

(i)            Resolution of Disputes relating to an Earn-Out Payment.  Any dispute relating to any calculations of an Earn-Out Payment shall be resolved pursuant to the following provisions:

(i)                                     If the Seller Representative has timely and properly disputed any calculations shown in an Earn-Out Schedule, then during the thirty (30) calendar days immediately following the delivery of a notice of dispute, the Seller Representative and Parent shall seek in good faith to resolve in writing any differences that they may have with respect to any matter specified in the notice of dispute.  During any period of dispute, the Seller Representative, Parent and their respective Representatives shall have the access contemplated by subsection (g) above.  If the parties are unable to resolve such dispute within such 30-day period (unless such 30-day period shall be extended by the mutual agreement of Parent and the Seller Representative), then such dispute shall be finally resolved by the Independent Accountants in accordance with the procedures set forth in the next paragraph.

(ii)           At the end of the thirty (30) day period described in paragraph (i)(i) above, the Seller Representative and Parent shall submit to the Independent Accountants for review and resolution all matters remaining in dispute (and only such matters) and that were included in the applicable notice of dispute (the “Disputed Items”).  Parent and the Seller Representative shall instruct the Independent Accountants to review and resolve all of the Disputed Items.  Parent and the Seller Representative shall instruct the Independent Accountants to make a final determination of the Disputed Items in accordance with the guidelines and procedures set forth in this Agreement.  Parent and the Seller Representative shall cooperate with the Independent Accountants during the term of its engagement.  The Independent Accountants’ determination shall be based solely on presentations by Parent and the Seller Representative that are in accordance with the guidelines and procedures set forth in this Agreement, and not on the basis of an independent review.  The resulting Earn-Out Schedule and the resulting final Earn-Out Payment shall become final, binding and unappealable on the parties hereto on the date the Independent Accountants deliver a final resolution in writing to Parent and the Seller Representative (which final resolution shall be required by the parties to be delivered not more than forty (40) calendar days following submission of such disputed matters).  All of the fees and expenses of the Independent Accountants pursuant to this paragraph (i) shall be paid by the party whose submission in respect of the Disputed Items varied the most from the amounts finally determined by the Independent Accountant.  Any such fees and expenses to be paid by the Company Stockholders shall be paid by Parent, provided that Parent shall be entitled to make an equivalent deduction (based on the Agreement Date Share Value) to the number of Holdback Shares contemplated by Article IX, and if such payment cannot be so covered by said deduction (based on the Agreement Date Share

Value) to the number of Holdback Shares, then those fees and expenses shall be paid by the Company Holders.

Any Dispute in connection with this Exhibit C (other than any dispute relating to any calculations of an Earn-Out Payment) shall be resolved pursuant to Section 10.8 of the Merger Agreement.

(j)            Post-Closing Earn-Out Protections.

(i)                                     Separate Business Unit. Subject to subsection (k) of this Exhibit C, after the Closing, unless and until there is an Earn-Out Release Event, Parent shall maintain Surviving Corporation II and the Company Subsidiaries as a division or separate business unit of Parent or any successor-in-interest of Parent (such entities or division or separate business unit, collectively the “Surviving Business Unit”) until at least the end of Earn-Out Period Two (and Parent shall, for the avoidance of doubt, have no obligation and makes no commitment to do so thereafter).  For the avoidance of doubt, nothing in the preceding sentence shall limit the ability of Parent to cause the liquidation or merger of the Company Subsidiaries into Surviving Corporation II, provided that any costs associated with such action shall not affect Cost of Goods Sold for any Earn-Out Period.

(ii)           No Restrictions. After the Closing until the earlier of (x) an Earn-Out Release Event or (y) the end of Earn-Out Period Two, Parent shall not enter into any agreement, arrangement or understanding without the prior written consent of the Company Board Designees that would result in a contractual restriction or limitation (including a contractual restriction or limitation of a Governmental Entity) being imposed on the operation or scope of the Surviving Business Unit’s business (including by reason of a forced divestiture or an agreement not to sell or market Company Products or Company Pipeline Products in any market or to any customers) that would be reasonably likely to negatively impact in a material manner the ability of the Surviving Business Unit to earn the full amount of the First Earn-Out Payment or the Second Earn-Out Payment.

(iii)          Working Capital Funding. To the extent set forth in the Budget and Operating Plan, Parent shall provide working capital funding for the operations of the Surviving Business Unit on the time schedule and in the amounts contemplated by such Budget and Operating Plan.

(iv)          Management Control. Except as otherwise provided in subsection (k) of this Exhibit C, until the earlier of (x) an Earn-Out Release Event or (y) the end of Earn-Out Period Two, management of the Surviving Business Unit shall be responsible for all decisions regarding the ordinary course business and operations of the Surviving Business Unit relating to the development, manufacture, sale and marketing of the Company Products and Company Pipeline Products and services. In furtherance of the foregoing:

(A)          the Board of Directors of Surviving Corporation II shall take no action that would be reasonably likely to conflict or interfere with the management rights of the management of the Surviving Corporation granted pursuant to this paragraph (j), provided that there shall be no restriction on the ability of Parent to have access to the operations and personnel of the Company and the Company Subsidiaries for the purpose of remaining informed of the operations, conduct of business and financial performance of the Company and the Company Subsidiaries;

(B)                               Parent shall allow the management of the Surviving Business Unit to make all decisions regarding the managers and employees of the Surviving Business Unit, including decisions involving hiring, terminations, compensation and the assignment of all responsibilities and duties of such managers and employees; and

(C)                               Parent shall allow the Surviving Business Unit to actively market all the Company Products and Company Pipeline Products under the “MakerBot” brand name, in the reasonable discretion of the management of the Surviving Business Unit (including, without limitation, (i) the entering into of distribution agreements, reseller agreements and retail agreements and (ii) all decisions regarding the pricing of Company Products and Company Pipeline Products).

(v)           No Prohibition on Competing Products. Notwithstanding anything to the contrary in this Exhibit C, Parent shall not be prohibited pursuant to this Agreement from researching, developing, manufacturing, marketing or selling other products and services that may compete with or reduce the sales of the Company Products or Company Pipeline Products.

(k)           Post-Closing Management and Operations of Surviving Corporation II.

(i)            Modifications to Budget and Operating Plan. Any modification to the Budget and Operating Plan following the date of this Agreement will require: (1) either the written consent of the Company prior to Closing, or approval by a Supermajority Vote of the Board of Directors of Surviving Corporation II at or after the Closing, and (2) the written consent of Parent.

(ii)           Composition of Directors and Officers. Consistent with Section 1.6 of the Agreement, the initial directors of Surviving Corporation II shall, unless otherwise agreed by Parent and the Company, be as set out in Section 1.6 of the Parent Disclosure Schedule and the initial officers of Surviving Corporation II shall, unless otherwise agreed by Parent and the Company, be as set out in Section 1.6 of the Parent Disclosure Schedule.  The person or persons designated as “Company Board Designees” on such Section 1.6 of the Parent Disclosure Schedule shall be deemed to be the “Company Board Designees” for purposes of this Agreement.

(iii)          Termination of Chief Executive Officer. The Board of the Directors of Surviving Corporation II shall not terminate the employment of the Chief Executive Officer of Surviving Corporation II without approval by a Supermajority Vote, except if for Cause.

(iv)          Affirmative Covenants.  Management of the Surviving Business Unit shall (i) operate the Surviving Business Unit within the requirements of the Budget and Operating Plan, (ii) be required to provide monthly management accounts to Parent in respect of the Company and the Company Subsidiaries and to provide such other financial reporting, planning and budgeting information and assistance as Parent and its Representatives reasonably require, (iii) manage the Surviving Business Unit’s cash and cash equivalent assets in accordance with Parent’s policies from time to time in general effect with respect to the Parent Subsidiaries, as communicated to management of the Surviving Business Unit and (iv) prior to the entry into any Contract to which Surviving Corporation II or any of its subsidiaries will be a party, coordinate with in-house or outside counsel reasonably acceptable to Parent for the purposes of reviewing such Contract.

(v)           Basic Management Limitations. Without the prior written consent of the Board of Directors of Surviving Corporation II, no member of management of the Surviving Business Unit shall take any action or fail to take any action to cause the Company or any of the Company Subsidiaries to: (i) breach or violate any Legal Requirement or any provision of Parent’s Business Conduct Policies, (ii) assume or create any obligation or liability (whether contingent or otherwise) in excess of $1,000,000 or which has a term of longer than 12 months and which cannot be terminated sooner on notice by Surviving Corporation II or any of its subsidiaries, (iii) license or enter into any other transaction relating to Company Intellectual Property other than (A) non-exclusive licenses for Company Products or Company Pipeline Products to end-users or purchasers of Company Products or Company Pipeline Products in the ordinary course of business, or (B) non-exclusive licenses to any Company Intellectual Property under collaboration or partnership agreements, (iv) enter into any transaction with any Key Employee or any of their respective affiliates or immediate family members (other than with respect to ordinary course business and travel expenses in accordance with Parent’s Business Conduct Policies), (v) enter into any Contract that, had it been entered into prior to the date of the Agreement, would have been required to have been disclosed in respect of Section 2.12(a)(iii) and (viii), (vi) enter into any Contract containing any term or obligation of non-assertion, any exclusive license of Company Intellectual Property, any other exclusivity provisions or any “most favored nation” terms, (vii) enter into any Contract which purports to apply any restriction to the business of Parent and the Parent Subsidiaries (other than Surviving Corporation II and the Company Subsidiaries), (viii) sell any Company Products or Company Pipeline Products which do not conform, in all material respects with all material applicable Legal Requirements, and all material applicable certification standards and requirements in each jurisdiction into which such Company Products or Company Pipeline Products are sold or distributed (provided that, with respect to the Legal Requirements described in Section 7.3(h)

of the Company Disclosure Schedule, such Company Products and Company Pipeline Products shall conform in all respects with such Legal Requirements), (ix) materially breach any Contract to which Surviving Corporation II or any of its  Subsidiaries is a party (including any breach of representation therein), (x) enter into any Contract with which Surviving Corporation II or any of its subsidiaries knows it will not able to comply in any material respect, (x) hire the chief financial officer of the Surviving Business Unit (provided that the prior written consent of the Board of Directors of Surviving Corporation II required with respect to such hiring shall not be unreasonably withheld or delayed), (xi) terminate the employment of the chief financial officer of the Surviving Business Unit (provided that the prior written consent of the Board of Directors of Surviving Corporation II required with respect to such hiring shall not be unreasonably withheld or delayed), (xii) enter into any Contract for the lease of any real property, or (xiii) infringe, misappropriate or otherwise violate any Intellectual Property Rights of any Person (subsections (i) through (xiii) above, the “Basic Management Limitations”).

(l)            Budget Requirement Deviation Remediation Procedures.

(i)            Delivery of Budget Requirement Schedule. At any time following the first Measurement Date, in the event that the Board of Directors of Surviving Corporation II concludes that the actual performance of the Surviving Business Unit in respect of any Measurement Period has or is reasonably likely to have deviated above the maximum amount or below the minimum amount set out in any Budget Requirement (such deviation, a “Material Deviation”), the Board of Directors of Surviving Corporation II shall, at its discretion, deliver to the Chief Executive Officer of Surviving Corporation II a schedule certified by a responsible officer of the Board of Directors of Surviving Corporation II (a “Budget Requirement Schedule”) setting forth (i) the computation of all or any of: (A) the Research and Development Costs in respect of such Measurement Period, (B) the Sales and Marketing Costs in respect of such Measurement Period, (C) the G&A Costs in respect of such Measurement Period, (D) the Capital Expenditure in respect of such First Annual Measurement Period or Second Annual Measurement Period, as appropriate, or (E) the Working Capital as at such Measurement Date, (ii) where the Budget Requirement Schedule includes any of the matters set out in subsections (i)(A), (B) or (C) above, the Revenue for such Measurement Period, (iii) details of the relevant deviation from such Budget Requirements, and (iv) a remediation plan setting forth in specific detail the actions that the management of the Surviving Business Unit must take in order to remedy such Material Deviation (the “Remediation Plan”).

(ii)           Remediation Period. Following receipt of any Budget Requirement Schedule setting forth a Material Deviation, the management of the Surviving Business Unit shall take such actions as are necessary to ensure compliance with the Budget Requirements consistent with the Remediation Plan as of (a) the immediately following Measurement Date, in the case of any Budget Requirement Schedule delivered to the Chief Executive Officer of Surviving Corporation II within forty-

five (45) days following any Measurement Date for which the Budget Requirement Schedule sets forth a Material Deviation, or (b) the second following Measurement Date, in the case any Budget Requirement Schedule delivered to the Chief Executive Officer of Surviving Corporation II more than forty-five (45) days following any Measurement Date for which the Budget Requirement Schedule sets forth a Material Deviation (such period described in subclauses (a) and (b), the “Remediation Period”).

(m)         Management Suspension Event.

(i)                                     In the event that (x) any of the Basic Management Limitations are breached, and if curable, are not cured within fifteen (15) Business Days of management of the Surviving Business Unit receiving written notice of such violation or breach, (y) management of the Surviving Business Unit breaches its obligations in paragraph (l)(ii) above to take the actions as are necessary to ensure compliance with the Budget Requirements consistent with the Remediation Plan, and if curable, such breach is not cured within fifteen (15) Business Days of management of the Surviving Business Unit receiving written notice of such violation or breach, or (z) any Material Deviation set forth in a Budget Requirement Schedule delivered pursuant to paragraph (l)(i) of this Exhibit C continues to constitute a Material Deviation as of the end of the Remediation Period (either such event referred to in subclauses (x), (y) or (z), a “Management Suspension Event”), Parent’s obligations in paragraph (j)(iv) above shall be suspended, and the Board of the Directors of Surviving Corporation II shall be entitled to assume all of the powers and responsibilities of the management of the Surviving Business Unit by giving written notice to the Chief Executive Officer of Surviving Corporation II until (A) in the case of a Management Suspension Event described in subclause (x) above, the date that the Basic Management Limitation that was violated or breached has been cured, or (B) in the case of a Management Suspension Event described in subclause (y) or (z) above, the date that the Material Deviation ceases to constitute a Material Deviation.

(ii)           Upon the occurrence of a Management Suspension Event described in subclause (x) of the immediately preceding paragraph, the Board of Directors of Surviving Corporation II shall use its commercially reasonable efforts to cause Surviving Corporation II to cure the breach of the Basic Management Limitation giving rise to such Management Suspension Event.  Upon the occurrence of a Management Suspension Event described in subclause (y) or (z) of the immediately preceding paragraph, the Board of Directors of Surviving Corporation II shall take such actions as are necessary to ensure compliance with the Budget Requirements consistent with the Remediation Plan, or, if such actions set forth in the Remediation Plan are not reasonably likely to result in compliance with the Budget Requirements, take such other actions as reasonably determined by the Board of Directors of Surviving Corporation II reasonably designed to cause the Company and the Company Subsidiaries to regain compliance with the Budget Requirements.

(iii)          In no event following a Management Suspension Event shall the Board of Directors of Surviving Corporation II take any action with the primary purpose of reducing or eliminating the ability of the Company Holders to earn any Earn-Out Payment hereunder.

(n)           Earn-Out Acceleration Events.

(i)            Upon the occurrence of any Earn-Out Acceleration Event at any time on or prior to the last day of Earn-Out Period One, the full amount of the First Earn-Out Payment and the Second Earn-Out Payment that could be payable pursuant to this Exhibit C and Section 1.8 hereto shall become immediately due and payable.

(ii)           Upon the occurrence of any Earn-Out Acceleration Event at any time after the last day of Earn-Out Period One and on or prior the last day of Earn-Out Period Two, (i) the First Earn-Out Payment otherwise due (to the extent unpaid as of the date of such Earn-Out Acceleration Event), and (ii) the full amount of the Second Earn-Out Payment that could be payable pursuant to this Exhibit C and Section 1.8 hereto, in each case, shall become immediately due and payable.

(iii)          The occurrence of any of the following events (1) through (5) below at any time on or prior to the last day of Earn-Out Period Two, shall constitute an “Earn-Out Acceleration Event” for purposes of this Section (l):

(1)           A direct or indirect sale or transfer (in a single transaction or through a series of related transactions) to any third party (other than a direct or indirect wholly owned subsidiary of Parent, provided that such subsidiary assumes all of Parent’s obligations under this Exhibit C and Parent remains liable for any breach of this Agreement by such subsidiary) shall occur of: (1) securities representing greater than 50% of the outstanding voting power, or economic interest in, Surviving Corporation II, or (2) a material portion of the assets of Surviving Corporation II or the Surviving Business Unit (it being understood that a sale by Parent of the outstanding securities of a wholly owned subsidiary held by Surviving Corporation II shall constitute a sale of assets by Surviving Corporation II) (any such transaction contemplated by this clause (iii) being referred to as a “Sale”);

(2)           Parent shall have breached its obligations under paragraph (j)(i), (ii) or (iii) of this Exhibit C, where such breach is not cured within fifteen (15) Business Days of notice thereof; provided that Parent shall not be deemed to be in breach of its obligations under paragraph (j)(ii) of this Exhibit C as a result of voluntary liquidation or winding up of Surviving Corporation II that has been approved by Supermajority Vote in accordance with paragraph (n)(iii)(4);

(3)           Parent (A) commences a voluntary bankruptcy case under Israeli law, or consents to the entry of an order for relief in an involuntary case or consents to the appointment of or taking possession by a receiver, trustee or other custodian for all or a substantial part of its property; or (B) Parent makes an assignment for the benefit of creditors under insolvency proceedings; or (C) the Parent Board adopts any resolution or otherwise authorizes action to approve any of the actions referred to in this Section (l)(iii)(3);

(4)           A voluntary liquidation or winding up of Surviving Corporation II shall occur without being authorized by the approval of the Board of Directors of Surviving Corporation II by a Supermajority Vote, where such alternative arrangements for the protection of the Company Holders’ ability to become entitled to any Earn-Out Payment as are reasonably acceptable to the Board of Directors of Surviving Corporation II (acting by Supermajority Vote) have not been implemented prior to such voluntary liquidation or winding up;

(5)           The Board of Directors of Surviving Corporation II shall terminate the employment of the Chief Executive Officer of Surviving Corporation II without Cause.

(o)           Earn-Out Release Event. Parent shall be immediately released from the obligations set out in paragraph (j) of this Exhibit C upon the payment(s) by Parent in accordance with Section 1.8 hereto, of the First Earn-Out Payment and Second Earn-Out Payment, to the extent due pursuant to this Exhibit C and Section 1.8 hereto, including upon the occurrence of an Earn-Out Acceleration Event (the occurrence of all such payment(s), an “Earn-Out Release Event”).

Exhibit D

Plan of Distribution

Exhibit E

Form of Company Holder Questionnaire

Exhibit F

Form of FIRPTA Certificate and Form of Notice to the IRS Pursuant to Treasury Regulation Section 1.897-2(h)(2)

Exhibit G

Form of Parachute Payment Waiver

Exhibit H

Form of Parent and  Merger Sub I Closing Certificate Pursuant to Section 7.2(b)(i)

Exhibit I

Form of Officer’s Certificate of Parent, Merger Sub I and Merger Sub II Pursuant to Section 7.2(d) (Parent Tax Certificate)

Exhibit J

Form of Company Officer’s Certificate Pursuant to Section 7.2(d) (Company Tax Certificate)

Exhibit K

Form of Company Closing Certificate Pursuant to Section 7.3(b)(i)

Exhibit L

Balance Sheet Rules

Exhibit M

Form of Employment Agreements

Exhibit N

Form of Promissory Note

Exhibit O

Form of Alternative Earn-Out Agreement

Exhibit P-1

Form of Retention Bonus Agreement (Type I)

Exhibit P-2

Form of Retention Bonus Agreement (Type II)